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FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2009

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan Lovells US LLP
875 Third Avenue
New York, New York 10022

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EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2009, was EUR 22,505,191,677.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 129 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 129 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2009, was EUR 2,571,379,452.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2009, was (in millions):

U.S. dollar		$1,257
Japanese yen	JPY	71,601
Swedish Kroner	SEK	1,165

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section – Group Management Report”, “Financial Section – Consolidated Financial Statements – Consolidated Statement of Comprehensive Income”, “Financial Section – Consolidated Financial Statements – Cash Flow Statement”, “Financial Section – Notes to the Consolidated Financial Statements”, “Financial Section – Unconsolidated Financial Statements – Unconsolidated Profit and Loss Account”, and “Financial Section – Notes to the Unconsolidated Financial Statements”, pp. 26-47, 48, 51-52, 53-102, 113-114, 115-124 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2009.

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(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2009.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of the close of the last fiscal year of the Federal Republic giving the total outstanding of:

(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded indebtedness of the Federal Republic outstanding as of December 31, 2009, was EUR 1,017.7 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information—I. Direct Debt of the Federal Government—Summary”, p. G-33 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of December 31, 2009, the Federal Republic had external funded non-euro denominated indebtedness of US$9.0 billion, GBP 0.01 billion, SEK 0.02 billion and CHF 0.02 billion.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information—I. Direct Debt of the Federal Government”, pp. G-33 to G-37 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

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(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year (Treasury Discount Papers and Schuldscheindarlehen), outstanding as of December 31, 2009 was EUR 103.3 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.)

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany—Public Finance”, pp. G-26 to G-32 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2009.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2009.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

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See “The Federal Republic of Germany—Monetary and Financial System—Monetary Policy Strategy and Prices” and “The Federal Republic of Germany—Monetary and Financial System—Official Foreign Exchange Reserves”, pp. G-19 to G-20 of Exhibit (d), which are hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany—The Economy—International Economic Relations”, pp. G-15 to G-18 of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany—The Economy—International Economic Relations”, pp. G-15 to G-18 of Exhibit (d), which are hereby incorporated by reference herein.

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This annual report comprises:

(a)	Pages numbered 1 to 9, consecutively,

(b)	The following exhibits:

Exhibit (a)	–	None.

Exhibit (b)	–	None.

Exhibit (c)	–	The latest annual budget for the Federal Republic of Germany (pp. G-26 to G-32 of Exhibit (d) hereto).

Exhibit (d)	–	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 17, 2010.

Exhibit (e)	–	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

Exhibit (f)	–	Consent of the Federal Republic of Germany.

Exhibit (g)	–	Governing Law of October 31, 2009 (with English translation).

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on May 17, 2010.

LANDWIRTSCHAFTLICHE RENTENBANK

By: /s/ Dr. Horst Reinhardt

Name: Dr. Horst Reinhardt
Title: Managing Director
Member of the Board of Managing Directors

By: /s/ Joachim Happ

Name: Joachim Happ
Title: Vice President

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EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-26 to G-32 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 17, 2010.

(e)	Consent of Deloitte & Touche.

(f)	Consent of the Federal Republic of Germany.

(g)	Governing Law of October 31, 2009 (with English translation).

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EXHIBIT (c)

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EXHIBIT (d)

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LANDWIRTSCHAFTLICHE RENTENBANK

THE FEDERAL REPUBLIC OF GERMANY

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 17, 2010, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2009.

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THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 7, 2010, the noon buying rate for cable transfers in New York City in euro was EUR 1.00 = $1.2721.

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission (the “SEC”) giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2005	1.1842	1.2400	1.3476	1.1667
Year ended December 31, 2006	1.3197	1.2661	1.3327	1.1860
Year ended December 31, 2007	1.4603	1.3797	1.4862	1.2904
Year ended December 31, 2008	1.3919	1.4700	1.6010	1.2446
Year ended December 31, 2009	1.4332	1.3955	1.5100	1.2547
Quarter ended March 31, 2010	1.3526	1.3685	1.4536	1.3344

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed in U.S. dollars per €1.00, for each month from January through April 2010, as published by the Federal Reserve Bank of New York.

2010	High	Low

January	1.4536	1.3870
February	1.3955	1.3476
March	1.3758	1.3344
April	1.3666	1.3130

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic, including Rentenbank, must report to the German Central Bank (Deutsche Bundesbank), subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if this payment exceeds €12,500 or the equivalent in a foreign currency.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2010. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Rentenbank expects its final, audited financial statements for 2010 to be announced at a press conference and published in April 2011.

The first quarter of 2010 was characterized by a continuing high demand for our special promotional loans. The approved volume of loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to €1,231.4 million (as compared with €905.6 million during the three months ended March 31, 2009).

From the total anticipated medium and long-term issue requirement of prospective €10 billion for 2010, Rentenbank was already able to raise €4.5 billion in the first quarter (as compared with €3.8 billion during the three months ended March 31, 2009). Issue volume, including short-term issues (except for issuance under the European commercial paper program), reached a total of €4.5 billion during the first quarter of 2010 (as compared with €3.8 billion during the three months ended March 31, 2009).

THE FEDERAL REPUBLIC OF GERMANY

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

1st quarter 2009	-3.5	-6.7
2nd quarter 2009	0.4	-5.8
3rd quarter 2009	0.7	-4.8
4th quarter 2009	0.2	-2.2
1st quarter 2010	0.2	1.6

The German economy expanded slightly in the first quarter of 2010 compared to the preceding quarter. Thus, the slight upward trend observed since the second quarter of 2009 continued. Economic growth in the first quarter of 2010 was supported by capital formation in machinery and equipment and by exports. Furthermore, the building of inventories and the increase in government final consumption expenditure had a positive impact. Capital formation in construction, final consumption expenditures of households and imports negatively affected growth.

Compared with the first quarter of 2009, GDP in the first quarter of 2010 increased by 1.6% in calendar-adjusted terms (unadjusted figure: +1.7%).

Source: Statistisches Bundesamt, Gross domestic product slightly up in 1st quarter of 2010, press release of May 12, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/05/PE10__170__811,templateId=renderPrint.psml).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

April 2009	0.0	0.7
May 2009	-0.1	0.0
June 2009	0.4	0.1
July 2009	0.0	-0.5
August 2009	0.2	0.0
September 2009	-0.4	-0.3
October 2009	0.1	0.0
November 2009	-0.1	0.4
December 2009	0.8	0.9
January 2010	-0.6	0.8
February 2010	0.4	0.6
March 2010	0.5	1.1
April 2010	-0.1	1.0

The consumer price index for Germany rose by 1.0% in April 2010 compared to April 2009. This increase was slightly lower than the price increase in March 2010 compared with March 2009 (+1.1%). As in the previous months, the increase in April 2010 was mainly due to an increase in prices of energy (+5.2%).

The increase in prices of mineral oil products (+19.5% - of which heating oil: +32.9% and motor fuels: +16.4%) had a particularly strong impact on the increase in April 2010. Excluding the prices of mineral oil products, the inflation rate in April 2010 compared to April 2009 would have been 0.3%. While prices of electricity also increased (+2.5%), prices of gas
(-9.8%) and central and remote heating (-13.0%) decreased.

Food prices increased by 1.5% in April 2010 compared to April 2009, which was mainly due to an increase in prices of vegetables (+8.9%), fruits (+6.3%) and oils and fats (+5.7%). Price decreases were recorded for dairy products (-2.7%).

The slight decrease of 0.1% in the consumer price index from April 2010 to March 2010 was mainly due to seasonal price decreases which more than offset price increases for energy (+1.3%) and food (+0.8%).

Source: Statistisches Bundesamt, Consumer prices in April 2010: +1.0% on April 2009, press release of May 11, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/05/PE10__166__611,templateId=renderPrint.psml).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition)(1)

Reference period	Original percentages	Seasonally adjusted percentages(2)

March 2009	7.8	7.4
April 2009	7.7	7.6
May 2009	7.4	7.6
June 2009	7.5	7.6
July 2009	7.6	7.6
August 2009	7.7	7.6
September 2009	7.3	7.5
October 2009	7.0	7.5
November 2009	7.1	7.5
December 2009	7.2	7.4
January 2010	7.9	7.4
February 2010	7.9	7.4
March 2010	7.5	7.3

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.
(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.

The number of employed persons decreased by approximately 138,000, or 0.3%, in March 2010 compared to March 2009. Compared to February 2010, the number of employed persons in March 2010 increased by approximately 12,000 after elimination of seasonal variations.

The seasonally adjusted number of unemployed persons in March 2010 decreased by approximately 50,000, or 1.7%, compared to March 2009. Compared to February 2010, the seasonally adjusted number of unemployed persons in March 2010 decreased by approximately 30,000, or 1.0%.

Sources: Statistisches Bundesamt, Employment in March 2010: Decline in employment slowing down
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Aktuell,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment rates
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml);
 Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml);
 Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)

Item	January to March 2010	January to March 2009

Foreign trade	37.8	27.5
Services	-1.5	-1.3
Factor income (net)	11.2	11.9
Current transfers	-13.4	-12.9
Supplementary trade items	-2.4	-2.7

Current account	31.7	22.6

Source: Statistisches Bundesamt, German exports in March 2010: +23.3% on March 2009, press release of May 10, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/05/PE10__164__51,templateId=renderPrint.psml).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under the governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fishing) and the development of rural areas through the extension of credit for:

•	the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors;

•	the sale and warehousing of agriculture and food products;

•	agriculture-related environmental protection, the development of renewable energies and renewable raw materials from agriculture products, the expansion of organic farming and the protection of animals within the agriculture industry;

•	the improvement of infrastructure in rural areas; and

•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks.
See “–Understanding with the European Commission”.

In 2009, Rentenbank’s governing law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “Relationship with the Federal Government – Anstaltslast”.

Furthermore, Rentenbank’s governing law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of our governing law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Rentenbank’s statutes (Satzung) were amended and restated, effective as of July 26, 2004, principally to reflect the changes in Rentenbank’s governing law.

We extend credit to German and other European Union public and private sector banks which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

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Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2009, Rentenbank had total consolidated assets of approximately €77.8 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis. Throughout this description, we discuss our consolidated financial information unless we note otherwise. For more information on our unconsolidated statements, see our unconsolidated financial statements and the notes thereto beginning on page 105.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food, Agriculture and Consumer Protection which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Anstaltslast

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;

•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and

•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations to the holders of any of our securities are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Understanding with the European Commission

On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the agreement, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises (“SMEs”), infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

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With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Advisory Board, the Federal Republic exercises supervision through the Federal Ministry of Food, Agriculture and Consumer Protection (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law. See “Management – Board of Managing Directors, “Management – Advisory Board”, and “Management – General Meeting”.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) under the German Banking Act (Kreditwesengesetz or KWG; the “German Banking Act”). See “Supervision and Regulation” and “The Federal Republic of Germany – Financial Supervisory Authority”.

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BUSINESS

Our principal business is providing loans and other types of financing for the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors and for rural development. We do so primarily by extending credit to German public and private sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, a limited number of German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fishing. This sector includes borrowers engaged in all types of agriculture production, forestry, horticulture and fishing. It also includes borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry and fishing and commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).

•	Food Industry. Eligible borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and the food trade.

•	Renewable Energy: This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. It also includes borrowers engaged in related businesses such as manufacturers of machinery used in bioenergy-production. This sector also covers lending for photovoltaic power plants, if borrowers linked to agriculture, forestry, horticulture, fishing or food industry.

•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of fewer than 50,000 persons.

•	Local Government Authorities in Rural Areas. Loans may also be made to local governments and other public agencies and authorities such as water and sewage treatment boards and other public utilities in communities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German and other European Union banks. Our traditional loan portfolio consists primarily of standard promotional loans to financial institutions and accounted for 58% of our loan portfolio at December 31, 2009. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

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New Business

The following table shows the notional amount of our new loan commitments, on a consolidated basis:

	For the Year Ended December 31,

	2009	2008

	(EUR in millions)
Loan commitments(1):	11,958	14,609
Standard promotional loans for agriculture and rural areas	1,494	4,175
Special loans for specific promotional purposes and assistance measures	5,387	4,018
Renewals	5,077	6,416
Securities	3,772	3,672

Total medium- and long-term extensions of credit	15,730	18,281

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows, on a consolidated basis, the special loans for specific promotional purposes portion of our loan portfolio of our standard promotional loans for agriculture at December 31, 2009 and 2008.

	At December 31,

	2009	2008

	(EUR in millions)
Special loans for specific promotional purposes and assistance measures	19,496	15,874
Standard promotional loans for agriculture	26,957	43,385

Total	46,453	59,259

The following table provides, on a consolidated basis, a breakdown of our loan portfolio according to maturity at December 31, 2009 and 2008.

	At December 31,

	2009	2008

	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	18,612	17,801
Medium-term (between one year and five years)	16,286	17,423
Short-term (less than one year)	10,790	17,426
Direct Loans:
Long-term (five years or more)	169	3
Medium-term (between one year and five years)	334	212
Short-term (less than one year)	77	6,253

Total	46,268	59,118

Our portfolio of traditional loans consists primarily of medium- and long-term standard promotional loans for the agricultural sector and the food industry as well as rural areas and special loans for specific promotional purposes and assistance measures. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2009, totaled €46.5 billion, a decrease of 21.6% from €59.3 billion at December 31, 2008. At December 31, 2009, this loan portfolio represented 59.7% of our total assets.

Our standard promotional loans accounted for 58% of our loan portfolio at December 31, 2009, compared with 73.2% of our loan portfolio at December 31, 2008. It is composed of secured and unsecured loans to German and European Union public sector and private sector banks. Landesbanken, public sector universal banks, and Sparkassen, a type of public sector savings bank, are the principal German public sector banks to which we lend. Both originally benefited from institutional liability (Anstaltslast) and/or an explicit statutory guarantee (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the

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Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General – Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our standard promotional loans, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

Our special loans for specific promotional purposes accounted for 42% of our loan portfolio at the end of 2009 compared with 26.8% of our loan portfolio at the end of 2008. They are composed exclusively of secured loans to German public sector and private sector banks. These special medium- and long-term loans are made to German banks which loan the proceeds to end-borrowers who meet the qualifications under one of our special lending programs designed to further agriculture-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the end-borrower are generally more favorable to the end-borrower than would otherwise be commercially obtainable.

Standard Promotional Loans

Borrowing terms on standard promotional loans are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,200 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “– Credit Analysis”.

At December 31, 2009, approximately 38.9% of our notional loan portfolio amount was unsecured. Unsecured loans to German and other European Union private sector banks are made only after a thorough review of the borrowing bank’s creditworthiness.

We also make standard promotional loans to public and private sector banks located in other European Union countries. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country of the European Union into which we lend.

Short-Term Standard Promotional Loans

Short-term loans are granted to both financial institutions and non-financial institutions. The bulk of our standard promotional lending consists of loans made to banks and other financial institutions in the wholesale markets.

Special Loan Programs

Special loans for specific promotional purposes consist exclusively of medium- and long-term loans. These loans are extended under special programs designed to further specific policy goals defined by our Advisory Board. In addition, we administer other special loan programs on behalf of the Federal Republic and some states (Länder). Borrowers must meet requirements to borrow under one of these programs. Unlike our standard promotional loans, under the special loan programs we review the end borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the end borrower.

Through the following special loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. In November 2008, these programs were subject to a significant restructuring. The structure of the programs allows us the promotion along the entire food value chain. Loans

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are generally limited to €10 million per business per year. Included are loans issued by some federal states’ development banks which used liquidity facilities for specific promotional purposes in their respective federal state. The blanket credits provided are used for the comprehensive refinancing of loan programs of the individual federal states intended for the promotion of the agricultural business and rural areas. These programs are (1) set up by the federal state development banks and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are special loan programs with added value (e.g. lower interest rate) on behalf of the development bank. The federal state development banks are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Programs for agricultural enterprises: Under these programs, we finance medium- and long-term loans to individual end-borrowers who (1) lease or own small farms, (2) produce agricultural products, and, (3) to qualify for the most attractive “TOP”-interest terms, are (a) up to 40 years of age or (b) invest in the conservation of natural resources as well as measures to improve animal welfare and consumer protection. These loans are offered to purchase or modernize new farm equipment and buildings, to purchase new land or an existing farming operation. They can also be used for operating resources (approximately 37.2% of special loans made during the year ended December 31, 2009, were of this type);

•	Programs for agribusiness enterprises: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at “TOP”-interest terms are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products (approximately 3.8% of new special loans made during the year ended December 31, 2009, were of this type);.

•	“Renewable Energies”: Investments by agricultural or agribusiness enterprises in renewable energies are promoted by this program. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants (approximately 28.9% of special loans made during the year ended December 31, 2009, were of this type);

•	Rural Development: Under these programs, we make available medium- and long-term loans to (1) private individuals and private businesses for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, the development of regional tourism through the construction of parks, harbors, campgrounds and public baths and in some cases the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply (approximately 25.1% of special loans made during the year ended December 31, 2009, were of this type); and

•	Special loan programs on behalf of the Federal Republic and the states (Länder): For further cooperation with the federal states see “— Activities on Behalf of the Federal Republic and State (Länder) Governments”. These programs account for approximately 5.0% of new special loans made during the year ended December 31, 2009.

Although we review the applications and the eligibility of the end borrower, special loans for specific promotional purposes are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our special loan programs. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; RGZS), currently 0.75% p.a. up to 5.10% p.a. according to the credit rating of the end-borrower and/or the value of collateral provided, on loans extended under the special loan programs. Special loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. More than 50% of our special loans have an original maturity of more than ten years. Unlike standard promotional loans, special loans have been secured by both an assignment of

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the underlying loan and the creation in favor of Rentenbank of a security interest in the loan collateral or mortgage. Since April 1, 2001, new special loans have been secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to whom we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special loan programs for specific promotional purposes and assistance measures, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special loan programs, see “- Special Loan Programs for Special Promotional Purposes and Assistance Measures” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other European Union banks. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany and elsewhere in the European Union, we only purchase the debt securities of financial institutions active in these areas. At December 31, 2009, the securities portfolio accounted for 35.7% of total assets. Of our portfolio of debt securities, at December 31, 2009, 3.2% were issued by public issuers, compared to 1.5% at December 31, 2008.

The following table shows the aggregate book value of our securities portfolio on a consolidated basis at December 31, 2009 and 2008.

Securities Portfolio

	At December 31,

	2009	2008

	(EUR in millions)
From public issuers	897	401
From other issuers	26,922	27,025

Total securities	27,818	27,426

Subsidiaries

We hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”). LRB is a holding company that owns equity interests in DSV and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main. We own 100% of LRB’s outstanding capital. At December 31, 2009, LRB had total assets of €232.2 million.

DSV is a holding company that owns equity interests in companies engaged in agriculture. LRB owns 100% of DSV’s outstanding capital. At December 31, 2009, DSV had total assets of €17.8 million.

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Activities on Behalf of the Federal Republic and State (Länder) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food, Agriculture and Consumer Protection. These are granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds) the disbursement of which is determined by the General Meeting.

We also act on behalf of a number of different states (Länder) and the Federal Republic in administering other sponsored loan programs. We provide interest subsidy products for a number of German federal states. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issue default guarantees in the context of the investment assistance programs for the agricultural sector (Agrarinvestitionsförderungsprogramm; AFP) of the federal state of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973. Due to the financial crisis and low prices for agricultural products the federal government together with the federal states and Rentenbank set up loan programs for agricultural enterprises to provide liquidity. These programs involved federal and in some federal states also state subsidies to support farmers with even lower interest rates. The lending volume of these programs is included in “-Programs for agricultural enterprises”.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper as well as repo business with EUREX;

•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and

•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our €20 billion Euro Commercial Paper Program. This issuing program enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with the German Central Bank (Deutsche Bundesbank).

We also obtain funding in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €60 billion Euro Medium-Term Note Programme and an A$10 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registrations in Japan for primary offerings (Samurais) and secondary offerings (Uridashis), and a shelf registration in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2009, we issued the equivalent of €5.9 billion of Euro Medium-Term Notes,

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€0.6 billion of AUD-Medium-Term Notes and approximately €1.5 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “- Risk Management and Derivatives” below.

Until the end of 2006, Rentenbank has issued secured debt instruments which were placed predominantly with domestic investors. These issues were 10 per cent risk-weighted for bank capital adequacy purposes. With the introduction of the zero per cent risk-weighting – down from 20 per cent under Basel I guidelines – for Rentenbank in Germany and the other European Union countries through the consolidated EU Banking directive and the German solvency ordinance as per January 2007 we discontinued the issuance of secured debt instruments for the time being.

With respect to the domestic and international capital markets, the following table shows our sources of funds on a consolidated basis and, categorized by type of instrument, during each of the years indicated. We classify almost all instruments issued in the international capital markets as unsecured bearer bonds.

	At December 31,

	2009	2008

	(EUR in millions)
International Loans / Promissory notes	2,652.7	1,763.3
Registered bonds (Namensschuldverschreibungen)	5,930.2	5,799.9
Bearer bonds:
Secured	3.8	1,353.9
Unsecured*	61,158.9	66,190.2

Total	69,745.6	75,107.3

* Includes SEC registered bonds and bonds offered and sold pursuant to Rule 144A under the Securities Act, and registered bonds issued under the Australian Dollar Domestic Medium-Term Note Program.

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “– Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 81.6% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German states, or Länder, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our treasury department has responsibility for our risk management system and is overseen directly by the Board of Managing Directors. The treasury department applies for and the Board of Managing Directors determines market and liquidity risk exposure limits. Daily reports are generated by the risk control department, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Board of Managing Directors. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 100 basis points upward shift of the yield curve and must be acknowledged daily by the treasury department and a member of the Board of Managing Directors. With respect to liquidity risk, our exposure is never greater than the amount of our eligible collateral for open market transactions with the European Central Bank. The Financial Institutions department applies for, and the board approves, the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “- Standard Promotional Loans”.

We use derivative instruments, such as swaps, forward contracts and options almost exclusively as part of our asset and liability risk management. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the German Banking Act which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

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Pursuant to the German Banking Act we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity and operational risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of a diverse set of documents including business reports, ratings letters and our own credit analysis. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2009, a notional amount of €0.1 billion of liabilities to banks, €0.1 billion of liabilities to customers, €44.7 billion of securitized liabilities and €0.8 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2009, a notional amount of €0.2 billion of loans and advances to banks and €1.5 billion of financial investments were denominated in a currency other than euro. Those assets were either swapped into euro or re-financed in the respective currency.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. Each day, we calculate the projected net liquidity balance for each day of the coming two years. We also project the volume of assets in our central clearing account with the Deutsche Bundesbank eligible for borrowing under the standing facilities of the European Central Bank. The marginal lending facility allows us to obtain overnight liquidity from the Deutsche Bundesbank, limited by the aggregate collateral value of our eligible assets. We have used this facility in the past only under exceptional circumstances to cover daily liquidity deficits.

Our cash reserves consist of cash in hand and the balance of our central clearing account with the Deutsche Bundesbank which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

Impact of Climate Change on Rentenbank’s Business Activities

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the earth’s atmosphere. Pursuant to certain studies, this may have serious effects on the agriculture industry worldwide, but rather positive effects for agriculture businesses located in Germany, at least compared to those located in other regions of the world. Since our ultimate borrowers’ agriculture businesses are located in Germany, we do not believe that there will be any material adverse effects on our lending operations and financial or competitive positions.

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources, such as the production of energy from biomass and the use of solar energy, by providing for financial contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources.

We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, since many are investing in environmentally friendly technology and procedures, we believe that they will be positively or at least less adversely impacted by potential future environmental laws and regulations as compared to businesses using or investing in traditional energy sources.

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CAPITALIZATION

The following table shows Rentenbank’s capitalization on a consolidated basis as of December 31, 2009. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of
December 31, 2009

(EUR in millions)(1)

Long-term debt from:
Banks	2,046
Other lenders	5,362

Total long-term borrowings	7,408
Bonds	39,853

Total long-term debt	39,853
Subordinated liabilities	786

Total subordinated liabilities	786
Equity:
Subscribed capital	135
Reserves(2)	2,275
Revaluation Reserve	-174

Total equity	2,236

Total capitalization	50,283

(1)	On May 7, 2010, the noon buying rate for cable transfers in New York City in euro was EUR 1.00 = $1.2721.
(2)	Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

As of December 31, 2009, Rentenbank’s Core Capital (or Tier I) ratio amounted to 15.3% and its Supplementary Capital (or Tier II) ratio amounted to 8.5%. For a discussion of capital adequacy requirements under the German Banking Act, see “Supervision and Regulation – Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Board of Managing Directors (Vorstand), the Advisory Board (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Board of Managing Directors and the Advisory Board named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Board of Managing Directors

The Board of Managing Directors is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Board of Managing Directors is required to deliver to the Advisory Board on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Advisory Board, the Board of Managing Directors is required to report semi-annually to the loan committee (Kreditausschuss) of the Advisory Board regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Board of Managing Directors is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Advisory Board by a two-thirds majority. The appointment of members of the Board of Managing Directors requires the prior approval of the Supervising Authority.

The members of the Board of Managing Directors are:

Dipl.-Kfm. Hans Bernhardt
Dipl.-Volksw. Dr. Horst Reinhardt

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Managing Directors to Rentenbank and such member’s private interests or other duties.

Advisory Board

The Advisory Board supervises, and appoints members to and is entitled to remove members from, the Board of Managing Directors. It may issue general and specific instructions to the Board of Managing Directors. In particular, the Advisory Board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Advisory Board adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Advisory Board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the Administrative Committee of the Advisory Board (Verwaltungsausschuss), and the issuance of pension guidelines. The Advisory Board must meet at least semi-annually.

The Advisory Board may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Advisory Board to form an administrative committee concerned with legal and administrative matters, a loan committee concerned with loan and investment matters, an audit committee (Bilanzausschuss) concerned with financial and accounting matters, and an expert committee concerned with the allocation of retained earnings.

The Advisory Board has 18 members, one of whom is the Federal Minister of Food, Agriculture and Consumer Protection. Eight of the members of the Advisory Board represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German states (Bundesländer), one member each represents the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

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The following is a list of the members of the current Advisory Board:

Chairman:	Präsident Gerd Sonnleitner, Deutscher Bauernverband e.V., Berlin

Deputy Chairman:	Ilse Aigner, Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representatives of the not-for-profit agricultural and food organizations:	Generalsekretär Dr. Helmut Born, Deutscher Bauernverband e.V., Berlin

Präsident Norbert Schindler MdB, Bauern- und Winzerverband Rheinland-Pfalz Süd e.V., Mainz

Präsident Udo Folgart, Landesbauernverband Brandenburg e.V., Teltow/Ruhlsdorf

Präsidentin Brigitte Scherb, Deutscher LandFrauenverband e.V., Berlin

Präsident Werner Hilse, Landvolk Niedersachsen Landesbauernverband e.V., Hannover

Representative of the not-for-profit Farmers’ Mutual Savings Institution:	Präsident Manfred Nüssel, Deutscher Raiffeisenverband e.V., Berlin

Representative of the Food Industry:	Präsident Bruno Fehse, Bundesverband der Agrargewerblichen Wirtschaft e.V., Bonn

State Ministers of Agriculture or their permanent official representatives:(1)

Berlin	Dr. Benjamin-Immanuel Hoff, Staatssekretär der Senatsverwaltung für Gesundheit, Umwelt und Verbraucherschutz des Landes Berlin, Berlin

North Rhine-Westphalia	Eckhard Uhlenberg, Minister für Umwelt und Naturschutz, Landwirtschaft und Verbraucherschutz des Landes Nordrhein-Westfalen, Düsseldorf

Saxony	Herbert Wolff, Staatssekretär Sächsisches Staatsministerium für Umwelt und Landwirtschaft, Dresden

Representative of the not-for-profit Trade Unions:	Klaus Wiesehügel, Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Frankfurt am Main

Representative of the Ministry of Food, Agriculture and Consumer Protection:	Ministerialdirektor Dr. Jörg Wendisch, Bundesministerium für Ernährung, Landwirtschaft und Verbraucherschutz, Bonn

Representative of the Ministry of Finance:	Ministerialdirigent Dietrich Jahn, Bundesministerium der Finanzen, Berlin

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Elected Specialists:
Klaus-Peter Müller, Vorsitzender des Aufsichtsrats der Commerzbank AG, Frankfurt am Main

Wolfgang Kirsch, Vorsitzender des Vorstandes der DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

Heinrich Haasis, Präsident des Deutschen Sparkassen- u. Giroverbands e.V., Berlin

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on the Issuer’s Advisory Board.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Advisory Board to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Board of Managing Directors on our business activities and of the Advisory Board on resolutions adopted by the Advisory Board. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Advisory Board approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Board of Managing Directors and the Advisory Board, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Rentenbank adopted the Public Corporate Governance Kodex des Bundes (PCGC, as of June 30, 2009), as promulgated by the German federal government, by resolution of the Advisory Board dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2009, we had 218 employees. Of these, 196, or 89.91% of our workforce, were commercial employees (kaufmännische Angestellte). The remaining 22 employees, or 10.09%, were industrial employees (gewerbliche Angestellte), working as kitchen staff, janitors, tradesmen and drivers. 129 employees, or 59.17% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and warehousing of agriculture and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. With the adoption of the Restructuring Law effective as of August 22, 2003, several changes were made to our governing law principally in order to clarify our permissible activities.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Advisory Board. The Minister of Food, Agriculture and Consumer Protection is deputy chairman of and representatives from the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance are members of the Advisory Board.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food, Agriculture and Consumer Protection which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Governing Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Wolfgang Reimer and the current deputy is the senior government official Mr. Karl-Heinz Tholen.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the German Banking Act and are supervised and regulated by BaFin and by the German Central Bank (Deutsche Bundesbank).

Regulation by BaFin

BaFin is an independent federal authority supervised by the Federal Ministry of Finance. BaFin is authorized to issue certain regulations and guidelines implementing the provisions of the German Banking Act and other laws affecting banks, including Rentenbank. The regulations issued by BaFin set forth important regulatory requirements, including the Regulations concerning the Capital Adequacy of Institutions, Groups of Institutions and Finance Holding Groups (Verordnung über die angemessene Eigenmittelausstattung von Instituten, Institutsgruppen und Finanzholding-Gruppen or the “Solvency Regulation”) and the Regulation concerning the Liquidity of the Institutions (Verordnung über die Liquidität der Institute or the “Liquidity Regulation”), promulgated by the Federal Ministry of Finance to implement certain provisions of the German Banking Act. See “- Capital Adequacy Requirements” and “– Liquidity and Other Regulatory Requirements” below.

The German Banking Act implements certain recommendations on banking supervision issued by the Basel Committee on Banking Supervision and implements certain directives of the European Union relating to banks. Under the German Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the German Banking Act, unless specifically exempted therefrom. BaFin supervises the operations of banks to ensure that they conduct their business in accordance with the provisions of the German

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Banking Act, including, in particular, compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain other activities.

Regulation by the Deutsche Bundesbank

BaFin carries out its supervisory role in close cooperation with the German Central Bank (Deutsche Bundesbank). BaFin must generally consult with the Deutsche Bundesbank before promulgating general rules and regulations. The promulgation of specified rules and regulations, however, such as the Principles, requires the prior consent of the Deutsche Bundesbank. The Deutsche Bundesbank is also responsible for organizing the collection and analysis of periodic and other reports from banks such as Rentenbank.

Capital Adequacy Requirements

Under the German risk-based capital adequacy rules set out in the German Banking Act and the Solvency Regulation, banking institutions such as Rentenbank must be endowed with adequate own funds (Eigenmittel), subject to certain risk-adjustments, as described below. These rules implement certain provisions of the recast EC Directives 2006/48/EC (relating to the taking up and pursuit of the business of banking institutions) and 2006/49/EC (on the capital adequacy of investment firms and banking institutions), which in turn are based on the recommendations of the Basel Committee on Banking Supervision.

Pursuant to the Solvency Regulation, a banking institution such as Rentenbank has adequate own funds provided that it satisfies (i) the capital requirements as to credit risks (Adressrisiken) with respect to material idiosyncratic differences between similar but not identical positions and operational risks as well as (ii) the own funds requirements for market risks at the close of business of each day.

The own funds requirements as to credit risks and operational risks are satisfied, provided that the aggregate sum of the credit risks and operational risks does not exceed the modified available capital of the institution, as calculated in accordance with the German Banking Act and the Solvency Regulation. The aggregate amount of the credit risks is calculated on the basis of either the standard approach as to credit risks (Kreditrisiko-Standardansatz) in accordance with the Solvency Regulation or on the basis of an alternative approach based on internal ratings (if approved by BaFin in cooperation with the Deutsche Bundesbank). The standard approach as to credit risks provides for a sliding scale of specific risk weighting categories. For example, credits extended to the Federal Republic of Germany or to the Deutsche Bundesbank are assigned a risk weighting of 0%. Investment interests associated with a particularly high risk may be allocated a risk weighting of 150% or more by BaFin.

The capital requirements as to market risks are satisfied, provided that the aggregate amount of the market risk exposures (and any amounts allocated to option transactions) does not exceed the sum of the modified available capital (as reduced by the amount of the capital requirements as to credit risks and operational risks) and third ranking capital funds (Drittrangmittel) within the meaning of section 10 paragraph 2c of the German Banking Act, i.e., net trading profits and funds obtained by way of assumption of subordinated short term debt) available at the close of business of each day.

Certain factors such as bonds held by the banking institution that have been issued by certain public bodies or third party guarantees granted by public bodies have been recognized by the Solvency Regulation as reducing the relevant risk items.

Under the German Banking Act’s provisions on consolidated supervision, the capital adequacy rules must not only be met by a banking institution separately, but also by the banking institution and all groups of such institutions (which include without limitation entities that are 20% or more directly or indirectly owned by the banking institution), groups of financial holdings and financial conglomerates on a consolidated basis, if certain other conditions are met.

Liquidity and Other Regulatory Requirements

Pursuant to the liquidity principles set out in the German Banking Act and the Liquidity Regulation, banking institutions must hold their assets in a way that adequate liquidity is ensured at all times. Under these principles, we must maintain sufficient liquidity to meet our pending payment obligations.

At the end of each month, a banking institution shall evaluate whether its liquidity is sufficient based on a liquidity figure (Liquiditätskennzahl). The liquidity figure represents the relation between the means of

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payment (cash and certain cash equivalents) available in the following maturity periods and the payment obligations which may arise during the same periods (subject to certain adjustments): (i) up to one month; (ii) more than one and up to three months; (iii) more than three and up to six months; and (iv) more than six and up to 12 months. Liquidity is considered sufficient if the liquidity figure is not below 1.0 in any case. Banks must calculate their liquidity monitoring figures at the end of each month. These figures are filed with the Deutsche Bundesbank, which then transmits them to BaFin.

Under the German Banking Act, a bank’s large credit (Großkredite) exposures to a single borrower or connected group of borrowers that equal or exceed 10% of Rentenbank’s Regulatory Liable Capital are subject to a number of restrictions. These essentially consist of the following:

•	these exposures may not exceed in the aggregate eight times Rentenbank’s Regulatory Liable Capital;

•	no single large exposure may exceed 25% of Rentenbank’s Regulatory Liable Capital; and

•	no single large exposure to a bank’s unconsolidated affiliate may exceed 20% of Rentenbank’s Regulatory Liable Capital.

The limitations on large credit exposures are applied on a risk-adjusted basis in a manner similar to the application capital adequacy rules described above.

The limitations on large credit exposures also apply to a bank and all other companies that form a group with a bank (as discussed under “- Capital Adequacy Requirements” above), on a consolidated basis. To determine whether a group has a large exposure, the exposures by the members of the group to one borrower are fully consolidated and are measured against the consolidated Regulatory Liable Capital of the group. The consolidated limitation of large credit exposures only applies if an exposure of one member of the group is equal to or exceeds 5% of that member’s Regulatory Liable Capital.

Audits

Under German law, Rentenbank itself and its consolidated group must both be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Advisory Board with the consent of the Supervising Authority. BaFin must be informed of and may reject this appointment. Under the German Banking Act, a bank’s public accountant is required to inform BaFin of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Board of Managing Directors and Advisory Board, BaFin and the Deutsche Bundesbank. The contents of the report are prescribed in a regulation issued by BaFin. In the report the certified public accountant must confirm that Rentenbank has complied with, inter alia:

•	the regulatory reporting requirements;

•	the large credit exposures calculations;

•	the limitations on the extension of credit to related companies;

•	the principles as to capital adequacy and liquidity; and

•	regulations concerning the prudential granting of credit.

The audit report must also discuss in detail certain large or important credit exposures and confirm compliance with certain provisions of the German Banking Act.

BaFin also requires that the long-form audit report discuss and analyze the method by which Rentenbank determines the risk of a change in interest rates. The audit report must match assets and liabilities bearing interest at fixed rates

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according to maturity and assets and liabilities bearing interest at floating rates according to interest periods. The audit report must also explain the effect of a change of interest rates on the unmatched portion of such assets and liabilities, respectively.

Reporting Requirements and BaFin Powers of Enforcement

To enable BaFin and the Deutsche Bundesbank to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of the German banks, BaFin and the Deutsche Bundesbank require the routine, periodic filing of information.

Each bank must file, annually, audited financial statements on a consolidated and unconsolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules. Each bank must file quarterly statements regarding loans of €1.5 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. In addition, quarterly and annual information in relation to the capital adequacy principles must be filed with the Deutsche Bundesbank. Further, each bank must notify BaFin and the Deutsche Bundesbank immediately of certain organizational changes, certain acquisitions and dispositions and changes in equity investments, changes in Rentenbank’s capitalization and changes in significant shareholdings in Rentenbank.

To secure compliance with the German Banking Act and the regulations issued thereunder, BaFin and the Deutsche Bundesbank may require information and documents from a bank. BaFin may also conduct investigations of a bank without having to give any particular reason. In addition, BaFin can attend meetings of Rentenbank’s Advisory Board and may require such meetings to be convened. BaFin also conducts audits of banks on a random basis as well as in special circumstances.

If a bank holds a significant interest in other domestic or foreign banks or other companies that form a group with Rentenbank for German regulatory purposes, Rentenbank must have access to information as to the capital and the large credit exposures of these other companies in order to comply with the requirements of the German Banking Act (and regulations issued thereunder) with respect to risk-based capital adequacy and limitations on large credit exposures, including the requirements which provide for reporting on a consolidated basis. The German Banking Act obliges German companies that are part of a group for German regulatory purposes to provide this information to the German parent bank and obliges the German parent bank to agree with foreign companies that are part of its group on the supply of appropriate information. If it is not possible for the parent bank to obtain from a company information necessary for the consolidation procedure, the book value of the investment in the company must be deducted when computing the Regulatory Liable Capital of the parent bank.

In the event that BaFin discovers irregularities, it has a wide range of enforcement powers. BaFin can challenge the qualifications of a bank’s management. If the Regulatory Liable Capital of a bank is not adequate, or if the liquidity requirements are not met and Rentenbank has failed to remedy the deficiency within a period determined by BaFin, BaFin may prohibit or restrict the withdrawal of capital, the distribution of profits or the extension of credit. These prohibitions also apply to the parent bank of a group for bank regulatory purposes if the Regulatory Liable Capital of the members of the group does not meet the legal requirements. If the liquidity requirements are not met, BaFin may also prohibit further investments in illiquid assets.

If a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of Rentenbank to the revocation of Rentenbank’s license and closing of Rentenbank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to Rentenbank.

Violations of the German Banking Act may result in criminal and administrative penalties.

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FINANCIAL SECTION

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The consolidated financial statements of Rentenbank have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and Statutes.

As a result, Rentenbank’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

While the principle measurement approach taken by IFRS, as adopted by the European Union, and U.S. GAAP as of the date of Rentenbank’s consolidated financial statements included in this annual report is similar, there can be differences in the detailed application, which could have a material impact on the financial statements. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (“D&T”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).

The audit report of D&T for the year ended December 31, 2009, dated March 5, 2010, refers to a group management report (Konzernlagebericht). The examination of, and the audit report upon, this group management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, D&T does not provide any opinion on the aforementioned examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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GROUP MANAGEMENT REPORT

Economic Environment

The year 2009 saw the most severe recession of the global economy since World War II and a persisting crisis on the financial markets. By mid-year, however, the economy had started to recover slightly, above all due to comprehensive economic aid packages introduced by governments and financed through additional borrowings. Global trade, new orders and production activities picked up during the second half of 2009. The situation on the global financial markets also improved, which was attributable to the easing of monetary policy as well as significant government guarantees and support measures. The weakness of the economy led to subdued prices. Inflation rates declined substantially in 2009, primarily due to the fact that the prices for oil and other raw materials were significantly below the levels of the previous year. However, expectations of an economic recovery, but also speculative trading resulted in an increase of raw materials prices and consequently consumer prices in late 2009.

The euro zone gross domestic product (GDP) declined by 4.0% in 2009, after an increase of 0.6% in 2008. The recession clearly left its mark on the European labor market with the unemployment rate increasing from 8.5% in January to 10.0% in December, while the average unemployment rate for the year under review was 9.4%, up from 7.5% in 2008. Because of falling prices for raw materials in the euro zone inflation rates were even negative in some cases. In July the annual inflation rate was -0.7%, which was the lowest rate since the introduction of the euro. It was not until November that the inflation rate returned to above zero. The average increase of the harmonized consumer price index amounted to just 0.3% in fiscal year 2009, down from 3.3% in 2008.

As an export-oriented economy Germany was hit particularly hard by the global decline in demand. Germany’s gross domestic product declined by 5.0% in 2009, after growth of as much as 1.3% a year earlier. Thanks to the recovery of global trade and the economic aid packages instituted by governments, the economic trend stabilized in Germany on a low level starting in the summer. Measures supporting the economy such as the German car allowance rebate system (Abwrackprämie) and labor market instruments such as short-time working resulted in a significantly lower increase of the unemployment rate in Germany compared with the average rate in Europe.

The European Central Bank (ECB) cut its key lending rate to an historical low of 1.0% until mid-2009 as a measure to address the aggravated economic and financial crisis. In addition, the ECB took additional unconventional monetary policy measures to ensure liquidity within the banking sector. For example, the ECB extended the maturities of its refinancing transactions with banks to up to twelve months and accepted a wide range of collateral with significantly lower credit quality requirements. Banks were offered unlimited liquidity at a fixed interest rate within the scope of full allotment tenders. Furthermore, the ECB initiated a purchase program for mortgage bonds (Pfandbriefe) and other covered bank bonds with a volume of €60 billion. As a result of these monetary policy measures the ECB was able to reduce the money market rates to a level considerably below the main refinancing rate. The interest rate curve developed accordingly. Long-term interest rates also remained on a low level during fiscal year 2009. The yield for ten-year German government bonds was between 3% and 3.5% for the most part of the year. Against the background of this increasing stabilization of the banking sector the central banks increasingly focused on potential exit strategies towards the end of the year. The main aspect to be considered by central banks in this context is how excess liquidity, which was the result of monetary easing, can be absorbed in order to prevent long-term threats of inflation without negatively impacting the stability of the financial markets.

Company Performance

The Group is not exposed to securities or receivables with structured credit risks such as asset-backed securities or collateralized debt obligations. However, the financial crisis did have an impact on both lending and refinancing conditions. The pricing of lending continues to be influenced by a stronger focus on risk. The credit margin trend had a positive effect on the bank’s operating results. However, this was offset by measurement losses as of the reporting target date.

The business trend of Rentenbank in 2009 was influenced by a positive development in earnings with above-average growth rates. The bank’s promotional business continued to be marked in 2009 by a higher lending volume with respect to medium and long-term loans, despite the considerable decline in total assets. In line with the bank’s business structure, the balance sheet is mainly characterized by the portfolio of medium and long-term promotional loans. As a result of the increase in new business for special promotional loans, the

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volume of the loan portfolio grew by €1.4 billion or 3.5% to reach €41.8 billion in 2009 (as compared with €40.4 billion as of December 31, 2008). New promotional loans were granted in a total amount of €10.7 billion in 2009 (as compared with €12.0 billion on December 31, 2008), while demand for funds from the capital market declined due to the reduced volume of loans granted. New refinancing transactions in the medium to long-term segment amounted to €10.0 billion (as compared with €11.2 billion on December 31, 2008) in the year under review.

Total Assets and Business Volume

In 2009, total assets fell by €12.3 billion or 13.6% to €77.8 billion (as compared with €90.1 billion on December 31, 2008), which was attributable to the limit reductions and the resulting decline in new business. Contingent liabilities excluding irrevocable loan commitments totaled €119.1 million (as compared with €117.6 million on December 31, 2008).

In accordance with its competitive neutrality, the Group generally extends credit via other banks. Therefore, the asset side of the balance sheet primarily consists of loans and advances to banks. As of December 31, 2009, this line item amounted to €45.8 billion (as compared with €52.8 billion on December 31, 2008) or a share of 58.9% (as compared with 58.6% on December 31, 2008) in total assets, thus representing a €7.0 billion decline from the level of the previous year. This decline is mainly attributable to the reduction in term deposits.

Loans and advances to customers declined by €5.9 billion to €0.6 billion (as compared with €6.5 billion on December 31, 2008). This decrease is fully attributable to the repayment of short-term government-backed drawdowns. Financial investments, which consist almost exclusively of bank bonds and notes, rose by €0.4 billion to €27.9 billion (as compared with €27.5 billion on December 31, 2008).

Derivatives are generally entered into in order to hedge market price risks. The positive fair values from derivative financial instruments amounted to €2.9 billion as of December 31, 2009, almost unchanged from the previous year (€2.9 billion on December 31, 2008). Negative fair values declined by €0.9 billion to €4.4 billion (as compared with €5.3 billion on December 31, 2008) due to both market valuations and business development in 2009.

Liabilities to banks decreased by €6.8 billion to €3.7 billion (as compared with €10.5 billion on December 31, 2008). The carrying amount of overnight and term deposits as well as open market transactions declined by €5.9 billion to €1.0 billion (as compared with €6.9 billion on December 31, 2008). The carrying amount of registered bonds and promissory note loans, which are also included in this item, was reduced by €1.0 billion to €1.7 billion (as compared with €2.7 billion on December 31, 2008).

Liabilities to customers increased by €1.5 billion to €5.8 billion (as compared with €4.3 billion on December 31, 2008). This balance sheet item primarily comprises registered bonds with a carrying amount of €5.6 billion at year-end (as compared with €3.7 billion on December 31, 2008).

The portfolio of securitized liabilities declined by €6.3 billion or 9.5% compared to the preceding year. Their carrying amount as of December 31, 2009 reached €60.3 billion (as compared with €66.6 billion on December 31, 2008). The Medium Term Note (MTN) program represents the most important refinancing instrument and amounted to €40.2 billion (as compared with €39.9 billion on December 31, 2008). Global bonds totaled €9.9 billion (as compared with €11.5 billion on December 31, 2008) at year-end. The balance of instruments from the ECP program, which is part of money market funding, declined to €10.2 billion (as compared with €12.7 billion on December 31, 2008).

All funds borrowed on the money and capital markets for refinancing purposes were generally made available on an arm’s length basis.

Provisions increased by €0.9 million to €102.5 million (as compared with €101.6 million on December 31, 2008). The gross amount of additions to pension provisions was €7.4 million, and the amount of provisions used for current pension benefit payments was €5.6 million. The present value of the defined benefit obligations was determined on the basis of a discount rate of 5.2% (as compared with 5.6% in 2008).

Financial Performance

Due to an improved asset-liability margin operating earnings before profit or loss from fair value measurement and hedge accounting as well as before taxes once again experienced a positive trend in 2009.

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Interest income, including contributions from fixed-income securities and equity investments, reached €3,854.5 million (as compared with €4,678.1 million on December 31, 2008). After deducting interest expenses of €3,473.5 million (as compared with €4,327.4 million on December 31, 2008), net interest income amounted to €381.0 million (as compared with €350.7 million on December 31, 2008).

Expenses for the promotional contribution within the context of the banks’ mandate to promote agriculture, which are reported in the provision for loan losses, increased to €75.4 million (as compared with €57.5 million on December 31, 2008) as a result of the rise in volume of special promotional loans. No write-downs on loans and advances or specific valuation allowances were necessary in 2009. A portfolio-based valuation allowance in the amount of €6.1 million (as compared with €0.0 million on December 31, 2008) was recognized for potential risks. The net balance of the provision for loan losses fell to €40.4 million (as compared with €58.2 million on December 31, 2008).

Administrative expenses increased by €4.7 million to €47.1 million, above all due to intensified advertising campaigns.

Group earnings before profit or loss from fair value measurement and hedge accounting and before taxes amounted to €291.8 million, up from €202.3 million on December 31, 2008.

The operating result before profit or loss from fair value measurement and hedge accounting and before taxes in the Promotional Business segment saw a marked increase to a profit of €70.1 million, up from a loss of €19.6 million on December 31, 2008. Earnings in the Treasury Management and Capital Investment segments were roughly on prior-year level.

The measurement result was composed of the result from fair value measurement and from hedge accounting, which is reported in the income statement, and the gains and losses from the measurement of securities recorded in the revaluation reserve in other comprehensive income. The stabilization on the financial markets observable in 2009 led to a reduction of refinancing costs. This had a considerable negative effect on our earnings due to the increase in the value of our own issues and corresponding measurement losses. These measurement losses could not be offset by measurement gains resulting from lower asset margins. In aggregate this led to a net measurement loss of €102.4 million (as compared with a net measurement loss of €135.2 million on December 31, 2008).

Due to the Group’s buy-and-hold strategy, as a non-trading book institution (Nichthandelsbuchinstitut) within the meaning of the German Banking Act (Kreditwesengesetz, KWG), these measurement losses are merely of a temporary nature, provided that no counterparty defaults. They will be reversed in 2010 and in the following years in the form of measurement gains as a result of changes in market data or a reduction of remaining terms to maturity.

Due to a new profit and loss transfer agreement with DSV, we expected higher earnings. As a result, we recognized deferred tax assets with a corresponding entry in the income statement in the amount of €1.2 million (as compared with a reversal in the amount of €0.5 million on December 31, 2008).

Total Comprehensive Income of the Group

The Group’s total comprehensive income for 2009, including the revaluation reserve, amounted to €190.4 million (as compared with €66.5 million on December 31, 2008), representing an increase of €123.9 million against the previous year. The rise in the operating result before profit or loss from fair value measurement and hedge accounting and before taxes amounted to €89.5 million, while the measurement result, including changes in the revaluation reserve, improved by €32.8 million.

Appropriation of Profits

In accordance with the provision that the guarantee reserve (Deckungsrücklage) may not exceed 5% of the nominal amount of the covered bonds outstanding at any time pursuant to Section 2 (3) Sentence 2 of the German Law Governing the Landwirtschaftliche Rentenbank, the decrease in the volume of the bonds subject to cover requirements resulted in a transfer from the guarantee reserve of €121.0 million (as compared with €60.4 million on December 31, 2008) to the principal reserve (Hauptrücklage).

Subject to the outstanding resolutions of the responsible corporate bodies, the bank intends to transfer €121.9 million from retained earnings. Of that amount, €33.7 million (as compared with €32.2 million on

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December 31, 2008) will be transferred to the principal reserve, resulting in a total increase of the principal reserve by €154.7 million. The Group’s net profit remaining after the transfer to reserves will amount to €11.25 million (as compared with €10.75 million on December 31, 2008).

Equity

Equity as reported on the balance sheet will amount to €2,236.1 million (as compared with €2,056.5 million on December 31, 2008) after the transfers from the guarantee reserve and other retained earnings as well as the transfers to the principal reserve, and can be broken down as follows:

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change € million

Subscribed capital	135.0	135.0	0.0
Retained earnings	2,263.4	2,351.6	-88.2
Revaluation reserve	-173.6	-440.9	267.3
Group’s net profit	11.3	10.8	0.5

Total equity	2,236.1	2,056.5	179.6

Equity increased by €179.6 million compared to 2008. The decrease of retained earnings by €76.9 million was offset by the increase of €267.3 million in the revaluation reserve.

Subordinated liabilities decreased by €92.8 million. The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act and preclude early repayment or conversion.

The total capital ratio, calculated pursuant to Section 10 (1) of the German Banking Act based on the German Solvency Regulation (Solvabilitätsverordnung, SolvV), amounted to 23.9% as of December 31, 2009 (as compared with 19.3% on December 31, 2008), and thus exceeded the legal minimum requirements to a considerable extent.

Risk Report

General Principles

Due to the business activity of its subsidiaries and the letter of comfort issued to LR Beteiligungsgesellschaft mbH, all material risks are concentrated in Rentenbank and are therefore managed by the bank on a Group level. The subsidiaries are funded exclusively with Group resources.

The Group’s corporate objective, derived from the bank’s legal mandate, is to promote the agricultural sector and rural areas. The Group’s business activities are directed towards achieving this goal. Care must be taken to ensure that the Group is able to fulfill this promotional mandate at all times in the future.

To achieve its corporate objective, the bank must also generate an adequate and, above all, consistent operating result, so that it can fulfill its mandate and increase its own funds from the bank’s earnings in the absence of other available sources. The Group’s risk structure is essentially defined by the framework established by the Rentenbank Law and its Statutes.

Financial Reporting Process

The financial reporting process comprises all activities from account allocation and processing of transactions to preparation of single-entity and consolidated financial statements.

The objective of the accounting-related internal control system (ICS)/risk management system (RMS) is to ensure compliance with financial reporting standards and regulations as well as adherence of financial reporting with generally accepted accounting principles.

The consolidated financial statements of Rentenbank are prepared in accordance with all International Financial Reporting Standards (IFRS) required to be applied for the reporting period and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch, HGB). These regulations are described in Rentenbank-specific manuals and procedural

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instructions. The regular monitoring and adjustment to statutory and regulatory changes is performed by the Finance department. The Finance department is involved in the New Product Process (NPP) in order to ensure that new products are correctly reflected in the financial reporting system.

The documentation of the financial reporting process is structured in a manner comprehensible for knowledgeable third parties. The relevant records are kept while taking the statutory retention periods into consideration.

There is a clear separation of functions of the units primarily involved in the financial reporting process. Accounting for loans, securities, and liabilities is performed in separate sub-ledgers in different departments. The data are transmitted to the general ledgers via an automated interface. The Finance department is responsible for general ledger accounting, the definition of account allocation rules, methodology for recording transactions, managing the accounting software, and the administration of the financial accounting system.

Fair value measurement is performed daily on an automated basis using accepted valuation models.

The separate financial statements of the subsidiaries are reconciled to IFRS, taking into account Group-wide accounting policies, and included in the consolidated financial statements. Consolidation of equity capital as well as elimination of liabilities, income and expenses is based on the principle of dual control.

Rentenbank uses internally developed financial accounting software which protects the financial reporting system against unauthorized access through authorizations in line with the authorities granted. Errors are avoided through plausibility checks; identification of errors is ensured through the principle of dual control, standardized reconciliation routines as well as comparisons of plan data and actual figures within the financial accounting software. These measures also ensure the correct recognition, presentation and measurement of assets and liabilities.

Process-independent reviews performed by the Internal Audit department as well as external reviews (e.g., carried out by public auditors) are conducted regularly to assess whether the accounting-related ICS/RMS is working efficiently.

Timely, reliable and relevant reports are submitted to corporate management as well as to the heads of departments within the framework of the management information system. The Advisory Board and its committees are regularly informed by the Board of Managing Directors about current business development. In addition, information about extraordinary events is provided in due time.

Organization of Risk Management Processes

Risk Management

The bank’s Board of Managing Directors has the overall responsibility for risk management. It determines the bank’s sustainable overall risk strategy, taking into account the proposals of the cross-divisional Risk Management Committee or the senior management. Risk management functions are primarily performed by the departments Treasury, Promotional Loan Business, Financial Institutions and Collateral Securities & Shareholdings. The Risk Manual provides a comprehensive overview of all business risks on the basis of risk management and controlling processes.

The inclusion of transactions in new products, business types, sales channels or new markets requires adherence to a New Product Process (“NPP”). Within the scope of the NPP the organizational units concerned analyze the risk level and the main consequences of these transactions for the bank.

Risk Controlling

Risk controlling, which is part of the Finance department from an organizational perspective, comprises the regular monitoring of the limits determined by the Board of Managing Directors as well as reporting on market price risks, operational risks, liquidity risks, and risk-bearing capacity; risk reporting is based on risk level and regulatory requirements. The Financial Institutions department is responsible for monitoring credit risks. The Board of Managing Directors and the Audit and Credit Committees, which are formed by the Advisory Board, are informed about the overall risk situation at least quarterly. The instruments used for risk management and monitoring are subject to constant review and updates.

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Internal Audit

The Internal Audit department is an instrument of, and reports directly to, the Board of Managing Directors. Notwithstanding the Board of Managing Director’s authority to issue instructions to have additional reviews performed, the Internal Audit department carries out its duties both on its own and independently.

On the basis of risk-based review planning the Internal Audit department generally reviews and assesses all of the Group’s activities and processes, including risk management and its internal controlling system, on a risk-based and process-independent basis.

Risk-Bearing Capacity

All of the Group’s material risks are identified and monitored to detect any concentration risks. An essential part of the risk management system is the definition and monitoring of risk limits, which are based on the bank’s risk-bearing capacity. The risk-bearing capacity concept ensures that the risk cover potential is sufficient to cover all material risks. For this purpose, various risk scenarios are used to compare the total sum of the capital charges resulting from the Group’s credit, market price, liquidity, and operational risks with a share of the aggregate risk cover.

The risk cover under IFRS, as defined by the degree of liquidation, was as follows as of December 31, 2009:

	Dec. 31, 2009 € million	Dec. 31, 2008 € million

Available operating result	220.0	220.0
+ Retained earnings (other reserves)	5.0	5.0

= Risk cover 1	225.0	225.0

+ Retained earnings (other reserves)	1,505.4	1,627.4
+ Revaluation reserve	-173.6	-440.9

= Risk cover 2	1,556.8	1,411.5

+ Retained earnings (principal reserve, guarantee reserve)	753.0	719.2
+ Subscribed capital	135.0	135.0
+ Subordinated liabilities	1,121.9	1,214.7

= Risk cover 3	3,566.7	3,480.4

The allocated risk cover under IFRS for credit, market price, and operational risks corresponds to the global limits as approved by the Board of Managing Directors. No liquidity risks have been taken into account, since the Group has sufficient cash funds, and its triple A ratings and other advantages enable it to obtain sufficient funds at any time on the money or capital markets or from the German central bank (Deutsche Bundesbank).

Risk cover 1 amounts to €225 million as of December 31, 2009, unchanged from December 31, 2008. The available operating result amounts to €220 million (as compared with €220 million on December 31, 2008), derived from current business development. An amount of €221 million (as compared with €203 million on December 31, 2008) was allocated to the individual risk types as follows:

	Allocated risk cover

	Dec. 31, 2009		Dec. 31, 2008

	€ million	%	€ million		%

Credit risk	130.0	57.8	130.0	57.8
Market price risk	61.0	27.1	61.0	27.1
Operational risk	30.0	13.3	12.0	5.3
Total risk limit	221.0	98.2	203.0	90.2

Risk cover 1	225.0	100.00	225.0	100.0

In view of the persisting financial crisis, the Group intends to use an amount of €130 million from risk cover 1 to cover credit risks, unchanged from the previous year. It can be expected that additional information on the financial condition of the Group’s counterparties which might have a negative effect on these counterparties’ credit quality will become available in the course of 2010 and will lead to further rating migrations in fiscal year 2010, resulting in an utilization of risk cover.

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The calculation of the potential utilization of the risk cover is based upon two risk scenarios. In this context, certain changes according to predefined scenarios are applied to the underlying risk factors for credit, market price, and operational risks.

Risk scenario 1 (standard scenario) describes negative changes in the relevant conditions that may lead to potential losses. These conditions include market price fluctuations, turmoil on the money and credit markets leading to an increase in the number of credit defaults, or the failure of the internal control system. The standard scenario is calculated based on the overall risk limit with respect to the calculation of the risk-bearing capacity.

Apart from the aforementioned conditions, risk scenario 2 (stress scenario) also reflects spread risks under extreme conditions. Spread risks refer to future risk premiums and risk discounts on the interbank market, the increase of costs for the swap of liquidity in various currencies on the derivatives market and changes in credit spreads. Risk cover 2 is used for the stress scenario.

Individual utilization by risk type in risk scenarios 1 and 2 is presented in the following table:

	Risk scenario 1				Risk scenario 2

	Dec. 31, 2009		Dec. 31, 2008		Dec. 31, 2009		Dec. 31, 2008

	€ million	%	€ million	%	€ million	%	€ million		%

Credit risk	54.0	59.8	66.6	84.7	138.9	31.4	159.7	38.8
Market price risk	14.8	16.4	6.3	8.0	21.1	4.8	12.6	3.1
Market price risk (spread risk)	—	—	—	—	239.0	54.1	227.8	55.3
Operational risk	21.5	23.8	5.7	7.3	43.0	9.7	11.4	2.8
Total risk exposure	90.3	100.0	78.6	100.0	442.0	100.0	411.5	100.0
Total risk limit	221.0		203.0		—		—
Utilization of total risk limit		40.9		38.7		—		—
Risk cover 1 and 2, respectively	225.0		225.0		1,556.8		1,411.5
Risk cover 2 less potential imprecision in measurement					1,554.8
Utilization of risk cover		40.1		34.9		28.4		29.2

Of the total risk exposure in risk scenario 1 and risk scenario 2, 60% and 31%, respectively, relate to credit risks as of December 31, 2009. The utilization of risk cover through credit risks decreased noticeably compared to December 31, 2008. This decrease is a result of lower lending volumes, but especially due to the reduction of exposures with borrowers belonging to lower rating categories and the selection of new business in higher rating categories. The risk-weighted assets are presented in a table and grouped by rating categories for the fiscal years 2008 and 2009 in the section on credit risks.

Market price risks account for a respective 16% and 5%, while operational risks account for 24% and 10%, respectively, of the total risk exposure of the Group. Interest rate risks increased in fiscal year 2009. Operational risks increased due to the adjustment of a model parameter.

Assuming a standard scenario, the total risk exposure is €90.3 million (as compared with €78.6 million on December 31, 2008) and assuming a stress scenario, it is €442.0 million (as compared with €411.5 million on December 31, 2008). The overall risk limit is utilized at 39% (as compared with 36% on December 31, 2008) in the standard scenario. For risk cover 2, which is mainly composed of other retained earnings, the utilization is 28% (as compared with 29% on December 31, 2008). An amount of €2 million of risk cover 2 is intended to be used for potential inaccuracies of measurement due to model weaknesses.

The results from the calculations of the risk-bearing capacity reflect the risk strategy, which is based on sustainability and stability.

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Risk Categories – Individual Risks

Credit Risk

Definition

The granting of loans and the associated assessment and assumption of credit risk is an essential element of the bank’s business activity.

Credit risk is defined as the risk of a potential loss as a result of default or a deterioration in the credit quality of business partners. The credit risk subsumes credit default risk, which comprises counterparty risk, issuer risk, country risk, and structural risk, as well as settlement and replacement risk.

Accordingly, loans for the promotion of the agricultural sector and rural areas are generally granted only to banks in the Federal Republic of Germany or in another country in the European Union engaged in business with companies in the agricultural sector and with companies offering related upstream or downstream activities as well as activities in rural areas. The program-based loans, which require particularly large promotional resources, are currently limited to Germany as an investment location. Accordingly, the lending business of Rentenbank is almost exclusively limited to the refinancing of banks and other interbank business. The instruments used include global loans, general refinancing facilities and specific refinancing loans. The credit risk related to the ultimate borrower is borne by such borrower’s principal bank. Risks associated with the ultimate borrower are borne by Rentenbank only in the case of transactions with companies (direct lending business), which are normally entered into through or together with other banks.

The range of promotional activities also comprises the possibility to provide equity capital to suitable companies in the agricultural sector. For this purpose, the bank launched a venture capital fund in the amount of €100 million in order to support established companies by acquiring minority shareholdings.

The Treasury department is responsible for new business with regard to standard promotional loans and securitized promotional lending as well as money market transactions and derivatives. Derivatives are only entered into for hedging purposes and only with counterparties from EU and OECD countries. New business is only conducted with business partners where we have concluded a collateral agreement.

Organization of the Transactions subject to Credit Risk

The Board of Managing Directors defines the credit risk strategy on an annual basis and informs the Credit Committee, which is formed by the Advisory Board, about this strategy.

Credit risk monitoring and controlling is based on uniform principles and does not depend on the type of business from which these risks result. The relevant tasks are performed by the Board of Managing Directors and by the Financial Institutions department. The Financial Institutions department is responsible for establishing and implementing a uniform credit risk strategy and for controlling the bank’s credit risks. This includes, among other things, analyzing credit risks, establishing internal rating categories, creating templates for credit approvals, issuing the back office (or risk management) vote, and controlling credit risks. The Treasury department represents the front office (or market unit) within the loan business workflow.

In accordance with the Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, MaRisk) certain tasks have to be performed outside the front office. A number of these so-called back office functions is performed by the departments Promotional Loan Business, Financial Institutions, and Collateral Securities & Shareholdings. The departments issue the independent second vote for lending decisions, review certain collateral within the meaning of the MaRisk provisions, and are responsible for intensified loan management as well as for the management of non-performing loans. Any necessary measures are agreed in cooperation with the Board of Managing Directors. The Financial Institutions department monitors credit risks on the level of the overall loan portfolio as well as on borrower level and is responsible for risk reporting with regard to credit risks. In addition, it is responsible for methodological development, quality assurance, and monitoring the procedures used to identify and quantify credit risk. The functional and organizational separation of risk controlling and the departments Financial Institutions and Collateral Securities & Shareholdings from the Treasury department guarantees independent risk assessment and monitoring. The management and monitoring of credit risks is performed for individual transactions at borrower level as well as at borrower unit level and the level of the overall loan portfolio. The overall loan portfolio is managed and

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monitored by breaking down the counterparty portfolio into its various features, with transactions having similar structures being summarized in several product groups.

Credit Assessment

The rating category of Rentenbank, which is determined on the basis of the bank-internal credit ranking while taking external ratings into consideration, is a key risk management instrument for credit risks as reflected in the limit system. In addition, current information concerning negative financial data or a deterioration of the economic perspectives of a business partner may initiate a review or, if necessary, an adjustment of the credit ranking based on early warning indicators as well as an adjustment of the limit.

The internal credit ranking is performed by the Financial Institutions department, which represents the back office. Individual business partners or types of transactions are allocated to different rating categories using an internally established procedure. The rating category system was expanded in March 2009 from twelve to its present number of 20 rating categories, thus allowing for better differentiation of business partners with a lower credit quality. The ten best rating categories AAA to BBB- are used for business partners with few risks (“Investment Grade”). The bank also introduced seven rating categories (BB+ to C) for latent risks and three rating categories (DDD to D) for exposures that are highly likely to default or exposures already in default.

The credit ranking is carried out at least once per year within the context of the review of the counterparties’ financial situation, based on annual financial statements or annual reports. The analysis also takes key performance indicators into account; so-called soft facts, the background of the company, and additional supporting data such as membership in a protection scheme or liability mechanisms provided by the government. If available, the credit ratings of the external rating agencies Standard & Poor’s, Moody’s, and Fitch are used to determine credit rankings. Specific business types such as accepting Pfandbriefe (covered bonds) are classified into a specific rating category. In addition, country risks are evaluated separately as a structural risk relevant to the bank. The internal risk classification procedure is continuously developed and monitored annually.

The consequences of the international financial crisis are also reflected in the changes to the financial situation of the Group’s counterparties. Individual counterparties were considered to have a high level of risk. In spite of downgrades of some of the Group’s counterparties, the average credit quality of the Group’s overall loan portfolio can be classified as “good”, especially against the backdrop of a high-quality new business.

Quantification of Credit Risk

To ensure the good credit quality of the overall loan portfolio, the Group uses adequate collateralization instruments that focus on the credit risk strategy in connection with the risk-bearing capacity concept.

The internal rating category system forms the basis for measuring potential credit default risks with the help of statistical procedures. In order to determine the cumulative potential default, historical probabilities of default as published by the rating agencies Standard & Poor’s and Moody’s are used. The historical probabilities of default in the Group cannot be relied upon due to the negligible number of defaults in the decades before the current financial crisis. The calculations are made at the end of each month. In order to assess credit risks, a standard scenario (annual, cumulative, potential default related to utilization) is supplemented by stress scenarios (annual, cumulative, potential default related to limits, assuming deteriorations of credit quality as well as increased probabilities of default). In accordance with the risk-bearing capacity concept as set out in the Risk Manual, credit risks are allocated a certain portion of the risk cover. During the year under review internally established limits were monitored daily to ensure compliance at all times.

Limitation and Reporting

Risk assumption and risk limitation is a key element of the management of credit risk. Risk limitation ensures that the risk actually assumed is in line with the risk strategy determined in the Risk Manual and the Group’s risk-bearing capacity. Within this context, limitation is made both at borrower level and at borrower unit level as well as at the level of the overall loan portfolio. The basis for limitation is the credit risk strategy from which consistent sub-limits are derived.

Based on the proportion of the risk cover made available for credit risks as determined in the Risk Manual (risk-bearing capacity concept), an overall upper limit is set for all counterparty limits using statistical

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methods. In addition, country-based credit and transfer limits, an upper limit for unsecured facilities as well as an upper limit for securitized promotional lending (product limit) have been established.

A limit system governs the level and the structure of all credit risks. Limits are recorded for all borrowers, issuers, and counterparties and sub-divided into groups by products and maturities. The internal credit ranking procedure represents the central basis for decisions related to the definition of limits. The total amount of limits granted to a particular business partner is determined on the basis of various internal upper grid limits, depending on the financial position of such business partner. In addition, an overall upper limit has been established, the utilization of which is determined depending on the individual types of business transactions. Furthermore, a certain minimum credit quality is required for particular types of business or limits.

All limits are monitored on a daily basis by the Credit Risk desk. The utilization of the limits within the context of money market and promotional loan transactions is measured on the basis of the relevant carrying amounts. For securitized promotional lending, the level of utilization of the limits is calculated on the basis of current market prices and, in the case of derivatives, the positive fair values, taking into account collateral provided, if any. The responsible member of the Board of Managing Directors receives a daily report on the risk-relevant limits as well as their utilization. The Board of Managing Directors is informed promptly if limits are exceeded.

The bank has concluded collateral agreements with almost all counterparties with which it enters into derivative transactions. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts, which depend on the credit quality. In return, the bank undertakes to provide cash deposits denominated in euros in the case of negative fair values if these exceed the corresponding allowance and minimum transfer amounts. The collateral agreements reduce the utilization of the limits, the cover requirements for credit risks, and the utilization of the limits for large loan exposures (Großkredite).

At the end of each quarter, a credit risk report is prepared by the Credit Risk desk, which is part of the Financial Institutions department (Back Office). The report is submitted to the Board of Managing Directors and to the Credit Committee established by the Advisory Board and complies with MaRisk requirements. Among other things, the report includes quantitative and qualitative information about the performance of the overall loan portfolio, which is monitored on the basis of structural features such as rating categories, collateral, size classes, and maturities. In addition, the reports include statements on the extent of limits granted internally, new business development, direct business with companies, equity investments, the development of potential defaults from credit risks, new products, new markets, new sales channels, new countries, and large loan exposures. Comparisons with prior years, changes and comments to these changes, and the performance of counterparties that are subject to special monitoring measures or with potential risk are also included in the reports.

Current Risk Situation

The figures to illustrate the current risk situation relate to the gross carrying amount in accordance with IFRS 7.B9, which corresponds to the carrying amount of the relevant balance sheet item in the IFRS consolidated financial statements. Loans and advances to banks and to customers include the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge” as well as irrevocable loan commitments. Irrevocable loan commitments of €801.5 million (as compared with €1,080.3 million on December 31, 2008) are recognized at their nominal amounts.

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Gross Lending Volume

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial Investments

	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Gross lending volume	46,986.7	53,617.8	612.9	7,043.0	2,872.4	2,894.3	27,937.3	27,543.8

Cash collateral	0.00	0.0	0.0	0.0	262.9	203.3	0.0	0.0
Covered bonds (Pfandbriefe)	803.8	939.9	0.0	0.0	0.0	0.0	5,787.3	480.7
Public-sector covered bonds (Öffentliche Pfandbriefe)	264.2	434.3	0.0	0.0	0.0	0.0	816.7	814.4
State guarantee (Gewährträgerhaftung)	12,204.6	10,061.6	487.8	5,270.5	0.0	0.0	8,067.1	4,901.0
Covered promotional lending	257.4	157.3	3.4	21.2	0.0	0.0	511.2	3,964.8
Secured money market funding	0.0	923.4	0.0	0.0	0.0	0.0	0.0	0.0
Assignment of claims	13,390.0	11,664.1	0.0	0.0	0.0	0.0	0.0	0.0

Net lending volume	20,066.7	29,437.2	121.7	1,751.3	2,609.5	2,691.0	12,755.0	17,382.9

The net lending volume represents the unsecuritized portion of the relevant balance sheet item.

The following tables present the credit risk exposures separately by region, currency, sectors, and internal rating categories, without taking credit risk mitigation techniques into account.

Risk Concentration by Country

December 31, 2009

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	€ million	%	€ million	%	€ million	%	€ million		%

Banks
Germany	40,046.0	85.2	0.0	0.0	390.1	13.6	7,936.4	28.4
Other EU countries	6,940.6	14.8	0.0	0.0	1,435.2	50.0	18.846.5	67.5
OECD countries	0.1	0.0	0.0	0.0	373.2	13.0	111.4	0.4
Total banks	46,986.7	100.0	0.0	0.0	2,198.5	76.6	26,894.3	96.3
Other counterparties
Germany	0.0	0.0	591.3	96.5	0.0	0.0	274.1	1.0
Other EU countries	0.0	0.0	21.6	3.5	592.3	20.6	768.9	2.7
OECD countries	0.0	0.0	0.0	0.0	81.6	2.8	0.0	0.0
Total other counterparties	0.0	0.0	612.9	100.0	673.9	23.4	1,043.0	3.7

Total	46,986.7	100.0	612.9	100.0	2,872.4	100.0	27,937.3	100.0

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December 31, 2008

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	€ million	%	€ million	%	€ million	%	€ million		%

Banks
Germany	38,781.0	72.4	0.0	0.0	318.2	11.0	8,343.1	30.3
Other EU countries	14,821.4	27.6	0.0	0.0	1,811.6	62.6	18,634.4	67.6
OECD countries	15.4	0.0	0.0	0.0	327.9	11.3	107.4	0.4
Total banks	53,617.8	100.0	0.0	0.0	2,457.7	84.9	27,084.9	98.3
Other counterparties
Germany	0.0	0.0	6,950.7	98.7	0.0	0.0	57.8	0.2
Other EU countries	0.0	0.0	92.3	1.3	356.1	12.3	401.1	1.5
OECD countries	0.0	0.0	0.0	0.0	80.5	2.8	0.0	0.0
Total other counterparties	0.0	0.0	7,043.0	100.0	436.6	15.1	458.9	1.7

Total	53,617.8	100.0	7,043.0	100.0	2,894.3	100.0	27,543.8	100.0

Risk Concentration by Currency

December 31, 2009

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	€ million	%	€ million	%	€ million	%	€ million		%

EUR	46,830.1	99.7	612.9	100.0	-23,825.9	-829.5	27,026.0	96.7
CAD	0.0	0.0	0.0	0.0	634,3	22.1	143.4	0.5
JPY	72.9	0.2	0.0	0.0	2,439.4	84.9	300.6	1.1
USD	0.1	0.0	0.0	0.0	16,323.9	568.4	367.3	1.3
AUD	0.0	0.0	0.0	0.0	3,800.3	132.3	0.0	0.0
GBP	19.7	0.0	0.0	0.0	408.7	14.2	19.5	0.1
CHF	20.2	0.0	0.0	0.0	1,718.1	59.8	33.6	0.1
Other currencies	43.7	0.1	0.0	0.0	1,373.6	47.8	46.9	0.2

Total	46,986.7	100.0	612.9	100.0	2,872.4	100.0	27,937.3	100.0

December 31, 2008

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

EUR	53,391.9	99.6	7,043.0	100.0	-14,189.6	-490,2	26,597.0	96.6
CAD	0.0	0.0	0.0	0.0	47.4	1.6	38.3	0.1
JPY	73.7	0.1	0.0	0.0	2,788.0	96.3	520.1	1.9
USD	0.1	0.0	0.0	0.0	12,937.8	447.1	94.8	0.3
AUD	0.0	0.0	0.0	0.0	229.2	7.9	0.0	0.0
GBP	34.2	0.1	0.0	0.0	-60.0	-2.1	212.2	0.8
CHF	40.5	0.1	0.0	0.0	1,126.0	38.9	33.5	0.1
Other currencies	77.4	0.1	0.0	0.0	15.5	0.5	47.9	0.2

Total	53,617.8	100.0	7,043.0	100.0	2,894.3	100.0	27,543.8	100.0

Changes between the currencies compared to the prior year are mainly influenced by the individual components of the cross-currency swaps. The positive fair values of derivative financial instruments have been allocated to the asset side of the balance sheet based upon their fair value. Substantial changes to risk concentrations might occur if the fair value of an item changes from positive to negative, or vice versa.

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Group of Institutions

December 31, 2009

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	€ million	%	€ million	%	€ million	%	€ million		%

Private-sector banks/other banks	8,132.3	17.3	0.0	0.0	287.8	10.0	2,916.2	10.4
Foreign banks	6,940.6	14.8	0.0	0.0	1,808.4	63.1	18,958.0	68.0
Public-sector banks	25,608.4	54.5	0.0	0.0	60.8	2.1	4,644,1	16.6
Cooperative banks	6,305.4	13.4	0.0	0.0	41.5	1.4	376.0	1.3
Non-banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	0.0	0.0	612.9	100.0	673.9	23.4	1,043.0	3.7

	46,986.7	100.0	612.9	100.0	2,872.4	100.0	27,937.3	100.0

December 31, 2008

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	€ million	%	€ million	%	€ million	%	€ million		%

Private-sector banks/other banks	10,223.3	19.1	0.0	0.0	281.1	9.7	3,289.2	11.9
Foreign banks	14,836.8	27.7	0.0	0.0	2,139.4	73.9	18,741.8	68.0
Public-sector banks	23,293.8	43.4	0.0	0.0	27.6	1.0	4,725.8	17.2
Cooperative banks	5,263.9	9.8	0.0	0.0	9.6	0.3	328.1	1.2
Non-banks	0.0	0.0	7,043.0	100.0	436.6	15.1	458.9	1.7

Total	53,617.8	100.0	7,043.0	100.0	2,894.3	100.0	27,543.8	100.0

Risk-Weighted Assets by Rating Category (in € million)

December 31, 2009

	Rating categories
		Measure-ment method*	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million	Total € million

Loans and advances to banks	Special loans	Amortized cost	15.4	346.8	186.6	6.6	0.0	0.0	0.0	555.4
		Fair Value	3,886.7	3,329,4	10,078.8	1,503.3	0.0	0.0	0.0	18,798.2
	Other	Amortized cost	763.8	2,182.3	1,072.5	143,7	9.9	198.2	0.0	4,370.4
		Fair Value	748.0	12,536.6	7,781.3	1,729.0	279.5	188.3	0.0	23,262.7
Loans and advances to customers		Amortized cost	16.0	1.1	9.5	39.9	0.0	0.0	0.0	66.5
		Fair Value	472.8	0.0	0.0	73.6	0.0	0.0	0.0	546.4
Derivatives		Fair Value	0.2	1,444.0	1,402.2	11.1	13.5	1.4	0.0	2,872.4
Financial investments		Amortized cost	436.2	1,040,6	2,049.0	460.7	159.6	89.0	0.0	4,235.1
		Fair Value	8,307.5	10,329.6	3,951.9	846.0	148.4	118.8	0.0	23,702.2

Total			14,646.6	31,210.4	26,531.8	4,813.9	610.9	595.7	0.0	78,409.3

*	Amortized cost = Measurement categories “loans and receivables” and “held to maturity”
Fair Value = Hedge accounting as well as measurement categories “held for trading,”“designated as at fair value,” and “available for sale”

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December 31, 2008

As a result of the expansion of the internal rating category system in 2009, we adjusted the presentation of the prior-year figures to enhance comparability.

	Rating categories
		Measure-ment method	*	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million	Total € million

Loans and advances to banks	Special loans	Amortized cost		33.2	187.3	325.1	11.2	0.0	0.0	0.0	556.8
		Fair Value		1,396.0	4,297.4	8,557.7	1,153.7	0.0	0.0	0.0	15,404.8
	Other	Amortized cost		661.0	2,029.4	1,466.6	119.8	186.4	63.7	0.0	4,526.9
		Fair Value		738.4	16,056.0	15,110.0	477.8	577.1	170.0	0.0	33,129.3
Loans and advances to customers		Amortized cost		2,225.7	1.9	113.6	0.0	0.0	0.0	0.0	2,341.2
		Fair Value		4,696.8	0.0	5.0	0.0	0.0	0.0	0.0	4,701.8
Derivatives		Fair Value		132.0	1,456.9	1,233.9	55.9	11.6	4.0	0.0	2,894.3
Financial investments		Amortized cost		377.3	1,681.7	3,000.2	75.0	75.2	229.6	0.0	5,439.0
		Fair Value		4,528.0	11,869.5	5,362.5	179.4	34.2	131.2	0.0	22,104.8

Total				14,788.4	37,580.1	35,174.6	2,072.8	884.5	598.5	0.0	91,098.9

*	Amortized cost = Measurement categories “loans and receivables” and “held to maturity”
Fair Value = Hedge accounting as well as measurement categories “held for trading,” “designated as at fair value,” and “available for sale”
Comparison of the Internal Rating Categories with The Average External Ratings of the Agencies Standard & Poor’s, Moody’s, And Fitch (In € Million)

December 31, 2009

	External Rating Category
Internal Rating Category	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million	Without external rating € million	Total € million

AAA	14,060.0	0.0	0.0	0.0	0.0	0.0	0.0	586.6	14,646.6
AA	2,489.6	18,409.9	364.0	0.0	0.0	0.0	0.0	9,946.9	31,210.4
A	0.0	2,624.6	20,161.1	817.5	0.0	0.0	0.0	2,928.6	26,531.8
BBB	0.0	290.5	1,420.2	934.0	0.0	0.0	0.0	2,169.2	4,813.9
BB-B	0.0	0.0	-144.4	224.6	85.1	0.0	0.0	156.8	610.9
CCC-C	0.0	0.0	310.0	277.7	0.0	0.0	0.0	8.0	595.7
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	16,549.6	21,325.0	22,399.7	2,253.8	85.1	0.0	0.0	15,796.1	78,409.3

December 31, 2008

As a result of the expansion of the internal rating category system in 2009, we adjusted the presentation of the prior-year figures to enhance comparability.

	External Rating Category
Internal Rating Category	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million	Without external rating € million	Total € million

AAA	7,189.3	0.0	0.0	0.0	0.0	0.0	0.0	7,599.1	14,788.4
AA	5,385.7	21,454.7	48.2	0.0	0.0	0.0	0.0	10,691.5	37,580.1
A	0.0	6,658.3	24,387.4	761.3	0.0	0.0	0.0	3,367.6	35,174.6
BBB	0.0	0.0	432.2	376.0	0.0	0.0	0.0	1,264.6	2,072.8
BB-B	0.0	0.0	478.9	133.4	0.0	0.0	0.0	272.2	884.5
CCC-C	0.0	0.0	183.8	140.9	273.8	0.0	0.0	0.0	598.5
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	12,575.0	28,113.0	25,530.5	1,411.6	273.8	0.0	0.0	23,195.0	91,098.9

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(Under the previous presentation method, the rating categories were summarized in one particular grade.)

Provisions for Losses on Loans and Advances

If exposures are at risk of default, the bank recognizes provisions for losses on loans and advances. As of December 31, 2009, no specific valuation allowances needed to be recognized. A portfolio-based valuation allowance in the amount of €6.1 million (as compared with €0.0 million on December 31, 2008) was recognized for potential risks related to the portfolio of unsecured loans and advances.

Standard Scenarios

The basis for the calculations to measure potential credit defaults under the standard scenario is the annual potential default related to utilization. As of December 31, 2009, the cumulative potential default amounted to €54.0 million (as compared with €66.6 million on December 31, 2008). The average potential default in fiscal year 2009 amounted to €52.9 million (as compared with €46.2 million on December 31, 2008). In relation to the allocated risk cover for credit risks, the average potential default was 40.7% as of December 31, 2009 (as compared with 35.5% on December 31, 2008). The highest utilization amounted to €71.9 million (as compared with €66.6 million on December 31, 2008) and is below the limit approved by the Board of Managing Directors for the standard scenario of €130 million. The lowest utilization was €31.1 million (as compared with €43.4 million on December 31, 2008).

Stress Scenarios

In a first stress scenario the annual potential default is initially calculated based upon utilization plus drawdown of all internally granted limits. As of December 31, 2009, the cumulative potential default under this stress scenario amounted to €69.8 million (as compared with €79.9 million on December 31, 2008). Under two further scenarios the annual potential default was assumed based upon utilization plus drawdown of all internally granted limits and a doubling of the default probabilities or a negative development of the credit ranking, respectively. The maximum value of the three stress scenarios for the annual potential default is €138.9 million (as compared with €159.7 million on December 31, 2008) as of December 31, 2009.

Market Price Risk

Definition

Market price risk occurs in the form of interest rate risks, foreign exchange risks, and other price risks. Interest rate risks comprise risks from the widening of risk premiums (spread risks). It takes into account potential losses related to items held in the bank’s portfolio as a result of changing market prices.

Organization of the Transactions subject to Market Price Risk

The bank, as a sub-entity of the Group, does not maintain a trading book within the meaning of Section 2 (11) of the German Banking Act. Open positions from transactions in the banking book are only entered into to a very limited degree.

The objective of risk management is the identification, qualitative assessment, and controlling of market price risks. Risk controlling focuses on quantifying market price risk, monitoring limits, controlling and reporting. The Operations department is responsible for reviewing the market conformity of transactions.

Quantification of Market Price Risks

The Group limits interest rate risk by refinancing assets recognized in the balance sheets through liabilities recognized in the balance sheet with matching maturities and by using derivatives to account for any maturity mismatches. Derivatives are generally entered into for hedging purposes on the basis of micro or macro hedge relationships.

Profit or losses from maturity transformation are realized from short-term cash deposits and refinancing and, to a lesser extent, from securities transactions and the lending business.

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Within the context of monitoring interest rate risks on the level of the entire bank, the bank determines, on a daily basis, present value sensitivities for all transactions subject to interest rate risks of the “Promotional Business” and “Treasury Management” segments and additionally measures, on a quarterly basis, interest rate risks for all open positions of the bank exposed to such interest rate risks using a present-value-based model. The quarterly analysis examines the effects of changes in market interest rates as of a particular date on net interest income for all future periods by closing all open fixed-interest positions. Finally, the risk exposures determined for different interest rate change scenarios are analyzed in this context in relation to regulatory equity in accordance with Section 10 of the German Banking Act.

Changes of market parameters in the form of spread premiums have a direct effect on the measurement of existing positions and influence the risk cover. The potential effects of spread risks on profit or loss are simulated using scenario analyses and are covered with risk cover within the scope of the risk-bearing capacity analysis. Spread risk would only occur if the buy-and-hold strategy is breached.

The Group’s general policy is to eliminate foreign currency risks and other price risks by means of hedging transactions. Open currency positions result from fractional amounts from settlement, but only to a very limited extent. There is no material risk for any currency.

The risk cover allocated for market price risk corresponds to the risk limit of €61 million, which can be broken down as follows.

Limit € million
Money market funding	30.0
Promotional lending	31.0

Total	61.0

Standard Scenarios

For all open interest rate-sensitive transactions related to the items “money market funding” and “promotional lending,” the present value sensitivity is calculated daily, assuming a positive parallel shift of 100 basis points (Bp) in the yield curves, and compared with the relevant limits (see table).

Stress Scenarios

In order to estimate risks from extreme market developments we regularly calculate additional scenarios of interest rate changes individually for the items “money market funding” and “promotional lending.” Apart from a further shift in the valuation curve, we also consider scenarios such as steeper and flatter curves in our analysis.

Potential risk premiums and risk discounts on the interbank market for money market funding are simulated to determine spread risks. In the “promotional lending” segment we have calculated costs for the swap of liquidity in various currencies on the derivatives market and, since September 2009, risks from changes in credit spreads.

Value-at-Risk (VaR)

A risk indicator is calculated daily for the “money market funding” on the basis of a VaR analysis in accordance with the variance/co-variance approach. The indicator shows the maximum loss from market-related developments assuming a holding period of one day and a prediction accuracy of 99%. The key risk factors for “money market funding” are euro interest rates. The value of the portfolio is determined by the interest rate curve for interbank loans (EURIBOR) and the interest rate curve for derivatives (EONIA). In addition to these interest rate curves, the corresponding volatilities of interest rates and correlations between the interest rates are also taken into account for the VaR calculation. These data are determined using a weighted 250-day history.

Limitation and Reporting

The interest-rate risks from open positions may not exceed the risk limits determined by resolution of the Board of Managing Directors. Compliance with the limits is monitored daily and reported to the Board of Managing Directors. Sensitivity-, scenario- and VaR-analyses as well as back-testing processes are part of risk

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management and risk controlling. The Advisory Board is informed about the results of the risk analyses on a quarterly basis.

Back Testing

The procedures for an assessment of market price risks and the market parameters underlying the standard and stress scenarios are validated at least annually.

The scenario parameters in “money market funding” and “promotional lending” are validated daily using historical interest rate trends. To this end risk-based thresholds are compared with changes in the interest rate curves for short-term interbank loans (EURIBOR) and derivatives (EONIA) as well as long-term swap rates occurring within 10, 20, and 30 days.

The quality of the VaR model is reviewed daily using a back testing procedure. For this purpose the daily results arising from the market trend observed on the following day are compared with the forecasted VaR indicator, under the assumption of unchanged positions.

The results from the daily scenario analyses for monitoring interest rate risks on the level of the entire bank are validated on a quarterly basis using a present-value-based model.

Current Risk Situation

Standard Scenarios

As of December 31, 2009, the amount included as risk cover for the market price risk in the “money market funding” and “promotional lending” segments was €14.8 million (as compared with €6.3 million on December 31, 2008) in case of a parallel shift of the interest rate curves by 100 Bp. The average limit utilization in fiscal year 2009 was €13.0 million (as compared with €17.8 million on December 31, 2008). This corresponded to an average utilization of 21% (as compared with 29% on December 31, 2008). The maximum utilization resulted in a risk of €21.0 million (as compared with €31.9 million on December 31, 2008), while the lowest utilization was €5.3 million (as compared with €1.7 million on December 31, 2008) in the year under review. Limits were not exceeded in 2009.

Stress Scenarios

Risk calculation in stress scenarios is subdivided into three segments. The interest rate curves for “money market funding” and “securities business” are rotated in two directions. Parallel shifts of the interest curves are used to determine the risk in the “lending business,” which together with the “securities business” forms part of the “promotional lending” segment. The present value sensitivity of the individual stress scenarios was as follows:

Stress scenarios (€ million)	Dec. 31, 2009	Dec. 31, 2008

”Money market funding” Positive shift of 50 Bp at the short end and 150 Bp at the long end	-8.1	0.1
”Money market funding” Positive shift of 150 Bp at the short end and 50 Bp at the long end	-12.7	-5.5
”Lending business” Positive parallel shift of 200 Bp	-8.3	-7.1
”Securities business” Positive shift of 50 Bp at the short end and 150 Bp at the long end	0.0	0.0
”Securities business” Positive shift of 150 Bp at the short end and 50 Bp at the long end	-0.1	-0.1
Sum total of the relevant scenarios	-21.1	-12.7

The sum total of the scenarios is determined based on the maximum potential loss of the relevant segment.

The sum of the market price risks in the “money market funding” segment and the “promotional lending” segment were below the €61 million limit approved by the Board of Managing Directors for the standard scenario.

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A variation of 20 Bp is assumed under the scenario for risk premiums (spread risks) in “money market funding,” which is equivalent to a downshift of the derivatives curve (EONIA) of 10 Bp and an upshift of the interbank credit curve (EURIBOR) of 10 Bp. The resulting risk was €1.0 million (as compared with €3.2 million on December 31, 2008).

Under the scenario, we assumed an increase by 20 Bp for the costs of the swap of liquidity in various currencies into euro, resulting in a spread risk of €177.8 million (as compared with €224.6 million on December 31, 2008).

A parallel shift of 20 Bp is assumed within the relevant rating category with respect to credit spreads which represent risk premiums due to the credit ranking of a transaction. The credit spread sensitivity was €60 million.

Value-at-Risk (VaR)

Value-at-risk shows the maximum loss from market-related developments in “money market funding,” assuming a holding period of one day and a prediction accuracy of 99%. The indicator amounted to €0.4 million as of December 31, 2009 (as compared with €1.7 million on December 31, 2008).

Interest Rate Risk at the Level of the Entire Bank

The quarterly analysis examines the effects of changes in market interest rates as of a particular date. By closing all open fixed-interest positions we determine net interest income for all future periods on a calculatory basis. The present value is calculated on the basis of scenario analyses without taking into account equity components. An interest rate shock of +100 Bp would lead to a decline in value of €106.1 million for the entire bank as of December 31, 2009. The analysis also includes sudden and unexpected interest rate changes as prescribed by the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) of currently +130 Bp (€-136.8 million) and -190 Bp (€+219.8 million). In addition, the bank prepares further scenario calculations.

Finally, the risk exposures determined for different interest rate change scenarios are analyzed in relation to regulatory equity in accordance with Section 10 of the German Banking Act. This does not result in any material capital charges.

Liquidity Risk

Definition

Liquidity risk is the risk of being unable to meet current or future payment obligations without restrictions or of being unable to raise the required funds under the expected terms and conditions.

Controlling and Monitoring

The liquidity risks of the bank are monitored daily by the Finance department using a limit for cash balances set by the Board of Managing Directors and are reported to the Board of Managing Directors and the responsible departments.

In order to limit short-term liquidity risks, the liquidity requirements must not exceed the relevant freely available funding facilities for a period of up to two years.

For the purpose of monitoring medium and long-term liquidity, the scheduled maturities are presented for the following 15 years on a quarterly basis. A long-term liquidity limit has been set for all time bands. The cumulated cash flows may not exceed this limit.

Stress Scenarios

Stress scenarios are intended to examine the effects of unexpected events on the bank’s liquidity position. The major liquidity scenarios are an integral part of the internal controlling model. They are calculated on a monthly basis, analyzed individually and as a group, and monitored accordingly. The scenario analyses take into account a price decline in securities belonging to the liquidity reserve, a simultaneous drawdown of all irrevocable loan commitments, or default by a major borrower.

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The adequacy of the stress tests as well as the underlying assumptions and procedures to assess liquidity risks are reviewed at least annually.

Liquidity Ratio pursuant to the German Liquidity Regulation

Pursuant to the regulatory requirements (German Liquidity Regulation, Liquiditätsverordnung) weighted cash is compared with the weighted payment obligations for the same payment period on a daily basis. The ratios so calculated are then extrapolated to encompass the due dates to be observed for reporting purposes. In the 2009 reporting year the monthly reported liquidity ratio for the period of up to 30 days was between 1.90 and 4.99 (as compared with 1.59 and 2.90 respectively, in 2008) and was thus significantly above the 1.0 ratio defined by regulatory requirements.

Reporting

The Board of Managing Directors is provided daily with a liquidity projection and monthly with the liquidity risk report, which include information about short- and long-term liquidity as well as scenario analyses. The Advisory Board is informed about the results of the risk analyses on a quarterly basis.

Current Risk Situation

Instruments available for managing the short-term liquidity position are interbank funds, securitized money market funding, ECP issues, and open-market transactions with the Deutsche Bundesbank. In addition, Rentenbank may purchase securities for liquidity management purposes and may borrow funds with terms of up to two years via the EMTN program, loans, global bonds and traditional instruments.

The bank’s triple A ratings along with its short-term refinancing options on the money and capital markets indicate that in efficient markets, the liquidity risk is manageable in the event that principal and interest payments are not made when due. If a market disruption occurs, liquidity may be raised in the amount of the freely available refinancing facilities which always exceeded the bank’s liquidity requirements for a period of up to two years.

Stress Scenarios

Rentenbank performs scenario analyses which are also reviewed on a cumulative basis. In these analyses the liquidity requirement resulting from the scenarios is added to already known cash flows in order to examine the effects on the bank’s solvency. As in the prior year the results of the scenario analyses demonstrate that as of the balance sheet date the Group will be able to meet its payment obligations at all times without restrictions.

Operational Risk

Definition

Operational risk refers to risks arising from non-working or defective systems or processes, human failure or external events. Operational risk primarily includes legal risks, outsourcing risks, operating risks, and event or environmental risks, but does not comprise strategic risks, business risks, and reputational risks.

Organizational Structure of Operational Risk

The Group manages operational risk through various measures that it applies to eliminate the cause of the risk, to control the risk, or to limit damage. These measures include organizational precautions (separation of trading and settlement units as well as of front and back office operations, principle of dual control), detailed procedural instructions, and qualified personnel.

Legal risks from business transactions are reduced, insofar as possible, by using standardized contracts. The legal department is consulted at an early stage regarding decisions that could result in legal obligations or benefits for the bank and in case of deviations from the standard clauses.

Outsourcing risks are generally considered under operational risks and are included in the risk-bearing capacity concept under this type of risk. A distinction is made between significant and insignificant outsourcing

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based on a standardized risk analysis. Significant outsourcings are incorporated in risk management and risk monitoring through decentralized outsourcing controlling.

An emergency manual describes the procedures to be followed for disaster prevention measures and in case of an actual disaster event. Further emergency plans govern the procedures to be used for potential business disruptions. The outsourcing of time-critical activities and processes are included in these emergency plans.

Quantification of Operational Risk

Operational risks are quantified as part of the risk-bearing capacity plan, using a process based upon the basic indicator approach in accordance with the Solvency Regulation. Because of the business volume, the factors underlying the approach were re-defined in both the standard and the stress scenario in fiscal year 2009.

Incident Reporting Data Base

All incidents of the bank are systematically collected and analyzed in an incident reporting database. All current incidents and near-incidents are recorded on a decentralized basis by the relevant operational risk officers. The management of operational risks is performed in the individual business areas. This means that the measures to prevent and limit risks are primarily the responsibility of the organizational units. The analysis and aggregation of incidents as well as the methodological development of the instruments used is part of risk controlling.

Self Assessment

The bank regularly carries out self-assessment procedures. The goal of such self-assessment is to make use of knowledge to identify and evaluate risks in the business units in which these risks materialize. Workshops are held at least annually in which significant potential operational risk scenarios for all material business processes are identified, based on a company-wide process map, and then assessed with respect to amount and frequency of incidents. Depending on the risk assessment, additional preventive measures are taken to reduce operational risk.

Limitation and Reporting

The utilization of operational risk in standard scenarios amounts to €21.5 million as of the reporting date (€5.7 million on December 31, 2008). Reports are prepared on a quarterly basis and submitted to the Risk Management Committee, the Board of Managing Directors, and the Advisory Board.

Current Risk Situation

In fiscal year 2009, four significant incidents (valued at more than €5 thousand) were entered into the incident reporting database. The expected net loss of these incidents was €26 thousand. No significant single losses resulting from operational risks were incurred in the preceding year.

Outlook

The beginning of the current fiscal year has shown that the crisis on the financial markets will dominate the course of 2010, both from an economic and a political perspective. The bail-out packages for the banking sector introduced by governments as well as additional government spending and tax cuts aimed at stabilizing the economy have led to a dramatic increase of government debt. Thus national insolvencies of individual countries with an especially large rise in debt can no longer be ruled out and would have considerable knock-on effects on other countries. In the euro zone the solvency of Greece, above all, was thrown into doubt. Hence, new shocks to the international financial system are looming. In addition, more restrictive financing conditions and the unemployment rate, which is likely to rise further, may threaten to hamper economic recovery.

Despite these risks, the global economic recovery which started in mid-2009 should continue on a low level. Germany, as an export-oriented economy, will benefit more strongly from a pick-up in global trade than other euro zone countries. Economic growth of up to 1.5% seems possible for 2010.

Consumer prices will rise only modestly as a result of the low capacity utilization of the economy as a whole, although raw materials prices have climbed considerably. International organizations such as the IMF forecast inflation rates of less than 2% in all major developed countries for 2010.

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The policy of strong monetary easing has removed some of the pressure from the international money and capital markets. As the economy slightly recovered the European Central Bank (ECB) announced a moderate gradual tightening of monetary policy for the first months of the year by introducing more restrictive terms for its refinancing transactions. The market does not expect interest to be raised until the second half of the year, thus leading to moderate increases especially of short-term interest rates. Interests at the long end should also be raised only slightly.

Rentenbank believes that it is well positioned for the further development of its promotional business thanks to its solid business structure in connection with its triple A ratings, even in spite of the above mentioned environment.

In order to project the future financial position, cash flows, and profit or loss, we have prepared comprehensive annual and 3-year plans. The plans consist of forecasts related to the Group’s financial position, profit or loss, and costs including cost budgets and simulations. Unlike the 3-year plans, the annual plan examines in greater detail individual factors.

Within the framework of our current planning we assume that new business volume for fiscal years 2010 and 2011 will remain on the 2009 level with respect to both the promotional loan business and refinancing of the Group. Financial performance planning assumes solid operating earnings trends in all segments, however income and results will be below the level of the exceptionally good 2008 and 2009 fiscal years. This includes net interest income as well as the operating result before fair value measurement and taxes. The level of net income for the year will largely be influenced by the performance of market parameters and by highly volatile measurement gains or losses. The credit spread trend has been highly volatile in the first weeks of the current year, which has led to considerable fluctuations of measurement gains and losses. As a result of this high volatility of spreads, the future development of measurement gains or losses cannot be reliably estimated.

Cost planning for the years 2010 and 2011 takes into account future capital expenditures, among other things, due to regulatory requirements as well as strategic and operational development measures. Despite rigorous cost management, we expect costs to increase in all areas.

The promotional business again showed dynamic momentum in the first months of the current fiscal year. The Group believes that it will reach in 2010 the medium and long-term “promotional lending” volumes of 2009, provided general market conditions will stay the same.

For the full fiscal year 2010 we anticipate a satisfying earnings trend which will enable the Group to account for all identifiable risks as well as to further increase the bank’s capital base.

Report on Events after the Balance Sheet Date

On January 15, 2010, a back-to-back guarantee from the German government expired. The guarantee amounted to €110 million and was classified as a contingent liability. The Group did not incur any expenses from this guarantee.

On February 8, 2010, the Advisory Board of Rentenbank released Dr. Marcus Dahmen from his duties as spokesman for the Board of Managing Directors. Until further notice Dr. Dahmen’s duties will be carried out by Hans Bernhardt and Dr. Horst Reinhardt, both members of the Board of Managing Directors.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of comprehensive income (IFRS)
for the period from January 1 to December 31, 2009

	Notes	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million

Interest income		3,854.5	4,678.1
Interest expense		3,473.5	4,327.4

Net interest income	24	381.0	350.7
Provision for loan losses/promotional contribution	12, 25	40.4	58.2
thereof recognition for special loan programs		75.4	57.5
thereof amortization for special loan programs		38.5	34.2

Net interest income after provision for loan losses/promotional contribution		340.6	292.5
Fee and commission income		4.3	1.3
Fee and commission expenses		2.3	2.2

Net fee and commission income	26	2.0	-0.9
Net trading result	27	0.0	0.0
Net result from financial investments	28	0.0	-48.4
Administrative expenses	29	47.1	42.4
Net other operating result	30	-3.7	1.5
Result from fair value measurement and from hedge accounting	31	-369.7	261.7
Net result from taxes	32	1.0	-0.6

Net income for the year		-76.9	463.4
Change in revaluation reserve		267.3	-396.9

Total comprehensive income		190.4	66.5

Appropriation of profits	Notes	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million

Net income for the year		-76.9	463.4
Transfers from retained earnings
a) from guarantee reserve pursuant to Section 2 (3) of the Law Governing the Landwirtschaftliche Rentenbank	33	121.0	60.4
b) from other retained earnings	33	121.9	0.0
Transfers to retained earnings
a) to principal reserve pursuant to Section 2 (2) of the Law Governing the Landwirtschaftliche Rentenbank	33	154.7	92.6
b) to other retained earnings	33	0.0	420.4

Group’s net profit		11.3	10.8

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Consolidated balance sheet (IFRS) as of December 31, 2009

Assets	Notes	Dec. 31, 2009 € million	Dec. 31, 2008 € million

Cash and balances with central banks	36	102.2	28.0
Loans and advances to banks	37	45,840.5	52,785.4
thereof promotional contribution		-229.0	-196.2
Loans and advances to customers	38	612.8	6,473.7
thereof promotional contribution		-0.1	-0.1
Fair value changes of hedged items in a portfolio hedge	40	344.8	321.4
Positive fair values of derivative financial instruments	41	2,872.4	2,894.3
Financial investments	42	27,937.3	27,543.8
Investment property	14, 43	17.3	18.2
Property and equipment	15, 44	25.5	25.1
Intangible assets	16, 45	3.3	4.2
Current income tax assets	18, 46	1.0	3.9
Deferred tax assets	18, 47	2.3	1.1
Other assets	17, 48	88.4	1.9

Total assets		77,847.8	90,101.0

Liabilities and equity	Notes	Dec. 31, 2009 € million	Dec. 31, 2008 € million

Liabilities to banks	49	3,660.0	10,497.4
Liabilities to customers	50	5,784.8	4,276.0
Securitized liabilities	51	60,263.2	66,589.3
Negative fair values of derivative financial instruments	52	4,362.9	5,304.7
Provisions	19, 20, 53	102.5	101.6
Subordinated liabilities	54	1,121.9	1,214.7
Other liabilities	21, 55	316.4	60.8
Equity	22, 33, 56
Subscribed capital		135.0	135.0
Retained earnings		2,263.4	2,351.6
Revaluation reserve		-173.6	-440.9
Group’s net profit		11.3	10.8

Total liabilities and equity		77,847.8	90,101.0

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Consolidated statement of changes in equity

Changes in equity for the period from January 1 to December 31, 2009

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Total for 2009

Equity as of Jan. 1, 2009	135.0	2,351.6	-440.9	10.8	2,056.5
Net income for the year		-88.2		11.3	-76.9
Change in unrealized gains and losses			267.3		267.3

Group’s net result	0.0	-88.2	267.3	11.3	190.4

Appropration of net profit				-10.8	-10.8

Equity as of Dec. 31, 2009	135.0	2,263.4	-173.6	11.3	2,236.1

Changes in equity for the period from January 1 to December 31, 2008

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Total for 2008

Equity as of Jan. 1, 2008	135.0	1,899.0	-44.0	10.5	2,000.5
Net income for the year		452.6		10.8	463.4
Change in unrealized gains and losses			-396.9		-396.9

Group’s net result	0.0	452.6	-396.9	10.8	66.5

Appropriation of net profit				-10.5	-10.5

Equity as of Dec. 31, 2008	135.0	2,351.6	-440.9	10.8	2,056.5

Further information as well as an analysis of equity are included in Notes (22) and (56).

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Consolidated cash flow statement

	2009 € million	2008 € million

Net income for the year	-77	463
Non-cash items included in net income for the year and reconciliation to cash flow from operating activities:
Depreciation, amortization, impairment and reversal of impairment of property and equipment, financial investments, and investment property	2	53
Expenses for specific securities and loans and advances	43	24
Changes in provisions	0	1
Result from fair value measurement and from hedge accounting	370	-262
Net other adjustments	-381	-351

Subtotal	-43	-72

Changes in assets and liabilities from operating activities after adjustment of non-cash items:
Loans and advances to banks	6,903	7,355
Loans and advances to customers	5,861	-5,177
Positive fair values of derivatives	22	-1,702
Other assets from operating activities	-521	-236
Liabilities to banks	-6,837	-607
Liabilities to customers	1,509	588
Securitized liabilities	-6,326	1,678
Negative fair values of derivatives	-941	-405
Other liabilities from operating activities	455	-231
Interest received	3,853	4,671
Dividends received	2	7
Interest paid	-3,474	-4,327
Net other adjustments	-370	262

Cash flow from operating activities	93	1,804

Proceeds from the disposal of:
Financial investments	6,069	4,089
Payments for the acquisition of:
Financial investments	-6,049	-5,889
Property and equipment	-2	-1

Cash flow from investing activities	18	-1,801

Subordinated liabilities	-26	-55
Payments to the Special Purpose Fund and for other measures to promote agriculture protecting the general public interest	-11	-11

Cash flow from financing activities	-37	-66

Cash and cash equivalents at end of prior period	28	91

Cash flow from operating activities	93	1,804
Cash flow from investing activities	18	-1,801
Cash flow from financing activities	-37	-66
Effect of exchange rate differences	0	0

Cash and cash equivalents at end of period	102	28

The consolidated cash flow statement shows the changes in cash and cash equivalents for fiscal years 2009 and 2008 from operating, investing and financing activities. Cash and cash equivalents correspond to the balance sheet item “cash and balances with central banks.”

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The reported cash flows from operating activities were determined using the indirect method. The cash flows from investing and financing activities were determined using the direct method.

The consolidated cash flow statement, as an indicator of a bank‘s liquidity position, is only of limited informative value. In this respect, we refer to the comments in the Management Report regarding the Bank’s liquidity management and liquidity control pursuant to the German Liquidity Regulation (Liquiditaetsverordnung, LiqV).

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Notes to the consolidated financial statements

Basis of accounting

Application of new or amended standards and interpretations

Accounting policies

(1)	General information
(2)	Scope of consolidation
(3)	Consolidation methods
(4)	Financial instruments
(5)	Determination of the fair value for financial instruments
(6)	Hedge accounting
(7)	Hybrid financial instruments (embedded derivatives)
(8)	Impairment of financial assets
(9)	Currency translation
(10)	Genuine repurchase agreements, collateralized loans, and securities lending transactions
(11)	Accounting for leases
(12)	Provision for loan losses/promotional contribution
(13)	Trust assets/trust liabilities
(14)	Investment property
(15)	Property and equipment
(16)	Intangible assets
(17)	Other assets
(18)	Tax receivables/liabilities
(19)	Provisions for pensions and similar obligations
(20)	Other provisions
(21)	Other liabilities
(22)	Equity
(23)	Contingent liabilities and other commitments

Notes to the statement of comprehensive income

(24)	Net interest income
(25)	Provision for loan losses/promotional contribution
(26)	Net fee and commission income
(27)	Net trading result
(28)	Net result from financial investments
(29)	Administrative expenses
(30)	Net other operating result
(31)	Result from fair value measurement and from hedge accounting
(32)	Net result from taxes
(33)	Retained earnings

Segment reporting

(34)	Notes on segment reporting
(35)	Operating business segments

Notes to the balance sheet

(36)	Cash and balances with central banks
(37)	Loans and advances to banks
(38)	Loans and advances to customers
(39)	Provision for loan losses/promotional contribution
(40)	Fair value changes of hedged items in a portfolio hedge

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(41)	Positive fair values of derivative financial instruments
(42)	Financial investments
(43)	Investment property
(44)	Property and equipment
(45)	Intangible assets
(46)	Current tax assets
(47)	Deferred tax assets
(48)	Other assets
(49)	Liabilities to banks
(50)	Liabilities to customers
(51)	Securitized liabilities
(52)	Negative fair values of derivative financial instruments
(53)	Provisions
(54)	Subordinated liabilities
(55)	Other liabilities
(56)	Equity
(57)	Contingent liabilities and other commitments

Notes to financial instruments

(58)	Financial instruments by measurement categories
(59)	Result by measurement categories
(60)	Fair value measurement hierarchy
(61)	Additional disclosures on the fair value of financial instruments
(62)	Derivatives
(63)	Liquidity analysis
(64)	Maturity analysis

Other disclosures

(65)	Capital management
(66)	Regulatory capital
(67)	Capital adequacy
(68)	Exposure amounts with risk weights prescribed by regulatory authorities
(69)	Credit risk mitigation techniques
(70)	Assets pledged or accepted as security
(71)	Derivative credit risk exposures and netting positions
(72)	Volumes of foreign currency transactions
(73)	Equity investments
(74)	Related party disclosures
(75)	Average number of employees
(76)	Auditors’ fees

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Basis of accounting

The consolidated financial statements of Rentenbank were prepared in accordance with all International Financial Reporting Standards (“IFRS”) required to be applied for fiscal year 2009 and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch, “HGB”). They are based on Regulation No. 1606/ 2002 of the European Parliament and of the Council of July 19, 2002 and the regulations by way of which the IFRSs were endorsed by the EU. The IFRSs encompass the individual standards designated as IFRS as well as the International Accounting Standards (“IAS”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”).

The consolidated financial statements comprise the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements, as well as the Group Management Report. The consolidated statement of comprehensive income is composed of the consolidated income statement and a reconciliation to the Group’s total comprehensive income. The consolidated financial statements and the Group Management Report were prepared by the Board of Managing Directors of Landwirtschaftliche Rentenbank. Authorization for issue is expected to be given on March 25, 2010, upon adoption of the consolidated financial statements and the Group Management Report by the Advisory Board.

The reporting currency is the euro. Figures are generally given in millions of euros.

The required disclosures on credit, liquidity, and market price risks resulting from financial instruments in accordance with IFRS 7.31-42 are generally presented in the Risk Report, which is an integral part of the Group Management Report.

The disclosure requirements pursuant to the German Solvency Regulation (Solvabilitaetsverordnung, SolvV) are met through the publication of a separate Disclosure Report. The Disclosure Report refers to, among other things, disclosures in the consolidated financial statements and the Risk Report. In order to avoid a significant change in the structure of our annual report, the disclosures are made in the Risk Report as part of the Group Management Report as well as in the consolidated financial statements in Note (65) et seq.

Application of new or amended standards and interpretations

The following standards and interpretations as well as related amendments are required to be applied for the first time for fiscal years beginning on or after January 1, 2009:

Standard/ interpretation	Title	Required to be applied for fiscal years beginning on or after

IFRS 1 and IAS 27	Cost of an Investment in a Subsidiary, Jointly-controlled Entity or Associate	January 1, 2009
IFRS 2	Share-based Payment: Vesting Conditions and Cancellations	January 1, 2009
IFRS 7	Financial Instruments: Disclosures: enhancing financial instrument disclosures	January 1, 2009
IFRS 8	Operating Segments	January 1, 2009
IAS 1	Presentation of Financial Statements	January 1, 2009
IAS 23	Borrowing Costs	January 1, 2009
IAS 32 and IAS 1	Puttable Financial Instruments and Obligations Arising on Liquidation	January 1, 2009
IFRIC 9 and IAS 39	Embedded Derivatives	January 1, 2009
IFRIC 13	Customer Loyalty Programmes	January 1, 2009
IFRIC 18	Transfers of Assets from Customers	July 1, 2009*

*	For transactions from July 1, 2009

The amendments to IFRS 1 and IAS 27 were endorsed by the EU on January 23, 2009. In accordance with the amendments, first-time adopters are permitted to use either the fair value or the carrying amount under

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previous GAAP for the cost of investments in subsidiaries, jointly-controlled entities or associates. In addition, the definition of the cost method was eliminated from IAS 27. The amendments to IFRS 1 and IAS 27 are not relevant for Rentenbank. Therefore, the implemented amendments do not have any impact on our consolidated financial statements.

The amendments to IFRS 2 were endorsed by the EU on December 16, 2008. The changes mainly relate to the definition of vesting conditions and rules for cancellations of share-based payment arrangements not made by the entity itself. IFRS 2 is not relevant for Rentenbank. Therefore, the implemented amendments do not have any impact on our consolidated financial statements.

The amendments to IFRS 7 were endorsed by the EU on November 27, 2009. Above all, the changes relate to disclosures about fair value measurement. Financial instruments measured at fair value have to be grouped based on a three-tier fair value measurement hierarchy. Application of the changes results in additional disclosure requirements (see Note (60)), but does not have any effects on the remaining components of the consolidated financial statements or the Group Management Report.

IFRS 8 was endorsed by the EU on November 21, 2007 and replaces IAS 14 “Segment Reporting.” Compared to IAS 14, IFRS 8 primarily results in a change in the definition of reportable segments and the calculation of the Group’s segment results in accordance with the management approach. However, these changes do not impact the Group’s financial position, cash flows, and profit or loss due to the prevailing segment structure and have already been implemented within the Group since December 31, 2007.

The amended version of IAS 1 was endorsed by the EU on December 17, 2008. The changes primarily relate to the presentation of total comprehensive income. To this end, the consolidated income statement was supplemented by a reconciliation of net income/loss for the year to total comprehensive income. The changes do not affect net income/loss for the year.

The amendments to IAS 23 were endorsed by the EU on December 10, 2008. The amendment eliminates the option to immediately recognize borrowing costs for so-called qualifying assets directly as an expense. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. IAS 23 is not relevant for Rentenbank. Therefore, the implemented amendments do not have any impact on our consolidated financial statements.

The amendments to IAS 32 and IAS 1 were endorsed by the EU on January 21, 2009. In accordance with these changes, the following financial instruments that meet the definition of a financial liability are classified as equity:

•	Puttable financial instruments, provided certain criteria are met

•	Instruments that grant a right to an entity’s pro rata net assets only in case of liquidation

The amendments to IAS 32 and IAS 1 are not relevant for Rentenbank. Therefore, the implemented amendments do not have any impact on our consolidated financial statements.

The amendments to IFRIC 9 and IAS 39 were endorsed by the EU on November 30, 2009. The changes clarify that a reassessment with respect to the obligation to separate embedded derivatives is only permitted when the underlying is reclassified from the category “measured at fair value through profit or loss.” The application of IFRIC 9 and IAS 39 does not have an impact on Rentenbank’s consolidated financial statements.

IFRIC 13 was endorsed by the EU on December 16, 2008. The interpretation governs the accounting for arrangements for the sale of goods or services together with award credits. IFRIC 13 is not relevant for Rentenbank and therefore does not have an impact on its consolidated financial statements.

IFRIC 18 was endorsed by the EU on November 27, 2009. IFRIC 18 governs the accounting for agreements where a customer (transferor) transfers assets to another entity (recipient) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both. IFRIC 18 is not relevant for Rentenbank and therefore does not have an impact on its consolidated financial statements.

The following standards and interpretations as well as related amendments have been published, but are not required to be applied until future fiscal years:

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Standard/ interpretation	Title	Required to be applied for fiscal years beginning on or after

IFRS 1	First-time Adoption of IFRS: Additional Exemptions for First-time Adopters	January 1, 2010
IFRS 2	Share-based Payments: Group Cash-settled Share-based Payment Transactions	January 1, 2010
IFRS 3	Business Combinations	July 1, 2009
IFRS 9	Financial Instruments	January 1, 2013
IAS 24	Related Party Disclosures	January 1, 2011
IAS 27	Consolidated and Separate Financial Statements	July 1, 2009
IAS 32	Classification of Rights Issues	February 1, 2010
IAS 39	Financial Instruments: Recognition and Measurement: Eligible Hedged Items	July 1, 2009
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction: Prepayments of a Minimum Funding Requirement	January 1, 2011
IFRIC 15	Agreements for the Construction of Real Estate	January 1, 2010
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	July 1, 2009
IFRIC 17	Distributions of Non-cash Assets to Owners	July 1, 2009
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010

The amended IFRS 1 was endorsed by the EU on November 25, 2009. The change provides for the possibility to use carrying amounts determined under previous GAAP for exploration and development costs for oil and gas properties that are accounted for in cost centers and that include all properties in a large geographical area. In addition, first-time adopters with existing leases are exempted from making a reassessment of such leases when national regulations are comparable with those of IFRIC 4. The amendments to IFRS 1 are not relevant for Rentenbank and therefore will not have an impact on its consolidated financial statements.

The amendments to IFRS 2 are expected to be endorsed by the EU in the first quarter of 2010. They clarify the accounting for group cash-settled share-based payment transactions. The amendments to IFRS 2 are not relevant for Rentenbank and therefore will not have an impact on its consolidated financial statements.

The amended IFRS 3 was endorsed by the EU on June 3, 2009. The amended standard keeps the fundamental accounting method for business combinations; however, some major changes were introduced. For example, any payments for acquisitions of companies have to be measured at fair value as of the date of acquisition, with contingent payments having to be classified as liabilities and remeasured subsequently through profit or loss. There is an exemption allowing for a non-controlling (minority) interest in the acquired company to be measured either at fair value or to use the share in the net assets of the acquired company. Costs directly attributable to the acquisition have to be recognized in profit or loss. Rentenbank does not expect the application of the amended IFRS 3 beginning in fiscal year 2010 to have any material impact on its consolidated financial statements.

The publication of IFRS 9 marks the end of the first phase of a three-phase project to replace IAS 39 with a new standard. IFRS 9 replaces the parts of IAS 39 relating to classification and measurement of financial assets. The EU has not yet indicated when it will adopt IFRS 9. The main rules of IFRS 9 are the following:

•	At initial recognition financial assets have to be allocated to one of the following measurement categories:

–	fair value

–	amortized cost

•	A debt instrument may only be measured at amortized cost when it is held to collect the contractual cash flows. The contractual cash flows may only be payments of principal and interest. All other debt instruments have to be measured at fair value through profit or loss.

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•	Equity instruments have to be measured at fair value. Fair value changes on equity instruments held for trading have to be recognized through profit or loss. For all other equity instruments, the entity may make an irrevocable election to present in other comprehensive income realized and unrealized changes in the fair value of an investment in an equity instrument.

The two outstanding phases deal with hedge accounting and impairment of assets. In addition, it is planned to introduce new regulations for the measurement of liability items. The impact of the new IFRS 9 on Rentenbank’s consolidated financial statements may only be assessed after all phases have been completed, as above all hedge accounting and classification are intertwined.

The amended IAS 24 is expected to be endorsed by the EU in the second quarter of 2010. In accordance with IAS 24, government-related entities and companies controlled by the government are exempt from the detailed disclosure requirements set out in IAS 24. They are now required to make general disclosures about significant transactions with the government and other companies controlled by the government. Furthermore, the standard clarifies the definition of related parties. Application of the amended IAS 24 will only impact the disclosures in the notes, but will not influence the Group’s net income/loss or the consolidated balance sheet.

The amendments to IAS 27 were endorsed by the EU on June 3, 2009. In accordance with the amended standard, effects from transactions with minority shareholders not involving a change of control are recognized in equity. In the future, no gain or loss will be recognized on such transactions, and goodwill will not be remeasured. Furthermore, the standard governs the accounting method to be followed in case of a loss of control. The remaining interest in the company is measured at fair value and any gains or losses are recognized through profit or loss. Rentenbank does not expect the application of the amended IAS 27 beginning in fiscal year 2010 to have any material impact on its consolidated financial statements.

The amendments to IAS 32 were endorsed by the EU on December 23, 2009. In accordance with the amendments, foreign currency-denominated, pro rata rights issues and options granted to owners have to be classified as equity in the future. The amendments to IAS 32 are not relevant for Rentenbank and therefore will not have an impact on its consolidated financial statements.

The amendments to IAS 39 were endorsed by the EU on September 15, 2009. The changes clarify two hedge accounting issues:

•	Designation of a one-sided risk in a hedged item

•	Designation of inflation as a risk only in particular circumstances

The amendments to IAS 39 are not relevant for Rentenbank and therefore will not have an impact on its consolidated financial statements.

The amendments to IFRIC 14 are expected to be endorsed by the EU in the second quarter of 2010. These amendments allow for prepayments on minimum funding requirements to be accounted for as an asset. IFRIC 14 is not relevant for Rentenbank and therefore will not have an impact on its consolidated financial statements.

IFRIC 15 was endorsed by the EU on July 22, 2009. The interpretation sets out a uniform accounting method for revenue from the sale of real estate by a property developer where construction is still in progress. IFRIC 15 is not relevant for Rentenbank and therefore will not have an impact on its consolidated financial statements.

IFRIC 16 was endorsed by the EU on June 4, 2009. The interpretation clarifies details of the accounting method for hedges of net investments, such as the identification of hedged foreign currency risks and where in a group the hedging instruments can be held. IFRIC 16 is not relevant for Rentenbank and therefore will not have an impact on its consolidated financial statements.

IFRIC 17 was endorsed by the EU on November 26, 2009. In accordance with IFRIC 17, a liability to pay a dividend has to be recognized even for non-cash assets when the dividend is approved by the relevant authority and is no longer at the discretion of the entity. An entity has to measure such dividend payable at the

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fair value of the assets intended for distribution. IFRIC 17 is not relevant for Rentenbank and therefore will not have an impact on its consolidated financial statements.

IFRIC 19 is expected to be endorsed by the EU in the second quarter of 2010. IFRIC 19 sets out the requirements when a company extinguishes all or part of a financial liability through issuing equity shares or other equity instruments. IFRIC 19 is not relevant for Rentenbank and therefore will not have an impact on its consolidated financial statements.

In addition to the new and amended standards and interpretations, the IASB regularly publishes a number of changes to IFRSs that are considered non-urgent but necessary. The Improvements to IFRSs published in May 2008 were endorsed by the EU on January 23, 2009. The changes are required to be applied mainly for fiscal years beginning on or after January 1, 2009. The Improvements to IFRSs published in April 2009 are expected to be endorsed by the EU in the first quarter of 2010. These changes are required to be applied mainly for fiscal years beginning on or after January 1, 2010.

The changes from both publications may have an impact on recognition, presentation or measurement. Sometimes, the improvements are terminology or editorial changes only. Application of these changes has not had and is not expected to have any significant effect on Rentenbank’s consolidated financial statements.

Accounting policies

(1)	General information

Accounting and measurement are based on the going concern principle. The going concern principle requires the disclosure of selling prices within the scope of fair value measurement. Selling prices have to be strictly differentiated from liquidation prices, which are used when the going concern assumption no longer applies. The accounting policies were applied consistently and uniformly to the reporting periods presented, unless otherwise indicated.

The measurement of items included in the consolidated financial statements is based on both fair values and (amortized) cost. Income and expenses are recognized on an accrual basis. They are recognized and reported in the period to which they relate. Premiums and discounts are amortized over the relevant term using the effective interest method and directly attributed to the underlying transaction. Accrued interest is reported in the balance sheet item in which the underlying financial instrument is recognized.

The preparation of the consolidated financial statements in accordance with IFRS requires certain estimates and assumptions. Changes to these estimates and assumptions within a period may have material consequences on the financial position and profit or loss of the period. Estimates and judgments that are material to the financial statements are explained in the accounting policies of the relevant items and, if necessary, in the notes to the items concerned.

(2)	Scope of consolidation

The consolidated financial statements of Rentenbank for fiscal year 2009 include the Bank as the Group’s parent company and its two subsidiaries, LR Beteiligungsgesellschaft mbH, Frankfurt/Main, (LRB) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, (DSV). A detailed list of the Bank’s shareholdings in these companies is included in Note 73.

Two companies (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main) were not included in the consolidated financial statements due to their minor significance for the assessment of the Group’s financial position, cash flows, and profit or loss. The interests held in these companies are reported as financial investments. Based on the data from the financial statements of these two companies, their share in the Group’s total assets and the Group’s net income for the year amounted to less than 1% each. The data are based on the financial statements as of December 31, 2008. The data for 2009 are not yet available, but we do not expect any material changes.

(3)	Consolidation methods

The consolidated financial statements were prepared using uniform accounting policies applicable throughout the Group.

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LRB (a subsidiary) is included in the consolidated financial statements on the basis of the carrying amounts on the date of initial consolidation in accordance with the financial reporting principles applicable in 1993. Total assets amounted to € 232.2 million as of December 31, 2009 (as compared with € 221.3 million on December 31, 2008).

DSV (a subsidiary) is also included in the consolidated financial statements on the basis of the carrying amounts on the date of initial consolidation in accordance with the financial reporting principles applicable in 1998; the remaining shares in DSV were consolidated on the basis of the carrying amounts as of December 31, 2000 (the close of the month in which the shares were purchased). Total assets amounted to € 17.8 million as of December 31, 2009 (as compared with € 17.1 million on December 31, 2008).

(4)	Financial instruments

All financial assets and financial liabilities, including all derivative financial instruments, are recognized in the balance sheet in accordance with IAS 39. The date of recognition is based on the settlement date for spot transactions and on the trade date for derivatives.

Financial instruments are initially measured at fair value. Subsequent measurement of financial assets and liabilities is based on the IAS 39 category to which the items are allocated.

Categories of financial instruments

Financial assets/liabilities at fair value through profit or loss

This category comprises two sub-categories:

•	financial assets or liabilities held for trading

•	financial assets or liabilities designated as at fair value

Derivatives and financial assets or liabilities entered into for the purpose of selling in the near term are classified as held for trading. Only derivatives, including embedded derivatives required to be separated, are allocated to this category in the Group. Derivatives are generally entered into in order to hedge market price risks. These derivatives are reported in the items “positive/negative fair values of derivative financial instruments.”

Certain financial assets or liabilities are allocated upon initial recognition to the “designated as at fair value” category (fair value option). In accordance with IAS 39, the fair value option may only be used in the following circumstances:

•	The application of the fair value option eliminates or reduces otherwise existing accounting mismatches.

•	The financial assets and/or liabilities are part of a portfolio which is managed based on fair value.

•	The financial asset or financial liability contains derivatives required to be separated.

The Group uses the fair value option for financial assets and liabilities that are matched by derivative hedging instruments from an economic perspective, but where hedge accounting principles cannot be applied. This method eliminates accounting mismatches. The related financial assets and liabilities would otherwise be measured at amortized cost or at fair value, with changes in fair value recognized in other comprehensive income, while derivative hedging instruments are measured at fair value through profit or loss.

Financial assets or liabilities of the category “financial assets/liabilities at fair value through profit or loss” are measured at fair value through profit or loss. Gains or losses from fair value changes are recognized in the “result from fair value measurement and from hedge accounting.” Any impairments or reversals of impairment losses are implicitly taken into account under this method. Interest income or expenses are recognized in net interest income.

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Financial assets or liabilities of the sub-category “designated as at fair value” are included in almost all items of the consolidated balance sheet in which financial instruments are reported, except in the items “positive/negative fair values of derivative financial instruments.”

Loans and receivables

The “loans and receivables” category includes all financial assets that meet the following criteria:

•	not a derivative

•	not quoted on an active market

•	fixed or determinable payments

Excluding the following financial assets:

•	financial assets held for trading as well as financial assets for which the fair value option was used

•	financial assets designated in the category “available for sale” upon initial recognition

•	financial assets for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration

Financial assets of the “loans and receivables” category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are amortized using the effective interest method and directly added to or deducted from the relevant transaction. Income or expenses from amortization and from accrued interest are reported in net interest income. Any impairment losses or reversals of impairment losses are offset directly with the carrying amount and recognized in the statement of comprehensive income in the item “provision for loan losses.”

All financial assets reported in the items “loans and advances” and “other assets” for which the fair value option is not used are allocated to the “loans and receivables” category.

Held to maturity

The “held to maturity” category includes all financial assets meeting the following criteria:

•	not a derivative

•	fixed or determinable payments

•	positive intention and ability to hold these financial assets until final maturity

Excluding the following financial assets:

•	financial assets allocated to the categories “designated as at fair value” or “available for sale” upon initial recognition

•	financial assets which are, by definition, allocated to the “loans and receivables” category

Financial assets of the “held to maturity” category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are amortized using the effective interest method and directly added to or deducted from the relevant transaction. Income or expenses from amortization and from accrued interest are reported in net interest income. Any impairment losses or reversals of impairment losses are offset directly with the carrying amount and recognized in the statement of comprehensive income in the item “net result from financial investments.”

Financial assets classified as “held to maturity” are reported exclusively in the consolidated balance sheet item “financial investments.”

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Available for sale

The category “available for sale” includes all financial assets that are not allocated to one of the other categories for financial assets.

Financial assets classified as “available for sale” are measured at fair value. Gains or losses from fair value changes are recognized directly in equity in the “revaluation reserve” .

Upon disposal or in case of impairment, the cumulative gains or losses recorded in the revaluation reserve are transferred to the statement of comprehensive income and recognized in the item “net result from financial investments.”

Unquoted equity instruments whose fair value cannot be reliably measured are measured at cost less any impairment losses. In the Group, this relates to equity investments reported under “financial investments.”

All financial assets classified as “available for sale” are included in the consolidated balance sheet item “financial investments.”

Other liabilities

The category “other liabilities” includes all financial liabilities that are not allocated to “financial liabilities at fair value through profit or loss.”

Financial liabilities classified as “other liabilities” are measured at amortized cost. Any premiums and discounts as well as other transaction costs are amortized using the effective interest method and directly added to or deducted from the relevant transaction. Income or expenses from amortization and from accrued interest are reported in net interest income.

Financial liabilities of the category “other liabilities“ are included in the following consolidated balance sheet items: “liabilities to banks,” “liabilities to customers,” “securitized liabilities,” “subordinated liabilities,” and “other liabilities.”

Overview of measurement categories used in accordance with IAS 39

Financial assets
Balance sheet item	Measurement category
Cash and balances with central banks	Loans and receivables
Loans and advances to banks	Loans and receivables
Designated as at fair value
Loans and advances to customers	Loans and receivables
Designated as at fair value
Positive fair values of derivative financial instruments	Held for trading
Financial investments	Available for sale
Held to maturity
Designated as at fair value
Other assets	Loans and receivables

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Financial liabilities
Balance sheet item	Measurement category
Liabilities to banks	Other liabilities
Designated as at fair value
Liabilities to customers	Other liabilities
Designated as at fair value
Securitized liabilities	Other liabilities
Designated as at fair value
Negative fair values of derivative financial instruments	Held for trading
Subordinated liabilities	Other liabilities
Designated as at fair value
Other liabilities	Other liabilities

Reclassification of financial assets

Non-derivative financial assets which are no longer intended for sale in the near term may only be reclassified from the “held for trading” category in extraordinary circumstances. Financial assets that would have met the definition of loans and receivables upon initial recognition may be reclassified from the categories “held for trading” and “available for sale” when the Company has the intention and ability to hold such financial assets for the foreseeable future or until maturity.

Financial assets of the “available for sale” category may be reclassified to the “held to maturity” category when the Company has the intention and the ability to hold such financial assets until maturity. A reverse reclassification is only permitted in particular circumstances.

There were no reclassifications of financial assets in fiscal year 2009.

(5)	Determination of the fair value for financial instruments

The fair value is deemed to be the amount for which a financial instrument could be exchanged between knowledgeable and willing market participants in an arm’s length transaction at inception of a contract. The fair value for financial instruments traded on active markets is determined based on quoted market prices. A financial instrument is regarded as quoted in an active market if prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions. If the criteria set out above are not met, the market is regarded as inactive. A large bid-offer spread or a small number of transactions in the recent past are indications of an inactive market.

In the second half of 2009, the market data provider base was extended. In addition to the Reuters system, measurement is now primarily based on tradable market prices as reported by Bloomberg.

The fair value of all other financial instruments for which no prices are quoted on an active market is determined using accepted valuation models. The models are based on observable market parameters (inputs).

The fair value of non-option contracts is determined on the basis of their discounted expected future cash flows (discounted cash flow (“DCF”) method). Discounting is based on the risk-free interest rate curve plus a transaction-specific credit spread. The credit spreads are derived from observable market data and distinguished by rating, maturity, currency and degree of collateralization. The credit spreads used to measure the Company’s liabilities are determined using prices for state-guaranteed bonds on the secondary market.

An increase in refinancing costs due to changes in spreads leads to measurement gains as the value of liabilities decreases. In contrast, declining refinancing costs result in measurement losses as the value of the liabilities increases. For financial assets, changes in credit spreads have the opposite effect. Higher margins arising from increasing credit spreads lead to measurement losses, and declining margins to measurement gains.

Measurement of contracts with an option feature (option-based contracts) is based on option pricing models accepted by the regulatory authorities. Apart from the abovementioned risk-free interest rate curve, volatilities and correlations between observable market data are taken into account in the calculation. The

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calculation model for one structured product as well as the related derivative hedging instruments was extended during fiscal year 2009 by one market parameter. Due to the perfect hedge relationship, there were no net effects on profit or loss. A retrospective determination was dispensed with as a result of the lack of effects on Group net income.

The valuation techniques described herein are allocated to various hierarchy levels in accordance with IFRS 7.27Af. (see Note 60).

With respect to hedge accounting, only the changes in the fair value of the hedged item attributable to the hedged risk are taken into account. In this context, the hedged risks within the Group are limited to the interest rate risk. The fair value changes attributable to changes in interest rates are determined on the basis of the risk-free external interest rate curve plus the constant individual margin of the trade.

(6)	Hedge accounting

The Bank generally enters into derivatives for hedging purposes only. Derivatives are always measured at fair value through profit or loss. By contrast, the hedged items are initially measured either at amortized cost or at fair value, with changes in fair value recognized in other comprehensive income. The resulting accounting mismatch is compensated or reduced through the application of hedge accounting provisions. If the requirements for hedge accounting are not met, the hedged items are allocated to the “designated as at fair value” category.

Within the framework of asset/liability management, fair value hedges within the meaning of IAS 39 are entered into in order to hedge interest rate risk, since only such instruments ensure sustainable and effective hedge accounting. In the case of a fair value hedge, the changes in the fair value of the hedged item attributable to the hedged interest rate risk are recognized in profit or loss, irrespective of the category used. The changes in the fair value of the derivatives recognized in profit or loss are compensated to a high degree in this way. The Group does not use cash flow hedges.

The hedging instruments used under hedge accounting criteria are generally interest rate swaps that were entered into in order to hedge credit, securities or issuing transactions and that fulfill hedge accounting requirements. Large-volume transactions are generally hedged on an individual basis (micro hedges). The special loans with interest subsidies granted under the promotional financing programs were mainly hedged on a portfolio basis (macro hedges) as a result of the small per-transaction volume.

When a transaction is entered into, Rentenbank documents the relationship between the hedged item and the hedging instrument as well as the nature of the risk being hedged. In addition, the judgment whether the hedge is highly effective is documented both at inception (prospective effectiveness) and on a continuing basis (prospective and retrospective effectiveness).

Micro hedges involve one or more similar hedged items forming a hedging relationship with one or more derivative hedging instruments. The prospective effectiveness is determined at the beginning of the hedging period on the basis of a sensitivity analysis involving a parallel shift of the relevant interest rate curve by 100 basis points. The hedge is deemed effective if the changes in the fair value of the hedged item offset the changes in the fair value of the hedging instrument within a range of 80% to 125%. Retrospective effectiveness as well as prospective effectiveness during the hedging period are assessed on a half-yearly basis as of the reporting dates, using the regression analysis. A hedging relationship is deemed effective when the slope of the linear regression line, as determined on the basis of the changes in the fair value of hedged items and hedging instruments attributable to interest rate changes, is between -0.8 and
-1.25, and the quality of the regression, measured by the coefficient of determination, amounts to 0.8 or more. The regression analysis is based on data from the last six months. In the case of effective hedges, the carrying amount of the hedged items is adjusted to reflect the change in the fair value attributable to interest rate changes and, together with the changes in the fair value of the hedging instrument, is recognized in the result from fair value measurement and from hedge accounting.

The hedge accounting requirements may not be applied for ineffective hedging relationships in the relevant period. The hedged item is measured on the basis of the category to which it is allocated. In previous effective hedging periods recognized changes in such item’s fair value attributable to interest rate changes are amortized over their remaining term using the effective interest method and recognized in the result from fair value measurement and from hedge accounting.

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Items hedged within the context of portfolio-based fair value hedges (macro hedges) are allocated to a quarterly time band at the beginning of each hedging period on the basis of the individual expected cash flows. Each time band is allocated interest rate swaps as hedging instruments, in an amount not exceeding the nominal amount of the accumulated underlying hedged items. The hedging period generally is one month. If the new business within a particular time band exceeds a certain volume during the hedging period, the hedging relationship may be discontinued early for this time band and re-designated.

The prospective effectiveness is determined on the basis of a sensitivity analysis involving a parallel shift of the relevant interest rate curve by 100 basis points. Retrospective effectiveness is assessed on the basis of the dollar-offset method. Under this method, the fair value changes of the hedged item attributable to interest rate changes are compared with those of the hedging instrument. The hedge is deemed effective if the changes in the fair value of the hedged item offset the changes in the fair value of the hedging instrument within a range of 80% to 125%.

As far as effective time bands are concerned, the fair value changes of the hedged items attributable to interest rate changes are recognized in the income statement in the result from fair value measurement and from hedge accounting together with the offsetting changes in the fair value of the hedging instruments at the end of the hedging period. In contrast to the method used for micro hedge accounting, the carrying amount of the individual hedged items is not adjusted. Instead, the adjustment to the carrying amount of the hedged items is reported in the separate balance sheet item “fair value changes of hedged items in a portfolio hedge.” This separate balance sheet item is amortized over the term of the relevant time bands and charged against the result from fair value measurement and from hedge accounting or, in the case of unscheduled repayment of financial instruments, derecognized on a pro rata basis. Fair value changes of hedged items attributable to interest rate changes are not recognized for ineffective time bands.

(7)	Hybrid financial instruments (embedded derivatives)

Hybrid financial instruments are transactions that comprise a host contract and one or more derivative financial instruments, where the embedded derivatives represent an integral component of the host contract and cannot be traded separately.

Certain embedded derivatives are accounted for as stand-alone derivatives if their economic characteristics and risks are not closely related to those of the host contract and the hybrid (structured) financial instrument is not already measured at fair value through profit or loss. Loan agreements for which repayment may be made by providing either equities or cash are an example of separable embedded derivatives. In this case, the development of the value of the repayment option is not closely related with the performance of the interest-bearing host contract (loan).

The Group generally allocates all structured products with embedded derivatives otherwise required to be separated to the “designated as at fair value“ category. An exception to this are the liquidity assistance loans (which were granted for the first time in 2008 and are callable daily), where the host contract is allocated to the “loans and receivables” category.

In the case of embedded derivatives that are not required to be separated from the host contract, the entire structured product is measured on the basis of the category to which the host contract can be allocated. Embedded derivatives required to be separated are always measured at fair value through profit or loss.

Embedded derivatives not required to be separated are reported in the relevant consolidated balance sheet item, together with the associated host contract. Embedded derivatives required to be separated are reported either in “positive fair values of derivative financial instruments” or “negative fair values of derivative financial instruments,” depending on the current fair value.

(8)	Impairment of financial assets

Loans and advances:

As of each balance sheet date, loans and advances of the category “loans and receivables” are reviewed as to whether there is any objective evidence that interest and principal payments will not be made in the full amount as agreed. The evaluation is primarily based on the following criteria:

•	Default related to interest or principal payments of more than 90 days

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•	Significant downgrade in the internal rating system, resulting in transfer of the exposure to intensified loan management

The Bank determines the recoverability on an individual basis for both large single exposures and exposures of minor significance (promotional business). If there is objective evidence of impairment, the valuation allowance is determined based on the difference between the carrying amount and the present value of expected cash flows. The discount factor used for fixed-interest loans and advances is the original effective interest, while the current effective interest is used for variable-interest loans and advances. Loans and advances to counterparties against which insolvency proceedings have been initiated are payable on demand. In these cases, discounting is dispensed with due to their short-term nature.

If no objective evidence for impairment is identified during the individual review, these loans and advances are also tested for impairment on a portfolio basis. For this purpose, loans and advances with similar credit risk profiles are combined to form homogeneous portfolios. The amount to be recognized for impairment is calculated as follows: total volume of the relevant portfolio as of the balance sheet date multiplied by the portfolio-specific historical default rate.

A separate impairment review is not performed for loans and advances of the “designated as at fair value” category as these securities are measured at fair value, and any impairment losses are already included in the fair value and recognized through profit or loss.

Financial investments:

As of each balance sheet date, financial investments are reviewed as to whether there is any objective evidence that interest and principal payments will not be made in the full amount as agreed. The evaluation is primarily based on the following criteria:

•	Payment default of more than 90 days

•	Changes to internal rating classifications

If there is objective evidence of impairment, the valuation allowance is determined based on the difference between amortized cost and the current fair value. The loss so calculated is recognized in the “net result from financial investments” as an adjustment to the revaluation reserve for securities of the “available for sale” category and as an adjustment of the carrying amount for securities of the “held to maturity” category and for equity investments. If the reasons that resulted in an impairment of debt instruments no longer apply, the impairment loss has to be reversed through profit or loss.

A separate impairment review is not performed for securities of the “designated as at fair value” category as these securities are measured at fair value, and any impairment losses are already taken into account in the fair value and recognized in profit or loss.

(9)	Currency translation

Foreign currency monetary items are translated daily at the spot exchange rate. The Bank does not have any non-monetary items denominated in foreign currencies.

Currency translation differences are recorded in the consolidated statement of comprehensive income, from hedged currency exposures in the result from fair value measurement and from hedge accounting and from open currency positions from payment settlement accounts in net trading result.

Expenses and income are translated at the spot exchange rate applicable on the date upon which they affect profit or loss.

(10)	Genuine repurchase agreements, collateralized loans, and securities lending transactions

In addition to the collateralized loans (Pfandkredite) with Deutsche Bundesbank, the Group takes out or grants collateralized term and overnight deposits. Securities are deposited with or provided by Clearstream, as appropriate, as collateral for these collateralized term and overnight deposits (see Note 70).

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(11)	Accounting for leases

Leases are classified as either finance leases and operating leases. A lease is a finance lease if it transfers substantially all the risks and rewards incidental to ownership of a leased asset to the lessee. In all other cases, the lease is classified as an operating lease.

The Group acts as a lessee. The lease agreements concluded are classified as operating leases. The leased assets concerned are primarily vehicles. The lease payments to be paid by the Group are recognized as administrative expenses. There were no subleases.

(12)	Provision for loan losses/promotional contribution

Beside valuation allowances and write-downs of loans and advances, the item “provision for loan losses/promotional contribution” in the consolidated statement of comprehensive income primarily includes impairment losses as a result of the discounted promotional contribution of the special loans.

(13)	Trust assets/trust liabilities

Trust assets are held in trust by the Group without the Group participating in the assets’ risks and rewards. Trust assets and trust liabilities are not recognized in the balance sheet since they do not meet the definition of assets and liabilities in accordance with IFRS.

(14)	Investment property

Investment property is held to earn rental income. Investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses, by analogy with property and equipment.

(15)	Property and equipment

Property and equipment includes owner-occupied land and buildings as well as operating and office equipment.

Property and equipment is measured at cost less any accumulated depreciation and any accumulated impairment losses. Depreciation is made on a straight-line basis, using useful lives of 33 to 50 years for buildings and four years for operating and office equipment. Land is not subject to depreciation. Items of property and equipment are reviewed for impairment as of each balance sheet date.

Low-value assets worth up to € 5,000 are immediately recognized as expenses.

(16)	Intangible assets

Intangible assets include internally generated and purchased software.

They are recognized at cost and amortized on a straight-line basis over a period of four years. Any impairment losses are recognized in the income statement.

(17)	Other assets

The balance sheet item “other assets” includes cash collateral provided as well as assets that are not significant individually and that cannot be allocated to other balance sheet items. They are recognized at cost, which corresponds to the assets’ nominal value.

(18)	Tax receivables/liabilities

The tax receivables and tax liabilities comprise current income tax assets/liabilities and deferred tax assets/liabilities and almost exclusively relate to the consolidated subsidiaries LRB and DSV. Current tax assets are calculated using the currently applicable tax rates upon which the tax authorities base payment of the tax refund. Deferred tax assets and liabilities result from the difference between the carrying amounts of recognized assets and liabilities in the IFRS consolidated balance sheet and their tax base as well as from tax loss carryforwards. The calculation is based on the tax rates applicable to the subsidiaries.

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(19)	Provisions for pensions and similar obligations

The Group only maintains defined benefit plans, which are funded internally. There are three different defined benefit plans depending on the date of entry of the employee. The amount of the retirement benefits is determined on the basis of the relevant length of service and the pensionable remuneration. Individual agreements on retirement benefit obligations have been concluded with the members of the Board of Managing Directors. The benefits to be paid have been committed to by way of agreement.

The amount to be recognized as a provision for defined benefit obligations is based on the present value of the total pension obligations, taking into account unrecognized actuarial gains and losses, less any unrecognized past service cost, if applicable. The amount of the pension obligations is determined annually by an independent actuary pursuant to the projected unit credit method. The rate used to discount the pension obligations is based on the interest rate applicable as of the balance sheet date for high quality corporate bonds denominated in euros with remaining terms to maturity matching those of the pension obligations.

Actuarial gains and losses arise from differences between the actual and the expected change in the measurement bases and the parameters. If, as of the balance sheet date, actuarial gains or losses exceed 10% of the amount of the pension obligations, the difference is amortized over the expected average remaining working life and recognized in profit or loss. Actuarial gains or losses within the 10% corridor are not taken into account. The notes to the balance sheet include separate disclosures to this (see Note 53).

(20)	Other provisions

Provisions are recognized for liabilities to third parties of uncertain timing or amount; the amount recognized is based on the best estimate of the expenditure required to settle the obligation. Non-current provisions are discounted if the effect of the time value of money is material. Provisions are recognized and reversed through profit or loss using the corresponding income statement items.

(21)	Other liabilities

The balance sheet item “other liabilities” includes cash collateral received, the amounts measured for outstanding commitments related to the special loans as well as other obligations that are not significant individually and that cannot be allocated to other balance sheet items in accordance with IFRS. The other liabilities are recognized at cost except for the discounted promotional contribution of outstanding commitments related to the special loans.

(22)	Equity

“Subscribed capital” represents paid-in capital. “Retained earnings” comprise the legally prescribed principal reserve (Hauptrücklage) and guarantee reserve (Deckungsrücklage), which were transferred from the HGB financial statements, as well as other retained earnings, which include the operating result under HGB and the gains and losses from the change in accounting policies. Changes in the fair value of available-for-sale securities are recognized in the revaluation reserve.

(23)	Contingent liabilities and other commitments

Contingent liabilities arise from past events that either

•	lead to possible obligations whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

•	result in a present obligation which is not likely to result in an outflow of resources or where the settlement amount cannot be estimated with sufficient reliability.

These contingent liabilities are not recognized as liabilities in the balance sheet in accordance with IAS 37.27; however, they are disclosed in Note 57.

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Notes to the statement of comprehensive income

(24)	Net interest income

	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million	Change in € million

Interest income from
Loans and advances to banks and customers	1,680.2	2,810.9	-1,130.7
Derivative financial instruments	1,283.8	456.7	827.1
Financial investment	876.7	1,385.0	-508.3
Other	10.9	17.4	-6.5
Current income from
Shares and other non-fixed-income securities	0.7	0.7	0.0
Equity investments	2.2	7.4	-5.2

Total interest income	3,854.5	4,678.1	-823.6

Interest expenses for
Liabilities to banks and customers	379.9	744.4	-364.5
Securitized liabilities	2,197.1	2,639.7	-442.6
Derivative financial instruments	848.2	896.2	-48.0
Subordinated liabilities	41.8	44.1	-2.3
Other	6.5	3.0	3.5

Total interest expenses	3,473.5	4,327.4	-853.9

Net interest income	381.0	350.7	30.3

(25)	Provision for loan losses/promotional contribution

	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million	Change in € million

Expenses for additions to promotional contribution	75.4	57.5	17.9
Income from the amortization of promotional contribution	38.5	34.2	4.3
Impairment and write-off of loans and advances	6.1	35.0	-28.9
Recoveries on loans and advances previously written off	2.6	0.1	2.5

Provision for loan losses/promotional contribution	40.4	58.2	-17.8

The item “provision for loan losses/promotional contribution” primarily includes the discounting of the future expenses for the special loans (additions to promotional contribution) made at the draw down date as well as their amortization over the remaining term. No write-downs on loans and advances or specific valuation allowances were necessary in 2009. A portfolio-based valuation allowance in the amount of € 6.1 million (as compared with € 0.0 million as of December 31, 2008) was recognized for potential risks.

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(26)	Net fee and commission income

	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million	Change in € million

Fee and commission income from
Service fees	3.0	0.6	2.4
Commissions on bank guaranties	0.8	0.3	0.5
Trustee loans and pass-through loans	0.1	0.1	0.0
Other	0.4	0.3	0.1

Total fee and commission income	4.3	1.3	3.0

Fee and commission expenses for
Custody fees	2.0	1.9	0.1
Loan brokerage	0.0	0.1	-0.1
Other	0.3	0.2	0.1

Total fee and commission expenses	2.3	2.2	0.1

Net fee and commission income	2.0	-0.9	2.9

(27)	Net trading result

	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million	Change in € million

Net trading result	0.0	0.0	0.0

Total	0.0	0.0	0.0

The Bank does not maintain a trading book within the meaning of regulatory provisions. The net trading result includes the gains and losses arising on the translation of open foreign currency positions, which result from the translation of balances on nostro accounts into the reporting currency. The currency translation differences of closed foreign currency positions resulting from fair value measurement are reported in the “result from fair value measurement and from hedge accounting.”

(28)	Net result from financial investments

	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million	Change in € million

Proceeds from disposal	0.0	0.5	-0.5
Write-down of an equity investment	0.0	-48.9	48.9

Total	0.0	-48.4	48.4

No write-downs on securities or equity investments were required to be recognized in the year under review.

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(29)	Administrative expenses

	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million	Change in € million

Other administrative expenses for
Personnel expenses	28.2	27.3	0.9
Public relations	3.6	1.2	2.4
IT licenses, fees, consulting services	3.7	3.9	-0.2
Audits, contributions, donations	1.2	1.3	-0.1
Occupancy expenses	1.7	1.4	0.3
Miscellaneous administrative expenses	2.9	3.1	-0.2

Total other administrative expenses	41.3	38.2	3.1

Depreciation and amortization of
Intangible assets	3.5	2.8	0.7
thereof internally generated software	3.1	2.5	0.6
Residential and office buildings	0.9	0.5	0.4
IT equipment	0.7	0.5	0.2
Office equipment and vehicles	0.3	0.2	0.1
Technical and other equipment	0.4	0.2	0.2
Total depreciation and amortization	5.8	4.2	1.6

Total administrative expenses	47.1	42.4	4.7

Miscellaneous administrative expenses include lease expenses in the amount of € 87.4 thousand (as compared with € 66.9 thousand on December 31, 2008). Future minimum lease payments due within one year totaled € 56.6 thousand (as compared with € 41.3 thousand on December 31, 2008), payments due between one and five years amounted to € 67.1 thousand (as compared with € 47.3 thousand on December 31, 2008), and payments due after more than five years totaled € 0.0 thousand (as compared with € 0.0 thousand on December 31, 2008). The payments for leases relate to minimum lease payments (fixed lease payments). There were no restrictions imposed by lease arrangements. As of year-end, the Group had twenty-one (as compared with sixteen on December 31, 2008) lease agreements, only eight (as compared with five on December 31, 2008) of which have a renewal option to extend the lease term by one year.

(30)	Net other operating result

	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million	Change in € million

Other operating income from
Rental income	1.8	1.8	0.0
Other income	1.2	1.8	-0.6
Total other operating income	3.0	3.6	-0.6

Other operating expenses for
Handling costs from offsetting pecuniary claims	3.3	0.0	3.3
Bank-owned housing	0.5	0.7	-0.2
Other expenses	2.9	1.4	1.5
Total other operating expenses	6.7	2.1	4.6

Net other operating result	-3.7	1.5	-5.2

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(31)	Result from fair value measurement and from hedge accounting

	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million	Change in € million

Micro hedge accounting
Hedged items	101.2	313.5	-212.3
Hedging instruments	-100.4	-300.3	199.9
Result from currency translation	0.1	0.0	0.1
Micro hedge accounting, total	0.9	13.2	-12.3

Macro hedge accounting
Hedged items	23.4	442.7	-419.3
thereof amortization of fair value changes of hedged items in a portfolio hedge	-95.5	10.2	-105.7
Hedging instruments	-138.2	-443.0	304.8

Macro hedge accounting, total	-114.8	-0.3	-114.5

Fair value measurement
Hedged items	703.3	-1,943.9	2,647.2
Derivatives	-960.3	2,234.2	-3,194.5
Result from currency translation	1.2	-41.5	42.7

Fair value measurement, total	-255.8	248.8	-504.6

Total	-369.7	261.7	-631.4

The result from fair value measurement and from hedge accounting includes the unrealized gains and losses from changes in the fair value of derivatives and financial instruments classified as financial assets/liabilities at fair value through profit or loss. In addition, the changes in the fair value of hedged items under hedge accounting attributable to changes in interest rates as well as the amortization of such changes in the case of ineffective hedges are recognized in this item. Income and expenses from the amortization of, among other things, premiums/discounts, upfront payments and promotional contributions, which represent part of the changes of the fair value, are recognized in net interest income.

Measurement at fair value of notionally closed foreign currency positions leads to currency translation differences which are reported here.

The changes not attributable to changes in market conditions included in the measured amounts are shown in the following table. Changes of the fair value not attributable to changes in market conditions are attributable to changes in credit risk. Determination is based on the effects on measurement arising from changes in the credit ranking of business partners or the Bank’s own creditworthiness.

	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million	Accumulated until Dec. 31, 2009 € million	Accumulated until Dec. 31, 2008 € million

Loan and advances	2.5	-33.6	-30.9	-33.4
Financial investments	-22.2	-23.1	-45.2	-23.0
Liabilities	0.0	0.0	0.0	0.0

Total	-19.7	-56.7	-76.1	-56.4

The risk-adjusted measurement of the liabilities, taking into account the credit spread, only included market-related changes for the year under review as well as for the prior years. The credit rating of Rentenbank and hence its liabilities did not change in either the year under review or in previous years.

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(32)	Net result from taxes

	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million	Change in € million

Deferred taxes	1.2	-0.5	1.7
Current income taxes	-0.1	0.0	-0.1
Other taxes	-0.1	-0.1	0.0

Total	1.0	-0.6	1.6

(33)	Retained earnings

	Jan. 1 to Dec. 31, 2009 € million	Jan. 1 to Dec. 31, 2008 € million	Change in € million

Transfers from retained earnings
a) from guarantee reserve pursuant to Section 2 (3) of the Law governing the Landwirtschaftliche Rentenbank	121.0	60.4	60.6
b) from other retained earnings	121.9	0.0	121.9
Transfers to retained earnings
a) to principal reserve pursuant to Section 2 (2) of the Law governing the Landwirtschaftliche Rentenbank	154.7	92.6	62.1
b) to other retained earnings	0.0	420.4	-420.4

Total	-88.2	452.6	-540.8

The principal reserve (Hauptrücklage) and the guarantee reserve (Deckungsrücklage) are recognized in the bank’s separate financial statements and transferred to the consolidated financial statements. In accordance with Section 2 (3) Sentence 2 of the Law Governing the Landwirtschaftliche Rentenbank, the guarantee reserve may at no time exceed 5 percent of the nominal amount of the covered bonds outstanding. The reduction of the bonds subject to cover requirements (registered bonds, Rentenbank Bonds (Rentenbankbriefe), and Agricultural Bonds (Landwirtschaftsbriefe); see Notes (49)-(51)), which was due to maturing bonds, required a reduction of the guarantee reserve by € 121.0 million (as compared with € 60.4 million on December 31, 2008). From an accounting perspective, this led to an increase of the principal reserve by the same amount.

The transfer to the principal reserve from other retained earnings amounted to € 33.7 million (as compared with € 32.2 million on December 31, 2008).

A further amount of € 88.2 million was transferred from other retained earnings, resulting in Group’s net profit of € 11.3 million.

Segment reporting

(34)	Notes on segment reporting

In accordance with the requirements of IFRS 8, the main components of the financial statements must be broken down by operating business segment and region. For the purposes of defining segments, we considered the organizational and management structure of the Group as well as its internal financial reporting structure. Our operating segments are as follows:

•	Treasury Management
This segment shows the results of the Group’s liquidity supply and management. Transactions have a fixed interest period of up to one year (e.g., overnight and term deposits, ECPs, derivatives).

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•	Promotional Business This segment shows the promotional business other than capital investment transactions. The Promotional Business segment includes the earnings of the Bank and of all subsidiaries.

•	Capital Investment This segment shows the earnings contributions from the investment of the Bank’s own funds and of medium to long-term provisions in the form of securities and promotional loans.

A meaningful breakdown of segments by geographic location is not possible due to the fact that the Group is centrally managed from Frankfurt/Main and business activities are limited to EU/OECD member states. Therefore, we do not present regional segment information in accordance with IFRS 8 since a disclosure of such information would not provide additional information.

The results are presented on a net basis in the segment report in accordance with the margin-based management approach of the Bank. Segment assets and liabilities relate to transactions from third parties. Accordingly, segment results are generated exclusively from external counterparties. No intra-group transactions have been entered into between the segments. There are no material differences between internal reporting and financial reporting under IFRS. Due to the lack of intra-group transactions and material differences between internal reporting lines and external financial reporting, we have not presented any further reconciliation statements.

The distribution of the components of net interest income, net fee and commission income, net trading result, and net result from financial investments as well as of the result from fair value measurement and from hedge accounting was made on the basis of individual transactions. Administrative expenses, net other operating result, and taxes from the consolidated subsidiaries were allocated to the relevant segments either directly or indirectly using allocation keys. These keys are mainly based on the number of allocated employees, consumption, and other allocations of resources in the relevant segments.

The allocation of receivables and payables within the framework of segment assets and liabilities was made by analogy with the allocation of the earnings contributions of the individual segments. The medium and long-term provisions and the invested capital were allocated to the Capital Investment segment. The remaining balance sheet items were allocated to the Promotional Business segment.

(35)	Operating business segments

	Treasury Management		Promotional Business		Capital Investment		Total

	2009	2008	2009	2008	2009	2008	2009	2008
from Jan 1 to Dec. 31	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income	141.5	145.7	147.4	118.1	92.1	86.9	381.0	350.7
Provision for loan losses/ promotional contribution	0.0	0.0	40.4	58.2	0.0	0.0	40.4	58.2
Net fee and commission income	0.1	0.1	1.9	-1.0	0.0	0.0	2.0	-0.9
Net result from financial investments	0.0	0.5	0.0	-48.9	0.0	0.0	0.0	-48.4
Other administrative expenses	4.6	4.5	30.9	28.1	5.8	5.6	41.3	38.2
Depreciation and amortization	0.8	0.6	4.2	3.0	0.8	0.6	5.8	4.2
Net other operating result	0.0	0.0	-3.7	1.5	0.0	0.0	-3.7	1.5
Result from fair value measurement and from hedge accounting	-11.7	38.0	-358.0	223.7	0.0	0.0	-369.7	261.7
Net result from taxes	0.0	0.0	1.0	-0.6	0.0	0.0	1.0	-0.6

Net income for the year	124.5	179.2	-286.9	203.5	85.5	80.7	-76.9	463.4

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	Dec. 31, 2009 € billion	Dec. 31, 2008 € billion	Dec. 31, 2009 € billion	Dec. 31, 2008 € billion	Dec. 31, 2009 € billion	Dec. 31, 2008 € billion	Dec. 31, 2009 € billion	Dec. 31, 2008 € billion

Segment assets	8.4	22.8	67.1	65.2	2.3	2.1	77.8	90.1
Segment liabilities (incl. equity)	12.6	26.0	62.9	62.0	2.3	2.1	77.8	90.1

Notes to the balance sheet

(36)	Cash and balances with central banks

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Cash on hand	0.1	0.1	0.0
Balances with central banks	102.1	27.9	74.2

Total	102.2	28.0	74.2

As in the previous year, the item “balances with central banks” consists of balances held with Deutsche Bundesbank. The Bank fulfilled the minimum reserve requirement at all times in the year under review. The daily minimum reserve requirement amounted to € 144.7 million for the period until year-end (as compared with € 336.7 million of December 31, 2008).

(37)	Loans and advances to banks

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Payable on demand	2.5	219.8	-217.3
Time deposits	4,215.2	11,958.8	-7,743.6
Promissory note loans/registered bonds	21,370.6	23,270.4	-1,899.8
Special loans	19,008.8	15,640.3	3,368.5
thereof promotional contribution	-229.0	-196.2	-32.8
Global refinancing facility	741.8	950.4	-208.6
Other	501.6	745.7	-244.1

Total	45,840.5	52,785.4	-6,944.9

(38)	Loans and advances to customers

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Payable on demand	0.1	1,652.2	-1,652.1
Time deposits	0.0	1,001.3	-1,001.3
Cash collateral	0.0	92.3	-92.3
Medium- and long-term loans	54.0	21.9	32.1
Promissory note loans	69.7	3,471.5	-3,401.8
Special loans	487.6	233.7	253.9
thereof promotional contribution	-0.1	-0.1	0.0
Other	1.4	0.8	0.6

Total	612.8	6,473.7	-5,860.9

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(39)	Provision for loan losses/promotional contribution

	Promotional contribution		Specific valuation allowances		Portfolio valuation allowances		Total

	2009	2008	2009	2008	2009	2008	2009	2008
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

As of Jan. 01	202.9	179.6	0.0	0.0	0.0	0.0	202.9	179.6
Addition	75.4	57.5	8.4	0.0	9.2	0.0	93.0	57.5
Utilisation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reversal	38.5	34.2	8.4	0.0	3.1	0.0	50.0	34.2

As of Dec. 31	239.8	202.9	0.0	0.0	6.1	0.0	245.9	202.9
Thereof
Loans and advances to banks	229.0	196.2	0.0	0.0	6.1	0.0	235.1	196.2
Loans and advances to customers	0.1	0.1	0.0	0.0	0.0	0.0	0.1	0.1
Loan commitments	10.7	6.6	0.0	0.0	0.0	0.0	10.7	6.6

Total	239.8	202.9	0.0	0.0	6.1	0.0	245.9	202.9

(40)	Fair value changes of hedged items in a portfolio hedge

The balance sheet item “fair value changes of hedged items in a portfolio hedge” includes the fair value changes in the amount of € 344.8 million (as compared with € 321.4 million on December 31, 2008) related to loans allocated to macro hedge accounting, where such changes are attributable to interest rate changes. See Note (6) for further explanations.

(41)	Positive fair values of derivative financial instruments

Derivatives are classified as follows in accordance with the economic hedging relationships:

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Hedge accounting
Assets
Loans and advances to banks	4.2	26.7	-22.5
Loans and advances to customers	0.2	0.0	0.2
Financial investments	2.3	2.3	0.0
Liabilities
Liabilities to banks	22.9	29.9	-7.0
Liabilities to customers	103.1	31.9	71.2
Securitized liabilities	408.8	201.4	207.4
Subordinated liabilities	7.4	6.5	0.9

Hedge accounting, total	548.9	298.7	250.2

Instruments designated as at fair value
Assets
Loans and advances to banks	5.9	4.6	1.3
Financial investments	34.9	44.1	-9.2
Liabilities
Liabilities to banks	7.7	9.5	-1.8
Liabilities to customers	49.4	25.6	23.8
Securitized liabilities	1,899.7	2,223.4	-323.7
Subordinated liabilities	103.7	128.4	-24.7
Other liabilities	0.0	0.1	-0.1
Treasury Management	181.0	85.4	95.6

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	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Instruments designated as at fair value, total	2,282.3	2,521.1	-238.8

Other items
Assets
Loans and advances to banks	1.3	3.4	-2.1
Financial investments	3.4	8.2	-4.8
Liabilities
Liabilities to banks	0.0	2.2	-2.2
Securitized liabilities	36.5	60.7	-24.2

Total other items	41.2	74.5	-33.3

Total	2,872.4	2,894.3	-21.9

Derivatives used to hedge other items mainly result from hedging relationships that were ineffective pursuant to hedge accounting criteria as of the balance sheet date.

(42)	Financial investments

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	0.0
of other issuers	189.9	463.6	-273.7
Bonds
of public-sector issuers	896.5	401.1	495.4
of other issuers	26,731.9	26,560.9	171.0
Equity investments	118.8	105.1	13.7
Other financial investments	0.2	13.1	-12.9

Total	27,937.3	27,543.8	393.5

Bonds and other fixed-income securities can be classified as “eligible as collateral” or “not eligible as collateral”:

	Dec. 31, 2009 € million	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Dec. 31, 2008 € million

	eligible as collateral	not eligible as collateral	eligible as collateral	not eligible as collateral
Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	0.0	0.0
of other issuers	189.9	0.0	463.6	0.0
Bonds
of public-sector issuers	745.3	151.2	232.8	168.3
of other issuers	25,883.0	848.9	25,694.9	866.0

Total	26,818.2	1,000.1	26,391.3	1,034.3

All bonds and other fixed-income securities were negotiable and listed on the stock exchange in the amount of € 27,603.3 million (as compared with € 27,128.8 million on December 31, 2008).

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Financial investments are classified as follows:

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Assets at fair value through profit or loss	12,269.5	14,835.1	-2,565.6
Available for sale	11,551.5	7,387.9	4,163.6
Held to maturity	4,116.3	5,320.8	-1,204.5

Total	27,937.3	27,543.8	393.5

Non-current equity investments changed as follows:

	2009 € million	2008 € million

Historical cost as of Jan. 1	209.7	206.3

Additions	13.7	3.4
Disposals	0.1	0.0
Accumulated amortization/impairment	104.5	104.6
Amortization/impairment	0.0	-48.9

Carrying amount as of Dec. 31	118.8	105.1

Equity investments were carried at cost due to the absence of an active market or relevant measurement parameters in accordance with IAS 39.46 (c). No impairment losses were required to be recognized according to the impairment test performed as of December 31, 2009.

(43)	Investment property

The item “investment property” includes one property that is fully leased by the Bank to third parties. The expected useful life was set at 33 years.

There were no restrictions with respect to the relevant land and buildings that could impede disposal.

No impairment losses had to be recognized for investment property as no impairment was identified during the impairment test as required under IAS 36.

Investment property changed as follows:

	2009 € million	2008 € million

Cost as of Jan. 1	19.7	14.8

Additions	0.0	0.1
Disposals	0.0	0.0
Reclassifications	0.0	4.8
Accumulated depreciation	2.4	1.5
Depreciation	0.9	0.5

Carrying amount as of Dec. 31	17.3	18.2

In the previous year, one administrative building was reclassified in the amount of € 4.8 million from “non-current assets held for sale” to “investment property” since the planned sale of the building did not materialize.

The fair value of the property amounted to approx. € 18.3 million (as compared with approx. € 18.5 million on December 31, 2008). The fair value was determined taking into account a valuation opinion prepared by an independent appraiser.

Other operating income included rental income of € 0.9 million (as compared with € 0.9 million on December 31, 2008). Expenditures directly attributable to the property amounted to € 174.3 thousand (as compared with € 233.1 thousand on December 31, 2008) and are reported in “other operating expenses.”

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(44)	Property and equipment

Land and buildings include the owner-occupied office building at Hochstrasse 2, Frankfurt/Main, Germany. In addition, the Bank owns housing for employees that is not classified as investment property in accordance with IAS 40.9 (c), but is subject to the requirements of IAS 16.

Property and equipment changed as follows:

	Land and buildings		Operating and office equipment		Total

	2009 € million	2008 € million	2009 € million	2008 € million	2009 € million	2008 € million

Cost as of Jan. 1	24.0	24.0	13.2	12.1	37.2	36.1
Additions	0.0	0.0	1.9	1.4	1.9	1.4
Disposals	0.0	0.0	3.6	0.3	3.6	0.3
Reclassifications	0.0	0.0	0.0	0.0	0.0	0.0
Accumulated depreciation	0.2	0.2	9.8	11.9	10.0	12.1
Depreciation	0.0	0.0	1.4	0.9	1.4	0.9

Carrying amount as of Dec. 31	23.8	23.8	1.7	1.3	25.5	25.1

As in the prior year, the impairment test related to the land, which was based on the standard land values for 2009, did not result in any impairment losses to be recognized.

(45)	Intangible assets

Intangible assets comprise purchased and internally generated software.

There was no impairment in accordance with IAS 36 that would have had to be recognized as a write-down in administrative expenses.

Intangible assets changed as follows:

	Acquired software		Internally generated software		Total

	2009 € million	2008 € million	2009 € million	2008 € million	2009 € million	2008 € million

Cost as of Jan. 1	1.2	1.1	10.2	7.3	11.4	8.4
Additions	0.4	0.1	2.2	2.9	2.6	3.0
Disposals	0.1	0.0	0.0	0.0	0.1	0.0
Accumulated depreciation	1.2	1.0	9.4	6.2	10.6	7.2
Depreciation	0.4	0.3	3.1	2.5	3.5	2.8

Carrying amount as of Dec. 31	0.3	0.2	3.0	4.0	3.3	4.2

(46)	Current tax assets

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Tax refund claims	0.7	3.6	-2.9
Tax assets	0.3	0.3	0.0

Total	1.0	3.9	-2.9

Tax refund claims against the tax authorities resulted from transactions which were subject to withholding tax on investment income. In addition, current income tax assets resulted from offsetting the tax-related prepayments with the taxes owed as reported in the tax assessment notice.

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(47)	Deferred tax assets

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Deferred tax assets	2.3	1.1	1.2

Total	2.3	1.1	1.2

The Group’s consolidated subsidiaries are subject to taxes. The Bank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz GewStG). The calculation of deferred taxes was generally based on a corporate income tax rate (including solidarity surcharge) of 15.8% (as compared with 15.8% on December 31, 2008) and a uniform municipal trade tax rate of 16% (as compared with 16% on December 31, 2008).

Deferred tax assets were calculated on the basis of temporary differences between the IFRS balance sheet and the tax accounts as well as from existing loss carryforwards in the Group.

December 31, 2009

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Tax loss carryforwards	2.2	1.1	1.1
Temporary differences	0.1	0.0	0.1

Total	2.3	1.1	1.2

December 31, 2008

	Dec. 31, 2008 € million	Dec. 31, 2007 € million	Change in € million

Tax loss carryforwards	1.1	1.4	-0.3
Temporary differences	0.0	0.1	-0.1

Total	1.1	1.5	-0.4

A deferred tax asset of € 68 thousand (as compared with € 26 thousand on December 31, 2008) was recognized for the difference between the tax accounts and the IFRS balance sheet in the amount of € 0.2 million (as compared with € 0.1 million on December 31, 2008), which mainly resulted from the different treatment of pension provisions.

According to the most recent tax assessments for the Group as of December 31, 2008, DSV had tax loss carryforwards of € 50.2 million (as compared with € 51.6 million on December 31, 2006), € 26.1 million (as compared with € 26.8 million on December 31, 2006) of which related to corporation tax and € 24.1 million (as compared with € 24.8 million on December 31, 2006) to municipal trade tax. The loss carryforwards at DSV mainly resulted from impairment losses recognized in prior fiscal years.

LRB had tax loss carryforwards of € 72.5 million (as compared with € 64.8 million on December 31, 2006), € 62.4 million (as compared with € 51.4 million on December 31, 2006) of which related to corporation tax and € 10.1 million (as compared with € 13.4 million on December 31, 2006) to municipal trade tax. The loss carryforwards of LRB primarily refer to the amortization of equity investments up until fiscal year 1999.

In the year under review, the tax assessment notices for both 2007 and 2008 were received. The comparative data are based on the tax assessment notices as of December 31, 2006.

Deferred taxes on tax loss carryforwards were calculated at DSV on the basis of a planning horizon of 20 years (starting January 1, 2006) for the discharge of the company’s pension obligations and the average earnings in recent years.

The planning horizon of LRB as an active company was set at five years due to the lack of visibility of its income, which is mainly generated from dividend payments. Based on the assumption of a breakeven result in the future, no deferred taxes were recognized on corporation tax or municipal trade tax.

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December 31, 2009

Deferred tax assets	Dec. 31, 2008 € million	Utilisation	Additions	Dec. 31, 2009 € million

DSV
Corporation tax	0.5	0.0	0.6	1.1
Municipal trade tax	0.6	0.0	0.6	1.2
Total DSV	1.1	0.0	1.2	2.3
LRB
Municipal trade tax	0.0	0.0	0.0	0.0
Total LRB	0.0	0.0	0.0	0.0

Group total	1.1	0.0	1.2	2.3

December 31, 2008

Deferred tax assets	Dec. 31, 2007 € million	Utilisation	Additions	Dec. 31, 2008 € million

DSV
Corporation tax	0.5	0.0	0.0	0.5
Municipal trade tax	0.6	0.0	0.0	0.6
Total DSV	1.1	0.0	0.0	1.1
LRB
Municipal trade tax	0.3	0.3	0.0	0.0
Total LRB	0.3	0.3	0.0	0.0

Group total	1.4	0.3	0.0	1.1

(48)	Other assets

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Cash collateral from collateral management	86.4	0.0	86.4
Prepaid expenses	1.2	1.2	0.0
Other	0.8	0.7	0.1

Total	88.4	1.9	86.5

In 2009, cash collateral from collateral management was reported for the first time in other assets. In the previous year, cash collateral was reported in loans and advances to banks/customers. Prepaid expenses mainly related to payments of salaries and pensions.

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(49)	Liabilities to banks

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Payable on demand	0.0	1,653.9	-1,653.9
Time deposits	965.0	4,284.4	-3,319.4
Open market transactions	0.0	1,000.1	-1,000.1
Registered bonds and
promissory note loans	1,676.6	2,746.1	-1,069.5
Global loans	1,018.4	812.9	205.5

Total	3,660.0	10,497.4	-6,837.4

(50)	Liabilities to customers

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Payable on demand	64.5	141.1	-76.6
Time deposits	9.2	345.2	-336.0
Registered bonds and promissory note loans	5,605.7	3,680.5	1,925.2
Loan agreements	59.7	64.3	-4.6
Other	45.7	44.9	0.8

Total	5,784.8	4,276.0	1,508.8

(51)	Securitized liabilities

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Medium-term notes	40,152.5	39,912.1	240.4
Global bonds	9,886.2	11,503.3	-1,617.1
Euro commercial paper	10,163.8	12,738.8	-2,575.0
Bearer bonds	56.9	1,081.1	-1,024.2
Rentenbank bonds	3.8	1,354.0	-1,350.2

Total	60,263.2	66,589.3	-6,326.1

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(52)	Negative fair values of derivative financial instruments

Derivatives are classified as follows in accordance with the economic hedging relationships:

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Hedge accounting
Assets
Loans and advances to banks	1,191.2	828.5	362.7
Loans and advances to customers	33.0	9.9	23.1
Financial investments	570.4	351.8	218.6
Liabilities
Liabilities to banks	0.1	1.3	-1.2
Liabilities to customers	1.0	0.2	0.8
Securitized liabilities	19.3	0.6	18.7

Hedge accounting, total	1,815.0	1,192.3	622.7

Instruments designated as at fair value
Assets
Loans and advances to banks	22.8	15.1	7.7
Financial investments	133.8	106.2	27.6
Liabilities
Liabilities to banks	68.3	66.0	2.3
Liabilities to customers	45.2	12.9	32.3
Securitized liabilities	2,135.5	3,229.9	-1,094.4
Subordinated liabilities	-7.9	33.0	-40.9

Treasury Management	36.2	603.6	-567.4

Instruments designated as at fair value, total	2,433.9	4,066.7	-1,632.8

Other items
Assets
Loans and advances to banks	71.6	13.9	57.7
Loans and advances to customers	0.7	0.5	0.2
Financial investments	41.7	18.2	23.5
Liabilities
Securitized liabilities	0.0	13.1	-13.1
Total other items	114.0	45.7	68.3

Total	4,362.9	5,304.7	-941.8

Derivatives used to hedge other items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

Loans and advances to banks included in “total other items” comprise embedded derivatives (call rights from liquidity assistance loans) at a negative fair value of € 0.7 million (as compared with € 0.4 million on December 31, 2008).

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(53)	Provisions

	Dec. 31, 2008 € million	Utilization € million	Reversals € million	Additions € million	Dec. 31, 2009 € million

Pension provisions	87.6	5.6	0.0	7.4	89.4
Other provisions	14.0	7.9	0.2	7.2	13.1

Total	101.6	13.5	0.2	14.6	102.5

a)	Provisions for pensions and similar obligations

The changes in pension provisions and the amounts recognized in the consolidated statement of comprehensive income are shown in the following table:

	2009 € million	2008 € million	Change in € million

Present value of pension obligations as of January 1	87.9	86.7	1.2
Less unrecognized actuarial gains (-)/losses (+)	0.3	-0.8	1.1
Balance of provisions as of January 1	87.6	87.5	0.1
Current service cost	1.5	1.4	0.1
Interest cost	5.9	4.2	1.7
Additions to pension provisions	7.4	5.6	1.8
Pension benefits paid	-5.6	-5.5	-0.1
Balance of provisions as of December 31	89.4	87.6	1.8
Plus unrecognized actuarial gains (-)/losses (+)	-1.5	0.3	-1.8
Present value of pension obligations as of December 31	87.9	87.9	0.0

The difference between the present value of pension obligations of € 87.9 million and the provision reported in the balance sheet of € 89.4 million resulted from the application of the corridor approach set out in IAS 19.92 et seq. Pursuant to this approach, gains and losses resulting from changes in measurement bases and parameters (so-called actuarial gains/losses) are recognized pro rata temporis only when such gains or losses exceed 10% of the actual pension obligation. Actuarial gains or losses within the 10% corridor are not taken into account. Unrecognized actuarial gains as of December 31, 2009, amounted to € 1.5 million.

The additions to pension provisions were reported in full under administrative expenses.

Pension obligations were calculated on the basis of the following actuarial assumptions:

	Dec. 31, 2009	Dec. 31, 2008

Discount rate	5.2%	5.6%
Future salary increases
Increase based on collective wage agreements	2.5%	3.0%
Career trend until the age of 45	1.0%	0.5%
Future pension increases	1.0% – 2.5%	1.0% – 3.0%
Rate of inflation	2.5%	2.0%
Staff turnover rate	2.0%	2.0%

The Group maintains various pension plans. The differences in the pension increase rates are due to the fact that different rates of increase apply to the various pension plans.

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The present value of pension obligations changed as follows :

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Dec. 31, 2007 € million	Dec. 31, 2006 € million

Present value of pension obligations	87.9	87.9	86.7	95.5
Experience adjustments of pension obligations	-1.8	1.1	-9.5	8.2

Experience adjustments of pension obligations is defined as the difference between the actual pension obligation and the expected pension obligation as determined on the basis of the measurement parameters of the previous reporting date. Therefore, the experience adjustment corresponds to the change in actuarial gains/losses.

b)	Other provisions

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Administration of former equity investments	10.2	11.0	-0.8
Other provisions	2.9	3.0	-0.1

Total	13.1	14.0	-0.9

Provisions for the administration of former equity investments were mainly recognized for outstanding pension obligations. Other provisions primarily included provisions for potential payments for service anniversaries or early retirement.

(54)	Subordinated liabilities

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Medium-term notes	899.4	955.2	-55.8
Loan agreements	164.8	201.8	-37.0
Promissory note loans	57.7	57.7	0.0

Total	1,121.9	1,214.7	-92.8

The subordinated liabilities are structured as promissory note loans, loan agreements and bearer securities issued in the form of global certificates. The net expense for subordinated liabilities in the amount of € 1,122 million (as compared with € 1,215 million on December 31, 2008) after collateralization totals € 19 million (as compared with € 42 million on December 31, 2008). Of the total carrying amount of the subordinated liabilities, 14.3% and 10.1% are attributable to two bonds in the amount of € 174 million and € 99.4 million, respectively in each case after collateralization. The bonds mature on April 21, 2036 and June 9, 2010, respectively. The related expense rates before collateralization were 2.8% and 2.4%, respectively. The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act and do not provide for early repayment or conversion.

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(55)	Other liabilities

Other liabilities consisted of the following:

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Cash collateral from collateral management	262.9	0.0	262.9
Collateral	0.0	28.1	-28.1
Deferred income	33.2	14.9	18.3
Discounted promotional contribution	10.7	6.6	4.1
Accruals in accordance with IAS 37	6.0	6.7	-0.7
Other liabilities	3.6	4.5	-0.9

Total	316.4	60.8	255.6

In 2009, cash collateral from collateral management was reported for the first time in other liabilities. In the previous year, cash collateral was reported in liabilities to banks/customers.

The German federal states (Bundeslaender) grant interest subsidies within the framework of investment support programs, which the Bank passes on to the agricultural sector under its promotional loans. The deferred income item included the prepayments of these interest subsidies.

Accruals in accordance with IAS 37 mainly included obligations from single salary payments.

Discounted promotional contributions related to the interest subsidies and lump-sum administrative costs for committed, but not yet disbursed, special loans.

Miscellaneous liabilities primarily include liabilities to the tax authorities amounting to € 2.0 million (as compared with € 1.2 million on December 31, 2008).

(56)	Equity

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Subscribed capital	135.0	135.0	0.0
Retained earnings
Principal reserve	564.6	409.9	154.7
Guarantee reserve	188.3	309.3	-121.0
Other retained earnings	1,510.5	1,632.4	-121.9
Total retained earnings	2,263.4	2,351.6	-88.2
Revaluation reserve	-173.6	-440.9	267.3
Group’s net profit	11.3	10.8	0.5

Total	2,236.1	2,056.5	179.6

The principal reserve and the guarantee reserve are recognized in the Bank’s single-entity financial statements and transferred to the consolidated financial statements. The remaining net income for the year is transferred to other retained earnings, taking into account the Group’s distributable net profit.

The changes in the revaluation reserve in a total amount of € 267.3 million include € 100.3 million for the amortization of the securities reclassified to the “held to maturity” category in 2008.

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(57)	Contingent liabilities and other commitments

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Contingent liabilities
Liabilities from guarantees and indemnity agreements	119.1	117.6	1.5
Other commitments
Irrevocable loan commitments	801.5	1,080.3	-278.8

Total	920.6	1,197.9	-277.3

Contingent liabilities included default guarantees for capital market loans subject to interest subsidies in the amount of € 3.8 million (as compared with € 4.3 million on December 31, 2008) as well as a back-to-back guarantee amounting to € 110 million (as compared with € 110 million on December 31, 2008) from the German government. There are back-to-back guarantees granted by the government for the capital market loans subject to interest subsidies that fully collateralize the default guarantees. The remaining contingent liabilities represent guarantees and indemnities based on the Bank’s mandate to promote agriculture. These liabilities were assumed from a public-sector institution; hence no financial effects are expected for the Bank.

Other commitments included irrevocable loan commitments from the lending business.

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Notes to financial instruments

(58)	Financial instruments by measurement categories

	Full fair value		Hedge fair value		Amortized cost

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Dec. 31, 2009 € million	Dec. 31, 2008 € million

Assets
Held for trading
Positive fair values of derivative financial instruments	2,323.5	2,595.6	548.9	298.7
Designated as at fair value
Loans and advances to banks	18,112.0	26,176.7
Loans and advances to customers	13.4	4,472.9
Financial investments	12,269.5	14,835.2
Loans and receivables
Balances with central banks					102.1	28.0
Loans and advances to banks			23,948.9	22,357.4	4,124.3	4,572.6
Loans and advances to customers			533.0	228.9	66.5	1,772.0
Available for sale
Financial investments	872.6	610.5	10,560.1	6,659.1	118.8	118.2
Held to maturity
Financial investments					4,116.3	5,320.8

Total assets	33,591.0	48,690.9	35,590.9	29,544.1	8,528.0	11,811.6

Liabilities
Held for trading
Negative fair values of derivative financial instruments	2,547.9	4,112.4	1,815.0	1,192.3
Designated as at fair value
Liabilities to banks	2,209.4	7,779.6
Liabilities to customers	827.0	713.5
Securitized liabilities	48,539.2	53,669.0
Subordinated liabilities	1,064.2	1,132.2
Other liabilities
Liabilities to banks			599.0	1,048.5	851.6	1,669.3
Liabilities to customers			2,588.6	797.4	2,369.2	2,765.1
Securitized liabilities			9,899.1	7,649.0	1,824.9	5,271.3
Subordinated liabilities			57.7	57.7	0.0	24.8

Total liabilities	55,187.7	67,406.7	14,959.4	10,744.9	5,045.7	9,730.5

The “hedge fair value” column for the category “loans and receivables” includes, with respect to loans and advances to banks and to customers, the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge.” Securities of the “available for sale” category and derivatives that were allocated to hedge accounting and whose fair value changes were recognized in the result from hedge accounting were included in the “hedge fair value” column, irrespective of their measurement at full fair value.

The difference between the carrying amounts and the contractually agreed repayment for liabilities designated as at fair value amounted to € 392.5 million (as compared with € -514.6 million on December 31, 2008). This amount resulted from measurement at fair value and from differences between the cost and the repayment amount, particularly for zero coupon bonds.

The amount of the maximum credit risk exposure (carrying amount) for loans and advances to banks and customers of the category “designated as at fair value” totaled € 18,125.4 million (as compared with € 30,649.6 million on December 31, 2008).

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(59)	Result by measurement categories

The earnings contributions can be broken down by measurement category as follows:

	Interest income/amortization		Interest expense/amortization		Provision for loan losses/promotional contribution		Subtotal (interest)

	2009	2008	2009	2008	2009	2008	2009	2008

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	1,283.8	456.7	848.2	896.2	0.0	0.0	435.6	-439.5
Designated as at fair value	849.0	2,446.6	1,904.3	2,617.2	6.2	39.1	-1,061.5	-209.7
Loans and receivables	1,141.3	1,143.0	0.5	1.7	34.2	19.1	1,106.6	1,122.2
Available for sale	476.8	360.4	4.0	0.4	0.0	0.0	472.8	360.0
Held to maturity	97.4	270.5	0.2	0.2	0.0	0.0	97.2	270.3
Other liabilities	6.2	0.8	716.3	811.7	0.0	0.0	-710.1	-810.9
No financial instruments	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.1

Total	3,854.5	4,678.1	3,473.5	4,327.4	40.4	58.2	340.6	292.5

	Subtotal (interest)		Fee and commission income		Fee and commission expenses		Subtotal (interest and fees and commissions)

	2009	2008	2009	2008	2009	2008	2009	2008

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	435.6	-439.5	0.0	0.0	0.0	0.0	435.6	-439.5
Designated as at fair value	-1,061.5	-209.7	0.5	0.1	1.2	1.3	-1,062.2	-210.9
Loans and receivables	1,106.6	1,122.2	2.4	0.1	0.0	0.0	1,109.0	1,122.3
Available for sale	472.8	360.0	0.0	0.0	0.8	0.5	472.0	359.5
Held to maturity	97.2	270.3	0.0	0.0	0.3	0.4	96.9	269.9
Other liabilities	-710.1	-810.9	0.0	0.0	0.0	0.0	-710.1	-810.9
No financial instruments	0.0	0.1	1.4	1.1	0.0	0.0	1.4	1.2

Total	340.6	292.5	4.3	1.3	2.3	2.2	342.6	291.6

	Subtotal (interest and fees and commissions)		Result from fair value measurement and from hedge accounting		Other		Total

	2009	2008	2009	2008	2009	2008	2009	2008

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	435.6	-439.5	-1,196.7	1,462.9	0.0	0.0	-761.1	1,023.4
Designated as at fair value	-1,062.2	-210.9	755.4	-1,938.4	0.0	0.0	-306.8	-2,149.3
Loans and receivables	1,109.0	1,122.3	101.5	892.0	0.0	0.0	1,210.5	2,014.3
Available for sale	472.0	359.5	108.8	290.3	0.0	-48.4	580.8	601.4
Held to maturity	96.9	269.9	0.0	0.0	0.0	0.0	96.9	269.9
Other liabilities	-710.1	-810.9	-138.7	-445.1	0.0	0.0	-848.8	-1,256.0
No financial instruments	1.4	1.2	0.0	0.0	-49.8	-41.5	-48.4	-40.3

Total	342.6	291.6	-369.7	261.7	-49.8	-89.9	-76.9	463.4

All results to be recognized in the income statement were presented for the financial instruments by category; these mainly included results from interest, fees, and commissions as well as from the measurement at fair value and from hedge accounting. As far as existing hedging relationships are concerned, the results from fair value measurement and from hedge accounting of hedging instruments were reported under the category “held for trading” and the results of hedged items under the categories “loans and receivables” or “other liabilities.” Income and expenses not generated from financial instruments were reported in the line item “no financial instruments.” Personnel expenses, administrative expenses, depreciation and write-downs of operating and office equipment, taxes, and other operating expenses and income are shown in the “other” column.

(60)	Fair value measurement hierarchy

IFRS 7 defines a fair value measurement hierarchy which is based on whether the inputs of the valuation models are observable or not. Market data from independent sources are considered observable market data. Unobservable inputs are based on Group-internal assumptions. This results in the following hierarchy of measurement methods:

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•	Level 1: quoted prices in active markets for identical instruments

•	Level 2: prices quoted for a similar asset or a similar liability or determined using valuation techniques based on observable market data

•	Level 3: prices determined using valuation techniques where material inputs are not based on observable market data

Dec. 31, 2009	Level 1 € million	Level 2 € million	Level 3 € million	Total € million

Loans and advances to banks	0.0	18,112.0	0.0	18,112.0
Loans and advances to customers	0.0	13.4	0.0	13.4
Positive fair values of derivative financial instruments	0.0	2,872.4	0.0	2,872.4
Financial investments	22,256.6	1,445.6	0.0	23,702.2

Total assets	22,256.6	22,443.4	0.0	44,700.0
Liabilities to banks	0.0	2,209.4	0.0	2,209.4
Liabilities to customers	0.0	827.0	0.0	827.0
Securitized liabilities	36,171.0	12,368.2	0.0	48,539.2
Negative fair values of derivative financial instruments	0.0	4,362.9	0.0	4,362.9
Subordinated liabilities	0.0	1,064.2	0.0	1,064.2

Total liabilities	36,171.0	20,831.7	0.0	57,002.7

Due to the extension of the market data basis, securitized liabilities in an amount of € 31.7 billion were transferred to Level 1 in 2009. In accordance with the transitional provisions of IFRS 7.44G, we elected not to provide comparative information.

(61)	Additional disclosures on the fair value of financial instruments

The following table shows the fair values of all financial instruments that are not recognized at fair value in the balance sheet and their respective carrying amounts.

	Dec. 31, 2009			Dec. 31, 2008

	Fair value € million	Carrying amount € million	Difference € million	Fair value € million	Carrying amount € million	Difference € million

Assets
Cash and balances with central banks	102.1	102.1	0.0	28.0	28.0	0.0
Loans and advances to banks	28,333.7	28,073.2	260.5	26,852.4	26,930.0	-77.6
Loans and advances to customers	595.7	599.5	-3.8	2,001.5	2,000.9	0.6
Financial investments	4,160.2	4,116.3	43.9	5,242.1	5,320.8	-78.7

Total assets	33,191.7	32,891.1	300.6	34,124.0	34,279.7	-155.7

Liabilities
Liabilities to banks	1,486.4	1,450.6	35.8	2,743.8	2,717.7	26.1
Liabilities to customers	5,063.9	4,957.8	106.1	3,616.7	3,562.5	54.2
Securitized liabilities	11,755.2	11,724.0	31.2	12,908.3	12,920.4	-12.1
Subordinated liabilities	56.1	57.7	-1.6	79.8	82.5	-2.7

Total liabilities	18,361.6	18,190.1	171.5	19,348.6	19,283.1	65.5

Loans and advances to banks and to customers include the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge.” The fair value of equity investments accounted for at cost could not be reliably determined.

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(62)	Derivatives

Presentation of volumes for 2009

	Notional amounts	Fair values positive	Fair values negative
	Dec. 31, 2009 € million	Dec. 31, 2009 € million	Dec. 31, 2009 € million

Interest rate risks
Interest rate swaps	66,537	1,324	2,104
– thereof termination and conversion rights embedded in swaps	799	9	73
Swaptions
– purchases	0	0	0
– sales	647	0	39
Other forward interest rate contracts	447	8	0
Total exposure to interest rate risks	67,631	1,332	2,143
Currency risks
Cross-currency interest rate swaps	41,031	1,357	2,181
– thereof currency options embedded in swaps	187	11	8
– thereof termination rights embedded in swaps	83	0	5
Currency swaps	8,951	181	35
Total exposure to currency risks	49,982	1,538	2,216
Share price risk and other price risks
Share index swaps	131	2	4
– thereof stock options embedded in swaps	131	2	4
Total exposure to share price risk and other price risks	131	2	4
Interest rate, currency, share price and other price risks	117,744	2,872	4,363

Presentation of volumes for 2008

	Notional amounts	Fair values positive	Fair values negative
	Dec. 31, 2008 € million	Dec. 31, 2008 € million	Dec. 31, 2008 € million

Interest rate risks
Interest rate swaps	68,611	1,330	1,370
– thereof termination and conversion rights embedded in swaps	689	25	14
Swaptions
– purchases	0	0	0
– sales	399	0	8
Other forward interest rate contracts	9	9	0

Total exposure to interest rate risks	69,019	1,339	1,378
Currency risks
Cross-currency interest rate swaps	41,455	1,472	3,371
– thereof currency options embedded in swaps	205	13	10
– thereof termination rights embedded in swaps	87	0	7
Currency swaps	10,091	81	552
Total exposure to currency risks	51,546	1,553	3,923
Share price risk and other price risks
Share index swaps	101	2	4
– thereof stock options embedded in swaps	101	2	4
Total exposure to share price risk and other price risks	101	2	4

Interest rate, currency, share price and other price risks	120,666	2,894	5,305

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Structure of counterparties for 2009

	Notional amounts	Fair values positive	Fair values negative
	Dec. 31, 2009 € million	Dec. 31, 2009 € million	Dec. 31, 2009 € million

Banks in the EU/OECD countries	100,566	2,198	3,658
Other counterparties in the EU/OECD countries	17,178	674	705

Total	117,744	2,872	4,363

Structure of counterparties for 2008

	Notional amounts	Fair values positive	Fair values negative
	Dec. 31, 2008 € million	Dec. 31, 2008 € million	Dec. 31, 2008 € million

Banks in the EU/OECD countries	111,005	2,466	4,918
Other counterparties in the EU/OECD countries	9,661	428	387

Total	120,666	2,894	5,305

(63)	Liquidity analysis

Assets	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Loans and advances to banks
up to 3 months	5,189	8,032	-2,843
more than 3 months to 1 year	5,601	9,394	-3,793
more than 1 year to 5 years	16,286	17,423	-1,137
more than 5 years	18,612	17,801	811
Loans and advances to customers
up to 3 months	14	6,231	-6,217
more than 3 months to 1 year	63	22	41
more than 1 year to 5 years	334	212	122
more than 5 years	169	3	166
Positive fair values of derivative financial instruments
up to 3 months	696	55	641
more than 3 months to 1 year	80	43	37
more than 1 year to 5 years	337	570	-233
more than 5 years	139	100	39
Financial investments
up to 3 months	2,729	3,154	-425
more than 3 months to 1 year	4,242	3,300	942
more than 1 year to 5 years	13,751	15,228	-1,477
more than 5 years or unspecified maturity	7,093	6,229	864
Irrevocable loan commitments
up to 3 months	0	569	-569
more than 3 months to 1 year	748	454	294
more than 1 year to 5 years	54	60	-6
more than 5 years or unspecified maturity	0	207	-207

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Liabilities	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Liabilities to banks
up to 3 months	1,178	7,057	-5,879
more than 3 months to 1 year	434	791	-357
more than 1 year to 5 years	947	961	-14
more than 5 years	1,117	1,669	-552
Liabilities to customers
up to 3 months	120	535	-415
more than 3 months to 1 year	247	294	-47
more than 1 year to 5 years	1,829	1,709	120
more than 5 years	3,960	1,879	2,081
Securitized liabilities
up to 3 months	13,033	14,153	-1,120
more than 3 months to 1 year	7,147	10,627	-3,480
more than 1 year to 5 years	27,240	29,598	-2,358
more than 5 years	12,613	11,375	1,238
Negative fair values of derivative financial instruments
up to 3 months	570	493	77
more than 3 months to 1 year	439	869	-430
more than 1 year to 5 years	1,521	2,894	-1,373
more than 5 years	387	633	-246
Subordinated liabilities
up to 3 months	3	27	-24
more than 3 months to 1 year	328	14	314
more than 1 year to 5 years	103	436	-333
more than 5 years	696	719	-23

The amounts stated in the liquidity analysis represent the contractually agreed cash flows, which differ from the carrying amounts reported in the balance sheet.

The cash flows from positive and negative fair values of derivative financial instruments have been allocated to the appropriate side of the balance sheet depending on their fair value. Accordingly, negative cash inflows may have a positive fair value and vice versa.

(64)	Maturity analysis

Assets	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Loans and advances to banks
up to 12 months	10,862.8	18,152.7	-7,289.9
more than 12 months	35,322.4	34,954.0	368.4
Loans and advances to customers
up to 12 months	271.5	6,248.5	-5,977.0
more than 12 months	341.4	225.3	116.1
Positive fair values of derivative financial instruments
up to 12 months	1,100.2	581.2	519.0
more than 12 months	1,772.2	2,313.1	-540.9
Financial investments
up to 12 months	7,107.7	6,556.4	551.3
more than 12 months	20,829.6	20,987.4	-157.8

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Liabilities	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Liabilities to banks
up to 12 months	1,614.1	7,927.7	-6,313.6
more than 12 months	2,045.9	2,569.7	-523.8
Liabilities to customers
up to 12 months	422.9	828.0	-405.1
more than 12 months	5,361.9	3,448.0	1,913.9
Securitized liabilities
up to 12 months	20,410.4	25,069.3	-4,658.9
more than 12 months	39,852.8	41,520.0	-1,667.2
Negative fair values of derivative financial instruments
up to 12 months	1,309.7	1,477.5	-167.8
more than 12 months	3,053.2	3,827.2	-774.0
Subordinated liabilities
up to 12 months	336.3	41.4	294.9
more than 12 months	785.6	1,173.3	-387.7

The maturity analysis includes the carrying amounts of all financial instruments, which are presented in groups by maturity (“up to 12 months” and “more than 12 months”). Transactions with an unspecified maturity were assumed to have a maturity of less than 12 months. Loans and advances to banks and to customers include the corresponding portions from the balance sheet item “fair value changes of hedged items in a portfolio hedge.”

Cash collateral from collateral management reported under other assets or other liabilities in the amount of € 86.4 million and € 262.9 million, respectively, had a maturity of up to twelve months. The other assets are not reflected as a result of their lack of materiality.

The liability items included financial instruments and the immaterial other liability items as well as the pension provisions, of which € 5.7 million (as compared with € 5.8 million on December 31, 2008) have a maturity of up to 12 months and € 83.7 million (as compared with € 81.8 million on December 31, 2008) have a maturity of more than 12 months.

Other disclosures

(65)	Capital management

The investment of capital is decided by the Board of Managing Directors after the preparation of the financial statements, upon proposal by the Liquidity Committee. The decision takes into account the forecasted interest trend as well as maturity structures. Further information on capital management is included in the following Notes.

(66)	Regulatory capital

The Group’s regulatory capital was determined pursuant to the provisions of Sections 10 and 10a of the German Banking Act.

The calculation of the amount of the Group’s own funds was made in accordance with Section 64h (4) of the German Banking Act based on the separate financial statements of the Group companies. Own funds comprise liable capital – consisting of core capital (Tier 1) and supplementary capital (Tier 2) – plus Tier 3 capital.

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The composition of the Group’s consolidated own funds as of December 31, 2009 on the basis of the HGB values is shown in the following table:

	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Change in € million

Analysis of own funds
Subscribed capital	176	176	0
Disclosed reserves	748	715	33
Fund for general banking risks	1,043	1,013	30
Intangible assets	-1	-1	0
Loss carryforward	-12	-13	1

Tier 1 capital	1,954	1,890	64

Subordinated liabilities	913	945	-32
Other components	173	97	76

Tier 2 capital	1,086	1,042	44

Liable capital	3,040	2,932	108

Tier 3 capital	0	8	-8
thereof Tier 3 capital utilized	0	1	-1

Total own funds	3,040	2,933	107

Subscribed capital of € 176 million (as compared with € 176 million on December 31, 2008) consists of basic capital in the amount of € 135 million, which was provided by the agricultural and forestry sector of the Federal Republic of Germany between 1949 and 1958. An amount of € 719 million (as compared with € 687 million on December 31, 2008) of disclosed reserves totaling € 748 million (as compared with € 715 million on December 31, 2008) is attributable to the principal and guarantee reserves.

As of December 31, 2009, the subordinated liabilities amounted to € 1,102 million (as compared with € 1,166 million on December 31, 2008) on the basis of the values according to the German Commercial Code. The associated interest rates amounted to up to 5.5% for maturities until April 21, 2036. Of the subordinated liabilities with longer terms to maturity, an amount of € 913 million (as compared with € 953 million on December 31, 2008) met the requirements for inclusion as liable capital pursuant to Section 10 (5a) of the German Banking Act. The capping limit (50% of core capital) was not broken. Accordingly, an amount of € 913 million (as compared with € 945 million in 2008) are incorporated as liable capital.

The loss carryforwards as reported under HGB are attributable to the subsidiary DSV and result from impairment losses in previous years.

In accordance with the German Solvency Regulation (Solvabilitaetsverordnung, SolvV), the core capital ratio (core capital/risk-weighted assets) may not be less than 4% and the capital ratio (liable capital/risk-weighted assets) as well as the total capital ratio (eligible own funds/total of risk-weighted assets and 12.5-times the capital charge for market risk positions) may not be less than 8%.

	Dec. 31, 2009 € million	Dec. 31, 2008 € million

Risk-weighted assets	12,157	14,859
Capital requirements
Credit risk	972	1,189
Market risk	1	1
Operational risk	46	27

The following ratios were calculated on Group level as of the reporting date:

	Dec. 31, 2009%	Dec. 31, 2008%

Tier 1 ratio pursuant to SolvV	15.3	12.4
Total capital ratio pursuant to SolvV	23.9	19.3

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The Bank’s ratios differ only marginally from the Group’s ratios. The Bank fulfilled the regulatory capital requirements at all times in the year under review.

(67)	Capital adequacy

Capital requirements for credit risks and for equity investments

As described in the overall banking strategy and the risk-bearing capacity concept (see Management Report), the risk cover is sufficient to cover current and future risks.

The Credit Risk Standardized Approach (CRSA) was used for all exposure classes to determine the regulatory capital requirements for credit risks.

Specific risk weightings, as prescribed by the German regulatory authority, apply for capital requirements for credit risk. The risk weight for the exposure classes “Central governments” and “Corporates” depends on the external rating, while the risk weight of the “Institutions” class depends on the external rating of the country of domicile.

The following table shows the capital requirements from the credit risk under CRSA by exposure class as of December 31, 2009:

€ million

Institutions	874
Corporates	22
Equity investment	14
Covered bonds issued by financial institutions	60
Other items	2

Capital requirements for credit risks	972

Capital requirements for market risks

In order to determine the capital requirements for foreign currency risks, we calculate the total currency exposure, which amounted to € 1 million as of December 31, 2009 (as compared to € 1 million on December 31, 2008), based on the standardized approach.

There were no commodity, trading book or other market risk exposures. The Bank did not use its own risk models.

Capital requirements for operational risks

In the year under review, the exposure to operational risks was determined for regulatory purposes using the basic indicator approach. Capital requirements for operational risk amounted to € 46 million as of December 31, 2009 (as compared with € 27 million on December 31, 2008).

(68)	Exposure amounts with risk weights prescribed by regulatory authorities

In the context of the determination of the capital requirements for credit risk exposures under CRSA, the Bank only uses external ratings by Moody’s Investors Service in the exposure classes “Corporates,” “Institutions” and “Central governments.”

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The following overview shows the amount of the credit risk exposures before and after collateral of the regulatory risk weights applicable under CRSA as of December 31, 2009:

	Total of amounts receivable outstanding

Risk weight in %	before credit risk mitigation € million	after credit risk mitigation € million

0	6,624	12,532
10	7,409	7,409
20	60,759	54,984
50	209	142
100	507	441

CRSA, total	75,508	75,508

Due to substitution effects, exposure amounts with originally higher risk weights are reported in exposures with a risk weight of 0%. Therefore, the sum total of the exposure amounts does not change.

(69)	Credit risk mitigation techniques

Only warranties, especially guarantees and indemnities, as well as financial collateral under the Simple Method are used by the Bank to reduce the capital charge within the scope of the Solvability Regulation. Only European countries, the German federal government, the German federal states and local authorities are recognized as eligible providers of credit protection.

Under the CRSA, the following collaterals were used as of December 31, 2009:

Portfolio € million	Financial collateral	Guarantees and credit derivatives

Central governments	—	2,593
Regional governments and local authorities	—	2,962
Institutions	173
Corporates	180

Total	353	5,555

Of the total amount of financial collateral, € 349 million referred to nettable collateral from collateral agreements and € 4 million to other cash collateral.

(70)	Assets pledged or accepted as security

Derivatives are generally entered into by the Group for hedging purposes. Only counterparties from EU/OECD countries with top credit quality are chosen for such transactions. The Bank has concluded collateral agreements with almost all counterparties with which it enters into derivative transactions. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts, which depend on credit quality. In return, the Bank undertakes to provide cash deposits denominated in euros in the case of negative fair values if these exceed the corresponding allowance and minimum transfer amounts. The interest applied to the collateral provided and accepted is the EONIA rate. Interest payments are made on a monthly basis. The carrying amounts of the cash collateral from the collateral management agreements amounted to € 86.4 million (as compared with € 304.8 million on December 31, 2008) for collateral provided and € 262.9 million (as compared with € 302.9 million on December 31, 2008) for collateral received.

In addition, cash collateral in the amount of € 4.0 million (as compared with € 0.0 million on December 31, 2008) was used to collateralize an indemnity.

In order to ensure solvency, freely available collateral existed in the nominal amount of € 26,944 million (as compared with € 24,536 million on December 31, 2008) as of the balance sheet date. At year-end

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2009, no securities were deposited with Deutsche Bundesbank within the context of open market transactions (as compared with securities amounting to € 1,000 million).

As of December 31, 2009, the Bank was owed receivables from money-market transactions of € 1.8 billion from Eurex Clearing AG. The Bank had received securities as collateral in a nominal amount of € 1.9 billion. In the previous year, the Bank had provided collateral of € 0.5 billion for liabilities in the same amount. Within the scope of the collateral agreement, securities from the Bank’s portfolio were provided as the initial margin in a nominal amount of € 1.3 billion (as compared with € 0.3 billion on December 31, 2008).

(71)	Derivative credit risk exposures and netting positions

The credit risk exposure from all derivative transactions amounted to € 1,605 million (credit equivalent value) as of December 31, 2009 (as compared with € 1,569 million on December 31, 2008). This exposure is determined using mark-to-market method. The use of netting options from standardized netting arrangements as well as netting arrangements accepted by regulatory authorities generally with all counterparties lead to a reduction of positive replacement values.

The following overview shows the positive replacement values from derivative transactions as of December 31, 2009, before and after application of netting arrangements and eligible collateral:

in million €

Positive fair values before netting and collateral arrangements	2,872
Netting arrangements	2,423
Eligible collateral	263

Positive fair values after netting and collateral arrangements	186

The Bank did not hold any credit derivatives.

(72)	Volumes of foreign currency transactions

Due to the business strategy of the Group, there are generally no open currency positions. The currency risk is limited to the daily exchange rate changes to the balances in accounts held with correspondent banks denominated in foreign currencies.

The following table shows the related nominal foreign currency balances as of December 31, 2009:

Nominal amounts in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Balance sheet assets
Loans and advances to banks	23.3	11.9	20.2	73.0	0.0	0.0	43.7	172.1
Loans and advances to customers	19.5	0.0	0.0	0.0	0.0	0.0	0.0	19.5
Financial investments	892.1	19.3	33.7	279.3	185.4	0.0	46.2	1,456.0
Derivative financial instruments	32,480.5	2,673.9	1,668.2	3,260.2	983.5	4,313.2	2,567.9	47,947.4

Total assets	33,415.4	2,705.1	1,722.1	3,612.5	1,168.9	4,313.2	2,657.8	49,595.0

Balance sheet liabilities
Liabilities to banks	143.7	0.0	0.0	0.0	0.0	0.0	0.0	143.7
Liabilities to customers	76.3	0.0	0.0	60.1	0.0	0.0	0.0	136.4
Securitized liabilities	30,401.2	2,672.7	1,634.5	2,213.1	983.5	4,273.2	2,567.8	44,746.0
Subordinated liabilities	20.8	0.0	67.4	742.0	0.0	0.0	0.0	830.2
Derivative financial instruments	2,773.3	32.4	20.2	597.2	185.4	40.0	89.9	3,738.4

Total liabilities	33,415.3	2,705.1	1,722.1	3,612.4	1,168.9	4,313.2	2,657.7	49,594.7

Net currency position	0.1	0.0	0.0	0.1	0.0	0.0	0.1	0.3

The foreign exchange gain/loss resulting from the measurement of open currency positions in the year 2009 amounted to € 0.0 million and was reported in “net trading result.”

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The following table shows the related nominal foreign currency balances as of December 31, 2008:

Nominal amounts in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Balance sheet assets
Loans and advances to banks	0.1	28.0	40.4	77.0	0.0	0.0	77.2	222.7
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	94.6	214.4	33.7	481.2	37.7	0.0	48.8	910.4
Derivative financial instruments	35,878.7	2,858.0	1,114.4	3,419.0	1,501.9	3,813.0	2,448.3	51,033.0

Total assets	35,973.4	3,100.4	1,188.2	3,977.2	1,539.6	3,813.0	2,574.3	52,166.1

Balance sheet liabilities
Liabilities to banks	148.7	2.2	0.0	0.0	0.0	0.0	0.0	150.9
Liabilities to customers	46.0	0.0	0.0	63.4	0.0	0.0	0.0	109.4
Securitized liabilities	33,854.7	3,015.5	1,080.4	2,332.3	1,501.9	3,776.0	2,448.3	48,009.1
Subordinated liabilities	21.6	0.0	67.3	807.0	0.0	0.0	0.0	895.9
Derivative financial instruments	1,902.4	82.7	40.4	774.4	37.7	37.0	126.0	3,000.6

Total liabilities	35,973.4	3,100.4	1,188.1	3,977.1	1,539.6	3,813.0	2,574.3	52,165.9

Net currency position	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.2

The foreign exchange gain/loss resulting from the measurement of open currency positions in the year 2008 amounted to € 0.0 million and was reported in “net trading result.”

(73)	Equity investments

	Subscribed capital in € million 2009	Shareholding in % 2009	Consolidation

LR-Beteiligungsgesellschaft mbH, Frankfurt	28.6	100.0	consolidated
DSV Silo- and Verwaltungsgesellschaft mbH, Frankfurt	17.9	100.0	consolidated
Getreide-Import-Gesellschaft mbH, Frankfurt	7.7	100.0	not consolidated
Deutsche Bauernsiedlung – Deutsche Gesellschaft fur Landentwicklung GmbH, Frankfurt	8.7	25.1	not consolidated
LAND-DATA Gesellschaft fur Verarbeitung landwirtschaftlicher Daten GmbH, Hannover	0.8	10.9	not consolidated
Landgesellschaft Mecklenburg-Vorpommern mbH, Leezen	10.2	9.8	not consolidated
Landgesellschaft Sachsen-Anhalt mbH, Magdeburg	9.2	5.6	not consolidated
DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt	3,160.1	3.4	not consolidated
Landesgesellschaft Schleswig-Holstein mbH, Kiel	27.5	3.2	not consolidated

We elected not to consolidate the shareholdings in Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main, due to lack of materiality. As a result of the small percentage of interests held in subscribed capital, the other companies were not required to be consolidated.

(74)	Related party disclosures

In accordance with IAS 24, transactions between related parties and the Group of the Landwirtschaftliche Rentenbank must be disclosed. Related parties are the members of the Board of Managing Directors and of the Advisory Board as well as the unconsolidated companies where the shareholding amounts to more than 10% (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main, and LAND-DATA Gesellschaft für Verarbeitung landwirtschaftlicher Daten GmbH, Hannover). Related party transactions were entered into on an arm’s length basis.

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The following transactions were entered into with members of the Board of Managing Directors and the unconsolidated companies:

	Board of Managing Directors				Unconsolidated companies

	Volume		Outstanding balances		Volume		Outstanding balances

in € million	2009	2008	2009	2008	2009	2008	2009	2008

Deposits	0.4	0.6	0.0	0.0	9.4	9.2	0.0	0.0
Loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	0.4	0.6	0.0	0.0	9.4	9.2	0.0	0.0

The Group did not enter into transactions with members of the Advisory Board.

The following remuneration was determined for the individual members of the Board of Managing Directors and the managing directors for fiscal year 2009:

	Fixed remuneration		Variable remuneration		Other remuneration		Total

in €’000s	2009	2008	2009	2008	2009	2008	2009	2008

Hans Bernhardt	290.0	275.0	355.0	275.0	32.0	31.0	677.0	581.0
Dr. Marcus Dahmen	350.0	330.0	390.0	300.0	9.0	9.0	749.0	639.0
Hans Jürgen Ploog (until June 30, 2008)	0.0	200.0	0.0	340.0	0.0	7.0	0.0	547.0
Dr. Horst Reinhardt	290.0	275.0	330.0	225.0	22.0	22.0	642.0	522.0
Board of Managing Directors of Rentenbank, total	930.0	1,080.0	1,075.0	1,140.0	63.0	69.0	2,068.0	2,289.0
Management of LRB and DSV
Jens Kollmann	12.3	12.3	0.0	0.0	0.0	0.0	12.3	12.3
Lothar Kuhfahl (since November 1, 2009)	2.0	0.0	0.0	0.0	0.0	0.0	2.0	0.0
Hans Erich Waßmuth (until October 31, 2009)	10.3	12.3	0.0	0.0	0.0	0.0	10.3	12.3
Management of LRB and DSV, total	24.6	24.6	0.0	0.0	0.0	0.0	24.6	24.6

Post-employment benefits to members of the Board of Managing Directors were recognized as an expense in the amount of € 195 thousand (as compared with € 340 thousand on December 31, 2008) in 2009.

Pension obligations to former members of the Board of Managing Directors and former managing directors as well as their surviving dependants totaled € 16,329 thousand as of December 31, 2009 (as compared with € 15,673 thousand on December 31, 2008). Benefits paid in the reporting period amount to € 1,465 thousand (as compared with € 1,090 thousand in 2008).

In accordance with the applicable remuneration arrangements, the Chairman of the Advisory Board receives a fixed remuneration of € 25 thousand and the Deputy Chairman € 12.5 thousand. Members who chair a committee of the Advisory Board receive € 10 thousand, unless they already receive a higher remuneration. Members of the Advisory Board working on a committee receive a remuneration of € 8.5 thousand, while members not working on a committee receive a remuneration of € 7 thousand. In addition, members of the Advisory Board receive attendance fees amounting to € 0.5 thousand per meeting attended.

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The total remuneration for Advisory Board activities in the year under review amounted to € 211 thousand (as compared with € 208 thousand on December 31, 2008), both figures including VAT. The following table shows the individual remuneration, not including VAT:

	Membership		Remuneration		Attendance fees

in €‘000s	2009	2008	2009	2008	2009	2008

Gerd Sonnleitner (Chairman)	01.01. – 31.12.	01.01. – 31.12.	25.0	25.0	2.5	2.5
Ilse Aigner *	01.01. – 31.12.	31.10. – 31.12.	12.5	2.1	1.5	0.5
Dr. Till Backhaus	01.01. – 31.12.	01.01. – 31.12.	7.0	7.0	0.0	1.0
Dr. Helmut Born	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	2.0	2.0
Dr. Rolf-E. Breuer	01.01. – 15.07.	01.01. – 31.12.	5.4	10.0	0.5	1.0
Dr. Ulrich Brixner	—	01.01. – 30.06.	—	4.3	—	0.5
Wilhelm Dietzel	01.01. – 05.02.	01.01. – 31.12.	0.6	7.0	0.0	1.5
Bruno Fehse	16.07. – 31.12.	01.01. – 14.05.	3.2	2.6	1.0	0.5
Udo Folgart	01.01. – 31.12.	01.07. – 31.12.	7.0	3.5	0.0	1.0
Heinrich Haasis	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	1.0	1.0
Werner Hilse	16.07. – 31.12.	01.01. – 30.06.	3.9	4.3	1.0	0.5
Dietrich Jahn	02.04. – 31.12.	11.12. – 31.12.	8.1	0.6	1.5	0.0
Wolfgang Kirsch	01.01. – 31.12.	06.11. – 31.12.	8.5	1.4	1.5	0.5
Berthold Leber	—	01.01. – 24.10.	—	7.1	—	0.5
Silke Lautenschlager *	06.02. – 31.12.	—	6.4	—	1.5	—
Franz-Josef Moellers	01.01. – 15.07.	01.01. – 31.12.	4.6	8.5	0.5	1.0
Stefan Moersdorf	01.01. – 10.11.	01.01. – 31.12.	6.1	7.0	0.0	0.5
Klaus-Peter Mueller	16.07. – 31.12.	—	4.6	—	0.5	—
Manfred Nuessel	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	1.0	1.0
Brigitte Scherb	01.01. – 31.12.	01.01. – 31.12.	8.5	8.1	1.5	0.5
Horst Seehofer	—	01.01. – 27.10.	—	10.4	—	0.5
Norbert Schindler	01.01. – 31.12.	01.01. – 31.12.	8.5	7.3	1.5	1.5
Dr. Peter Traumann	01.01. – 15.07.	15.05. – 31.12.	3.8	4.4	0.5	1.0
Dr. Joerg Wendisch	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	2.0	2.0
Hans-Joachim Wilms	01.01. – 15.07.	01.01. – 31.12.	4.6	8.5	0.0	1.0
Klaus Wiesehuegel	16.07. – 31.12.	—	3.9	—	0.5	—
* or represantive

(75)	Average number of employees

	2009			2008

	Men	Women	Total	Men	Women	Total

Full-time employees	115	78	193	111	74	185
Part-time employees	2	23	25	1	20	21

Total	117	101	218	112	94	206

(76)	Auditors’ fees

	2009 €000’s	2008 €000’s

Audit of financial statements	290	312
Other audit services	63	104
Other services	105	104

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Frankfurt/Main, March 5, 2010

LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

/s/ Hans Bernhardt	/s/ Dr. Horst Reinhardt
Hans Bernhardt	Dr. Horst Reinhardt

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Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for financial reporting, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Group, and the management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt/Main, March 5, 2010

LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

/s/ Hans Bernhardt	/s/ Dr. Horst Reinhardt
Hans Bernhardt	Dr. Horst Reinhardt

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ACCOUNTANT’S REPORT

For the complete consolidated financial statements and the group management report we have issued an unqualified Auditors’ Report according to § 322 of the German Commercial Code (Handelsgesetzbuch or HGB). The original German auditors’ report was given only with respect to the original and complete German consolidated financial statements and the group management report and not to the English translation of the consolidated financial statements and the group management report. The translation of the Auditors’ Report reads as follows:

Group Auditors’ Report

We have audited the consolidated financial statements prepared by the Landwirtschaftliche Rentenbank, Frankfurt am Main, comprising the statement of comprehensive income, balance sheet, statement of changes in equity, statement of cash flows and the notes to the financial statements together with the group management report for the business year from January 1 to December 31, 2009. The preparation of the consolidated financial statements and the group management report in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union (EU), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (HGB) as well as the additional regulations of the Statutes and the Rentenbank Law, are the responsibility of Rentenbank’s management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report based on our audit.

We conducted our audit on the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and the significant estimates made by Rentenbank’s management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements of the Landwirtschaftliche Rentenbank, Frankfurt am Main, comply with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a (1) HGB as well as the additional regulations of the Statutes and the Rentenbank Law and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents opportunities and risks of future development.

Frankfurt am Main, March 5, 2010

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Prof. Dr. Kläs)	(Hansen)
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

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UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The unconsolidated financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Accounting Regulation for Banks and Financial Service Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – the “Bank Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual unconsolidated financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The annual audit of the unconsolidated financial statements is conducted in accordance with German GAAS. In the case of an institution directly under the federal government’s supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Advisory Board, the Supervisory Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The unconsolidated financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The unconsolidated financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s unconsolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s unconsolidated financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Trading portfolio and the “liquidity reserve” securities are current assets and recorded at the lower of cost or market. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in equity and debt securities are classified into the categories trading, available-for-sale or held-to-maturity (for debt securities only). According to Accounting Standards Codification (“ASC”) 320 “Investments – Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are included in the statement of income.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and accordingly follow the lower of cost or market. That is, while unrealized losses on trading derivatives are recorded in current income, unrealized gains are not recognized. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge (often referred to as gap hedge). Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, all derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities, regardless of any hedge relationship that might exist. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of the fair value of an asset liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net income.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions recorded for counterparty exposure equal the level of anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, serving as a cushion for unexpected credit losses, banks maintain a general reserve based on their historical loan loss experience. In general, the calculation of such general reserve follows the guidance and parameters included in the applicable tax laws.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 450 “Contingencies” and ASC 310 “Receivables”. For loans that are individually deemed impaired, specific reserves are determined based on the present value of future cash flows discounted at the loan’s effective interest rate, or where the loan is collateral dependent based on the fair value of the collateral provided. Where available, the observable market price of the loan can be used. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provision for general banking risks by setting up certain disclosed or “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code, the disclosed reserves are based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve at a lower amount than required in order to reflect the risks associated with the banking business. Because the assets are shown at lower amounts in the balance sheet, there is no actual reserve shown on the balance sheet. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code and the principle of prudence, a general provision for groups of receivables with a similar risk exposure is al so permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the book value of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment are reported at acquisition or manufacturing cost, as applicable, and reduced by scheduled depreciation in accordance with their estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax office. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. This additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured as the difference between the book value and the fair value of the asset. After recording such impairment charge, U.S. GAAP does not permit subsequent recovery.

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Pension Provisions

Under German GAAP, pension obligations are determined using actuarial principles, whereby the ongoing and future pension obligations and benefit obligations to retired beneficiaries are determined using a valuation benchmark (partial value) in line with tax regulations.

Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with ASC 715 “Compensation – Retirement Benefits” which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under ASC 715, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet. The pension benefit obligation is calculated by using a projected unit credit method, including assumptions for future salary increases.

Assets and Liabilities Held in Trust

Under German GAAP, assets and the equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would likely not be recorded on the balance sheet.

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Several modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

UNCONSOLIDATED FINANCIAL STATEMENTS

Unconsolidated Balance Sheet

	As of December 31, 2009	As of December 31, 2008

	€ million	€ million

Assets
1. Cash and balances with central banks
a) Cash on hand	0.1	0.1
b) Balances at central banks	102.1	28.0

	102.2	28.1
of which:
with Deutsche Bundesbank
€102.1 m (2008: €28.0 m)
2. Loans and advances to banks
a) Payable on demand	2.5	220.0
b) Other loans and advances	46,408.6	53,082.7

	46,411.1	53,302.7
3. Loans and advances to customers
of which:
Secured by charges on real property
€–m (2008: €–m)
Loans to local authorities
€477.4 m (2008: €5,349.3 m)	978.0	6,731.1
4. Debt securities and other fixed-income securities
a) Money market securities
aa) Other issuers	189.9	463.0
of which
Securities eligible as collateral with
Deutsche Bundesbank €189.9 m (2008: €463.0 m)
b) Bonds and debt securities
ba) Public-sector issuers	820.8	347.9
of which
Securities eligible as collateral with
Deutsche Bundesbank €690.8 m (2008: €208.8 m)
bb) Other issuers	26,479.7	26,865.9

	27,300.5	27,213.8
of which
Securities eligible as collateral with
Deutsche Bundesbank €25,783.4 m (2008: €26,067.4 m)
c) Own debt securities	635.9	1.5

Nominal amount €581.9 m (2008: €1.6 m)	28,126.3	27,678.3

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Unconsolidated Balance Sheet (continued)

	As of December 31, 2009	As of December 31, 2008

	€ million	€ million

5. Shares and other variable-yield securities	0.1	0.0
6. Equity investments
of which:
in banks €–m (2008: €–m)
in financial services institutions €–m (2008: €–m)	4.2	4.2
7. Interests in affiliated companies
of which:
in banks €–m (2008: €–m)
in financial services institutions €–m (2008: €–m)	0.0	0.0
8. Trust assets:
of which:
Trustee loans €106.7 m (2008: €109.4 m)	106.7	109.4
9. Intangible assets	0.3	0.2
10. Tangible assets	19.8	20.3
11. Other assets	86.5	0.1
12. Prepaid expenses
a) From new issues and lending	5.1	6.4
b) Others	1.2	1.2

	6.3	7.6

Total assets	75,841.5	87,882.0

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Unconsolidated Balance Sheet (continued)

	As of December 31, 2009	As of December 31, 2008

	€ million	€ million

Liabilities and equity
1. Liabilities to banks
a) Payable on demand	0.0	1,654.0
b) With an agreed maturity or period of notice	4,308.6	9,332.0

	4,308.6	10,986.0
2. Liabilities to customers
Other liabilities
a) Payable on demand	65.4	142.4
b) With an agreed maturity or period of notice	5,796.2	4,154.5

	5,861.6	4,296.9
3. Securitized liabilities
Debt securities issued	61,623.4	68,945.8
4. Trust liabilities
of which:
Trustee loans €106.7 m (2008: €109.4 m)	106.7	109.4
5. Other liabilities	283.5	49.7
6. Prepaid expenses
a) From new issues and lending	0.7	0.5
b) Other	42.6	25.2

	43.3	25.7
7. Provisions
a) Provisions for pensions and similar obligations	107.1	76.7
b) Other provisions	370.4	333.8

	477.5	410.5
8. Subordinated liabilities	1,067.7	1,106.0
9. Fund covering general banking risks	1,170.0	1,087.0
10. Equity
a) Subscribed capital	135.0	135.0
b) Retained earnings
ba) Principal reserve pursuant to Section 2(2) of the Law Governing the Landwirtschaftliche Rentenbank	409.9	317.3
Transfers from guarantee reserve	121.0	60.4
Transfers from net income for the year	33.7	32.2

	564.6	409.9
bb) Guarantee reserve pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	309.3	369.7
Appropriations pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	121.0	60.4

	188.3	309.3

c) Distributable profit	11.3	10.8

	899.2	865.0

Total liabilities and equity	75,841.5	87,882.0

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Unconsolidated Balance Sheet (continued)

	As of December 31, 2009	As of December 31, 2008

	€ million	€ million

1. Contingent liabilities
Liabilities from guarantees and indemnity agreements	119.1	117.6

2. Other commitments
Irrevocable loan commitments	1,322.2	1,360.3

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Unconsolidated Profit and Loss Account

	For the year ended December 31, 2009	For the year ended December 31, 2008

	€ million	€ million

Expenses
1. Interest expenses	2,663.0	3,864.5
2. Fee and commission expenses	2.3	2.2
3. Net expenses from financial operations	0.0	0.0
4. General administrative expenses
a) Personnel expenses
aa) Wages and salaries	18.6	17.8
ab) Social security contributions and expenses
for pensions and other employee benefits	37.3	9.2
of which:
Pension expenses €35.0 m (2008: €7.1 m)

	55.9	27.0
b) Other administrative expenses	16.4	14.1

	72.3	41.1
5. Depreciation, amortization and write-downs of intangible and tangible fixed assets	2.7	1.7
6. Other operating expenses	6.5	2.0
7. Expenses for specific securities and loans and advances
a) Depreciation, amortization and write-downs of
loans and advances, and specific securities as well
as additions to provisions for lending operations	191.6	261.0
b) Additions to the fund for general banking risks	83.0	30.0

	274.6	291.0
8. Amortization and write-downs of equity investments,
interests in affiliated companies and securities treated
like fixed assets	27.8	15.6
9. Extraordinary expenses	0.0	0.0
10. Taxes on income	0.0	0.0
11. Other taxes not disclosed under item 6	0.1	0.1
12. Net income for the year	45.0	43.0

Total expenses	3,094.3	4,261.2

1. Net income for the year	45.0	43.0
2. Transfers from retained earnings
from guarantee reserve pursuant to Section 2(3) of the Law
Governing the Landwirtschaftliche Rentenbank	121.0	60.3
3. Transfers to retained earnings
to principal reserve pursuant to Section 2(2) of the Law
Governing the Landwirtschaftliche Rentenbank
from guarantee reserve	121.0	60.3
from net income for the year	33.7	32.2

4. Net profit	11.3	10.8

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Unconsolidated Profit and Loss Account (continued)

	For the year ended December 31, 2009	For the year ended December 31, 2008

	€ million	€ million

Income
1. Interest income from
a) Lending and money market transactions	2,204.9	2,875.5
b) Fixed-income securities and debt register claims	881.3	1,380.6

	3,086.2	4,256.1
2. Current income from
a) Equities and other non-fixed income securities	0.0	0.0
b) Equity investments	0.2	0.4
c) Interests in affiliated companies	0.0	0.0

	0.2	0.4
3. Fee and commission income	4.4	1.1
4. Net income from financial operations	0.0	0.0
5. Income from write-ups on loans and advances and specific
securities as well as the reversal of provisions for lending
operations	0.0	0.0
6. Income from write-ups on equity investments, interests in
affiliated companies and securities treated like fixed assets	0.0	0.0
7. Other operating income	3.5	3.6
8. Extraordinary income	0.0	0.0

Total income	3,094.3	4,261.2

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NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS

Accounting and Valuation Methods

The annual accounts of Landwirtschaftliche Rentenbank have been prepared in accordance with the legal guidelines for bank balance sheets and the bank and financial services companies accounting regulations (RechKredV) effective from 11.12.1998. The structure of the balance sheet and the income statement is based on the templates set out in the Accounting Directive for Banks.

Assets and liabilities are measured pursuant to the provisions of sections 252 et seq. and 340e of the German Commercial Code (Handelsgesetzbuch, HGB). Bonds and other fixed-income securities, to the extent allocated to the liquidity reserve, are measured at lower of cost or market (section 253 (3) of the HGB in conjunction with section 280 of the HGB). Fixed-income securities classified as fixed assets (a portfolio of unsecured floaters of the Promotional Business segment) are measured at amortized cost less any permanent impairment.

Off-balance sheet financial instruments, used as hedging for balance-sheet items, are treated like secured transactions (with the necessary documentation) for the purposes of valuation. Zero bonds were valued at their issue price plus accrued rata interest based on the issue yield.

Investments in subsidiaries and affiliated companies are stated at their acquisition costs, where required less write-downs.

According to their expected useful life, tangible assets as well as intangible assets have been depreciated on a straight-line basis in accordance with commercial law.

Liabilities have been valued with the repayment sum or the nominal amount of the debt. Agio and disagio have been marked down pro rata temporis.

Pension provisions continue to be calculated using a discount rate of 3.5% in accordance with the provisions under tax laws. The valuation of pension provisions has been based on the 2005 G mortality tables by Dr. K. Heubeck. In contrast to the prior year, valuation was performed in accordance with the methodology of International Accounting Standards, i.e. assessment parameters such as future wage and salary increases, career trends and inflation were taken into account for the first time. Additional provisions were recognized for early retirement under collective agreements, and for jubilee payments and deferred compensation.

Provisions for the bank’s own special loan programmes cover the interest subsidy in its entirety for the whole contracted term and the term of interest rate adjustment, respectively.

Adequate provisions were taken for all discernible credit risks. A general credit risk provision has been also deducted from the assets concerned.

In accordance with section 340h of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where hedge transactions have been used for foreign currency amounts, the items are valued as single valuation units.

For the 2009 financial year, Landwirtschaftliche Rentenbank drew up IFRS based consolidated accounts with LR Beteiligungsgesellschaft mbH, Frankfurt am Main, (LRB) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, (DSV) in accordance with section 315a of the German Commercial Code (HGB).

Additional Specifications on the Balance Sheet

The additional specifications and explanations on individual items were drawn up in the order they appear in the balance sheet. The balance sheet items show no accrued interest.

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Asset Items in the Balance Sheet

	2009	2008
	€ million	€ million

Item 2: Due from banks
This item includes:
Subheading b) – other claims – divided according to the remaining time to maturity:
– Up to three months	5,052	7,581
– Longer than three months up to one year	5,314	8,870
– Longer than one year up to five years	16,221	17,381
– Longer than five years	18,551	17,762

Item 3: Due from customers
This item includes:
– Due from affiliated companies	169	159
– Due from companies in which the bank has investment holdings	0	0
This item divided according to the remaining time to maturity:
– Up to three months	18	6,223
– Longer than three months up to one year	65	22
– Longer than one year up to five years	507	373
– Longer than five years	174	3

Item 4: Bonds and other fixed-income securities
This item includes:
The marketable securities in this item are:
– Listed	27,559	27,070
– Unlisted	324	282

Securities at a carrying amount of € 8,449 million (2008: € 9,604 million) were classified as fixed assets. Since it is planned to hold these securities over the long term, short-term fluctuations in value are not taken into account.
The unrecognized write-downs amount to € 91 million (2008: € 222 million), based on (quoted) market prices. Permanent impairment in the amount of € 31 million (2008: € 0 million) were taken into account. Write-downs were not recognized when the identified impairment was only of a temporary nature with respect to future financial performance.
Additionally, this item includes amounts which will be due in the year following the balance sheet date:
Bonds and other fixed-income securities
– From public issuers	33	87
– From other issuers	6,595	5,963

Securities with a carrying amount of € 0 million (2008: € 884 million) were sold under genuine repurchase agreements.

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Asset items in the balance sheet	2009	2008
	€ million	€ million

Items 5:
All the items in the portfolio of equities and other non-fixed income securities are marketable and listed.
Items 6, 7:
The balance sheet items Shares, Investment Holdings and Holdings in affiliated companies do not include marketable securities.
Item 8: Trust assets
This item includes:
– Special-Purpose Fund	91	87
– Due from banks	16	22

Item 10: Tangible assets
This item includes:
– Land and buildings used by the bank, flats	0	0
– Land and buildings scheduled for external use	18	19
– Equipment, furniture and fittings	2	1

Item 11: Other assets
This item includes:
Cash collateral provided for derivatives	86
In the prior year, cash collateral provided was reported in the balance sheet items “loans and advances to banks/to customers”	–	–

Assets denominated in foreign currencies	1,648	1,133

Fixed Asset Summary

Fixed assets € million	Acquisition costs	Additions	Disposals	Cumulative depreciation	Balance sheet value December 31, 2009	Balance sheet value December 31, 2008	Depreciation 2009

Intangible assets	1	0	0	1	0	0	0
Tangible assets	32	2	2	12	20	20	2
Securities classified as fixed assets	9,604	0	1,124	31	8,449	9,604	31
Investment holdings	4	–	0	0	4	4	–
Holdings in affiliated companies	27	–	—	27	0	0	–

Total	9,668	2	1,126	71	8,473	9,628	33

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Liability items in the balance sheet	2009	2008
	€ million	€ million

Item 1: Liabilities to banks
Subheading b) – with agreed term or period of notice – divided according to the remaining time to maturity:
– Up to three months	1,195	5,389
– Longer than three months up to one year	414	746
– Longer than one year up to five years	998	1,017
– Longer than five years	1,076	1,688
As a part of open market operations of the ECB, securities at a volume of € 0 million were credited at the branch office of the Deutsche Bundesbank in Frankfurt at the end of 2009 (2008: € 1,000 million).
Item 2: Liabilities to customers
This item includes:
– Liabilities to companies in which the bank has
investment holdings	0	0
– Liabilities to affiliated companies	10	11
Subheading b) – with agreed term or period of notice – divided according to the remaining time to maturity:
– Up to three months	25	380
– Longer than three months up to one year	159	238
– Longer than one year up to five years	1,830	1,708
– Longer than five years	3,608	1,715

Item 3: Securitized liabilities
This item includes following amount which will be due in the year following the balance sheet date:
	19,883	24,855

Item 4: Trust liabilities
This item includes:
– Special-Purpose Fund	91	87
– Liabilities to customers	16	22

Item 5: Other liabilities
This item includes:
• Cash collateral received for derivatives	263	–
• pro-rata interest for subordinated liabilities (before collateralization)	17	17
• Security deposits retained	–	28
• Option premiums received	1	1
In the prior year, cash collateral received was reported in the balance sheet items “liabilities to banks/to customers”

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Liability items in the balance sheet	2009	2008
	€ million	€ million

Item 8: Subordinated Liabilities
The subordinated liabilities were issued as note loans, loan agreements and bearer securities with global certificates. For the subordinated liabilities of € 1,068 million (as compared with € 1,106 million in 2008) the net outlay after hedging was € 19 million (as compared with € 42 million in 2008). A 16 % share of the subordinated liabilities’ total amount accounts for a bond of JPY 25 billion equivalent to € 174 million after hedging. The bond is due on 21.04.2036. The related outlay rate before hedging is 2.8%. The subordinated liabilities’ financing conditions fulfil the requirements of section 10 (5a) of the German Banking Law (KWG) and exclude premature repayment.

Debts denominated in foreign currency	45,856	49,165
Liabilities below the line
Item 1: Contingent liabilities
– Deficiency guarantees	119	115
– Bailment of security furnishments	0	3
Item 2: Other liabilities
The decrease of irrevocable loan commitments predominantly is due to outstanding commitments in money market business with banks.
Computation of cover
Liabilities for which mandatory cover must be provided are:
– Bearer securities	5	1,315
– Registered securities	3,761	4,872
The following assets are allocated to cover bonds issued:
– Due from banks	12,397	14,007
– Due from customers	2	3

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Explanations on the profit and loss account:

Income

Breakdown by geographical markets

		Germany in € million	Europe/OECD in € million

Interest income	2009	1,594	1,492
	2008	2,224	2,032
Current income from shares and other non-fixed income securities	2009	—	—
	2008	—	—
Current income from investment Holdings	2009	—	—
	2008	—	—
Commission Income	2009	4	—
	2008	1	—
Other operating Income	2009	4	—
	2008	4	—

Explanations on the most significant individual items pursuant to section 35 (1) 4 RechKredV

Item 6: Other operating expenses	2009 € million	2008 € million

The main components included in this item are:
• Capital contribution to Edmund-Rehwinkel Foundation	2	1
• Settlement costs from offsetting payment claims	3	0

Item 7: Other operating income	2009	2008
	€ million	€ million

– Rental income from the bank’s own buildings	1.8	1.8
– Other refunds	0.7	0.5
– Sale of owner-occupied flats	0.0	0.2
– Reimbursement payments for rights of use	0.4	0.0

Expenses and income include no material amounts relating to prior years.

Supplementary Information

Information on market risk-related transactions

In principle, derivative business is only transacted to hedge balance-sheet effective transactions. The volume of this business is limited through position, counterparty and product-related limits and is constantly monitored within the framework of our risk management system.

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Derivative transactions – volumes –

The following table shows the derivatives measured at market value in accordance with section 285 (1) 19 of the HGB (netting and collateral agreements have not been taken into account):

	Nominal value
			Fair value	Fair value
			positive	negative
€ million	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2009

Interest-rate risks
Interest-rate swaps	66,537	68,546	1,324	2,104
– Thereof: claims of redemption and conversion embedded in swaps	799	689	9	73
Swaptions
– Purchases	—	—	—	—
– Sales	647	399	—	38
Other interest-rate forward contracts	447	9	8	—

Interest-rate risk total	67,631	68,954	1,332	2,142

Currency risks
Cross-currency swaps	41,031	41,455	1,357	2,181
– Thereof: currency options embedded in swaps	187	205	11	8
– Thereof: claims of redemption embedded in swaps	83	87	0	5
Currency swaps	8,951	10,091	181	35

Currency risk total	49,982	51,546	1,538	2,216

Stock and other price risks
Stock index swaps	131	101	2	4
– Thereof: stock options embedded in swaps	131	101	2	4

Stock and other price risks total	131	101	2	4

Interest-rate, currency, stock and other price risks	117,744	120,601	2,872	4,362

Derivative transactions – breakdown by maturities -

	Interest-rate risk		Currency risk		Stock and other price risks

Nominal value in € million	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Remaining time to maturity:
– Up to three months	2,502	9,553	12,133	8,655	—	—
– Longer than three months up to one year	8,789	11,291	5,343	7,626	86	—
– Longer than one year up to five years	33,174	31,744	24,414	26,030	15	101
– Longer than five years	23,166	16,366	8,092	9,235	30	—

Total	67,631	68,954	49,982	51,546	131	101

Derivative transactions – breakdown by counterparties –

	Nominal value		Fair value positive	Fair value negative

€ million	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2009

OECD banks	100,566	110,940	2,198	3,657
Other counterparties	17,178	9,661	674	705

Total	117,744	120,601	2,872	4,362

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Forward transactions, particularly those in foreign currencies, not yet completed by the balance sheet date, were concluded to cover market price risk. Commitments for pending transactions at the year’s end comprise interest-rate swaps, currency swaps, cross-currency swaps, interest-rate forward contracts as well as option transactions.

In addition to the measurement of derivatives based on hedge accounting, the carrying amounts resulting from the recognition of interest on an accrual basis are reported in the balance sheet items “loans and advances to banks” (€ 862 million), “loans and advances to customers” (€ 212 million), “liabilities to banks” (€ 589 million), and “liabilities to customers” (€ 56 million).

Miscellaneous

During the 2009 financial year, the total remuneration of the Board of Managing Directors amounted to € 2,069 thousand (as compared with € 2,289 thousand in 2008). For the individual members of the Board of Managing Directors the remuneration for 2009 was fixed as follows:

€ thousand	Fixed remuneration	Variable remuneration	Other remuneration	Total

Hans Bernhardt	290	355	32	677
Dr. Marcus Dahmen	350	390	9	749
Dr. Horst Reinhardt	290	330	22	642

As at 31.12.2009, there were provisions totaling € 19,104 thousand (as compared with € 14,836 thousand in 2008) to meet pension commitments to former members of the Board of Managing Directors and their surviving dependants. Current benefit payments amounted to € 1,414 thousand (as compared with € 1,039 thousand in 2008). As in previous year, there were no loans granted to the Board of Managing Directors or members of the Advisory Board in fiscal year 2009.

According to current regulations of remuneration, the Chairman of the Advisory Board obtains a fixed remuneration in the amount of € 25 thousand and his deputy in the amount of € 12.5 thousand. Members who are chairmen of an Advisory Board’s committee, obtain a remuneration of € 10 thousand, unless their remuneration is already higher. Members of the Advisory Board functioning within a committee obtain € 8.5 thousand, members of the Advisory Board who do not function within a committee obtain € 7 thousand. Additionally, members of the Advisory Board get an attendance fee of € 0.5 thousand for each Advisory Board meeting.

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The total remuneration granted to members of our Advisory Board for their activity during the financial year amounted to € 211 thousand (as compared with € 208 thousand in 2008), both including VAT. Individual remuneration is listed in the following table (excluding VAT):

€ thousand	Membership	Remuneration	Attendance fee

Gerd Sonnleitner (Chairman of the Advisory Board)	01.01. – 31.12.	25.0	2.5
Ilse Aigner *	01.01. – 31.12.	12.5	1.5
Dr. Till Backhaus	01.01. – 31.12.	7.0	0.0
Dr. Helmut Born	01.01. – 31.12.	8.5	2.0
Dr. Rolf-E. Breuer	01.01. – 15.07.	5.4	0.5
Wilhelm Dietzel	01.01. – 05.02.	0.6	0.0
Bruno Fehse	16.07. – 31.12.	3.2	1.0
Udo Folgart	01.01. – 31.12.	7.0	0.0
Heinrich Haasis	01.01. – 31.12.	8.5	1.0
Werner Hilse	16.07. – 31.12.	3.9	1.0
Dietrich Jahn	02.04. – 31.12.	8.1	1.5
Wolfgang Kirsch	01.01. – 31.12.	8.5	1.5
Silke Lautenschläger *	06.02. – 31.12.	6.4	1.5
Franz-Josef Möllers	01.01. – 15.07.	4.6	0.5
Stefan Mörsdorf	01.01. – 10.11.	6.1	0.0
Klaus-Peter Müller	16.07. – 31.12.	4.6	0.5
Manfred Nüssel	01.01. – 31.12.	8.5	1.0
Brigitte Scherb	01.01. – 31.12.	8.5	1.5
Norbert Schindler	01.01. – 31.12.	8.5	1.5
Dr. Peter Traumann	01.01. – 15.07.	3.8	0.5
Dr. Jörg Wendisch	01.01. – 31.12.	8.5	2.0
Hans-Joachim Wilms	01.01. – 15.07.	4.6	0.0
Klaus Wiesehügel	16.07. – 31.12.	3.9	0.5

*)	or attorney

Number of employees – excluding members of the Board of Managing Directors – yearly average (identical for both bank and group)

	2009			2008

	Male	Female	Total	Male	Female	Total

Full-time employees	115	78	193	111	74	185
Part-time employees	2	23	25	1	20	21

Total	117	101	218	112	94	206

Substantial shareholdings as defined by section 285 (1) 11 of the German Commercial Code (HGB)

	Capital € million 2009		Share in the capital %	Result € million 2009

LR Beteiligungsgesellschaft mbH, Frankfurt am Main	50.9		100.0	+0.1
Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main (in liquidation)	8.7	*	25.1	-0.2	*
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main	12.4		100.0	0.0

*)	2008

As long as Landwirtschaftliche Rentenbank is a 100 % shareholder of LR Beteiligungsgesellschaft mbH, the bank has committed itself in a letter of comfort to provide LR Beteiligungsgesellschaft mbH financial resources allowing it to fulfill its obligations on time at any time.

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The listing of further companies according to section 285 (1) 11 of the German Commercial Code (HGB) we have waived according to section 286 (3) 1 of the German Commercial Code (HGB) as they are of minor significance for the net assets, financial position and profitability of the bank.

Disclosures related to auditors’ fees are included in the notes to the consolidated financial statements.

The Declaration of Conformity with the German Public Corporate Governance Code is available to the public on Rentenbank’s website under www.rentenbank.de.

The annual financial statements are available on Rentenbank’s website and may also be obtained at the bank’s office.

The following table shows mandates for the legal constitution of the supervisory committees of large incorporated enterprises (section 267 (3) German Commercial Code (HGB)) held by legal representatives or other members of staff, under section 340a (4) 1 German Commercial Code (HGB):

Hans Bernhardt	Landgesellschaft Mecklenburg-Vorpommern mbH, Leezen (Member of the Supervisory Board)

Dr. Marcus Dahmen	Landgesellschaft Sachsen-Anhalt mbH, Magdeburg (Member of the Supervisory Board)

VR-Leasing AG, Eschborn (Member of the Supervisory Board)

BVVG Bodenverwertungs- und -verwaltungs GmbH, Berlin (Member of the Supervisory Board)

DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (Member of the Advisory Council)

VÖB-Service GmbH, Bonn (Member of the Advisory Council)

Dr. Horst Reinhardt	LAND-DATA Gesellschaft für Verarbeitung landwirtschaftlicher Daten mbH, Hannover (Member of the Supervisory Board)

Landgesellschaft Schleswig-Holstein, Kiel (Member of the Supervisory Board)

The members of the Board of Managing Directors and the Advisory Board for the 2009 financial year are to be found on pages 116 to 117.

Frankfurt am Main, March 5, 2010
LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Bernhardt	/s/ Dr. Reinhardt
Bernhardt	Dr. Reinhardt

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Organs (as of December 31, 2009)

Board of Managing Directors	Dipl.-Volksw. Dr. Marcus Dahmen (Chairman) Dipl.-Kfm. Hans Bernhardt Dipl.-Volksw. Dr. Horst Reinhardt

Advisory Board

Chairman:	Präsident Gerd Sonnleitner Deutscher Bauernverband e.V., Berlin

Deputy Chairman:	Ilse Aigner Bundesministerin für Ernährung, Land- wirtschaft und Verbraucherschutz, Berlin

Representatives of the Deutscher Bauernverband e.V.:	Generalsekretär Dr. Helmut Born Deutscher Bauernverband e.V., Berlin

Präsident Udo Folgart Landesbauernverband Brandenburg e.V., Teltow/Ruhlsdorf

Präsident Werner Hilse Landvolk Niedersachsen-Landesbauernverband e.V., Hannover (since 16.07.2009)

Präsident Franz-Josef Möllers Westfälisch-Lippischer-Landwirtschaftsverband e.V., Münster (until 22.04.2009)

Präsidentin Brigitte Scherb Deutscher Landfrauenverband e.V., Berlin

Präsident Norbert Schindler, MdB Bauern- und Winzerverband, Rheinland-Pfalz Süd e.V., Berlin

Representative of the Deutscher Raiffeisenverband e.V.:	Präsident Manfred Nüssel Deutscher Raiffeisenverband e.V., Berlin

Representative of the Food Industry:	Präsident Bruno Fehse
Bundesverband der Agrargewerblichen
Wirtschaft e.V., Bonn
(since 16.07.2009)

Dr. Peter Traumann
Mitglied des Vorstandes Bundesvereinigung
der Deutschen Ernährungsindustrie e.V., Berlin
(until 22.04.2009)

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State Ministers of Agriculture:

Hessen:	Wilhelm Dietzel
Minister für Umwelt, Ländlicher Raum
und Verbraucherschutz des Landes Hessen, Wiesbaden
(until 05.02.2009)

Silke Lautenschläger
Ministerin für Umwelt, Energie, Landwirtschaft
und Verbraucherschutz des Landes Hessen, Wiesbaden
(since 05.02.2009)

Mecklenburg-Vorpommern:	Dr. Till Backhaus Minister für Landwirtschaft, Umwelt und Verbraucherschutz des Landes Mecklenburg-Vorpommern, Schwerin

Saarland:	Stefan Mörsdorf Minister für Umwelt des Saarlandes, Saarbrücken (until 10.11.2009)

Representative of the Trade Unions:	Hans-Joachim Wilms
Stellvertretender Bundesvorsitzender der
IG Bauen-Agrar-Umwelt, Berlin
(until 22.04.2009)

Klaus Wiesehügel
Bundesvorsitzender der
IG Bauen-Agrar-Umwelt, Frankfurt am Main
(since 16.07.2009)

Representative of the Federal Ministery of Food, Agriculture and Consumer Protection:	Dr. Jörg Wendisch Ministerialdirektor, Bonn

Representative of the Federal Ministery of Finance:	Dietrich Jahn Ministerialdirigent, Berlin

Representatives of Banks and other Lending Experts:	Dr. Rolf-E. Breuer Ehem. Sprecher des Vorstands und früherer Vorsitzender des Aufsichtsrates der Deutschen Bank AG, Frankfurt am Main (until 22.04.2009)

Klaus-Peter Müller Vorsitzender des Aufsichtsrats der Commerzbank AG, Frankfurt am Main (since 16.07.2009)

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Präsident Heinrich Haasis Deutscher Sparkassen- und Giroverband e.V., Berlin Wolfgang Kirsch Vorsitzender des Vorstandes DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

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ACCOUNTANT’S REPORT

For the complete unconsolidated financial statements and the management report we have issued an unqualified Auditors’ Report according to section 322 of the German Commercial Code (Handelsgesetzbuch or HGB). The original German auditors’ report was given only with respect to the original and complete German unconsolidated financial statements and the management report and not to the English translation of the unconsolidated financial statements and the management report. The translation of the Auditors’ Report reads as follows:

Independent Auditors’ Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the management report of Landwirtschaftliche Rentenbank, Frankfurt am Main, for the business year from January 1 to December 31, 2009. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law (HGB) as well as the supplementary regulations in the Statutes and the Rentenbank Law are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 of the German Commercial Code (HGB) and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Bank and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Bank’s management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements of the Landwirtschaftliche Rentenbank, Frankfurt am Main, comply with the legal regulations and the supplementary regulations in the Statutes and the Rentenbank Law and give a true and fair view of the net assets, financial position and results of operations of the Bank in accordance with German principles of proper accounting. The management report is consistent with the annual financial statements, provides a suitable view of the Bank’s position and suitably presents opportunities and risks of future development.

On January 15, 2010, we issued the following audit opinion for the balance sheet as of December 31, 2009 and the income statement for the period from January 1 to December 31, 2009 of the special-purpose fund in the version attached as an annex to Part III of our report:

“In our opinion, based on the finding of our audit, which we performed in accordance with our professional duties, the accounting records and the preparation of the annual statements of account of the special-purpose fund of Landwirtschaftliche Rentenbank, Frankfurt/Main, comply with generally accepted accounting principles.”

Frankfurt am Main, March 5, 2010

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Prof. Dr. Kläs) Wirtschaftsprüfer [German Public Auditor]	(Hansen) Wirtschaftsprüfer [German Public Auditor]

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SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

Consolidated Funded Debt Outstanding

	Interest Rate	Year of Incurrence	Maturity	Principal Amount Outstanding at December 31, 2009

				(€ in millions)
1. Promissory Notes/Internat. Loans (Schuldscheindarlehen)	0.19%-6.2%	1998-2009	2010-2024	2,653
2. Registered Bonds	0.0%-6.1%	1973-2009	2010-2031	5,930
(Namensschuldverschreibungen)
3. Bearer Bonds
Secured	3.0%-3.25%	2006	2011-2013	4
Unsecured	0.0%-17.5%	1995-2009	2010-2049	61,159

Total consolidated funded debt				69,746

(1) Rentenbank’s funded debt includes the following debt in foreign currencies:

Currency	Principal Amount Outstanding at December 31, 2009

(€ in millions)
U.S. dollar	31,375
Australian dollar	4,360
Japanese Yen	3,130
Pound sterling	2,911
Swiss francs	1,783
Norwegian kroner	1,066
Canadian dollar	996
New Zealand dollar	810
Swedish kroner	271
South African rand	228
Mexican peso	123
Turkish lira	62
Polish zloty	50
Hungarian forint	39
Russian ruble	25
Iceland krona	11

47,240

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Repayment Schedule for Consolidated Funded Debt

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	After 2019	Total
(€in millions)
1. Promissory Notes/ Intern.Loans:
(Schuldscheindarlehen)
	202	48	0	37	450	234	368	495	259	490	70	2,653
2. Registered Bonds
(Namensschuldverschreibungen)	598	435	451	1,014	445	347	440	3	37	199	1,961	5,930
3. Bearer Bonds
Secured	0	3	0	1	0	0	0	0	0	0	0	4
Unsecured	19,776	7,216	8,173	8,482	5,170	4,292	3,508	2,638	442	157	1,305	61,159
Total	20,576	7,702	8,624	9,534	6,065	4,873	4,316	3,136	738	846	3,336	69,746

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THE FEDERAL REPUBLIC OF GERMANY

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of 357,104 km2 (about 138,000 square miles). Its total population was in the range of 82.0 million in 2008. Approximately 16% of the total population is concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas are (in descending order) Berlin, Hamburg, Munich, Cologne, Frankfurt am Main, Stuttgart, Dortmund, Essen, Dusseldorf and Bremen.

Source: Statistisches Bundesamt, Statistisches Jahrbuch 2009, Tables 2.1.1, 2.4, 2.5, and 2.6.

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 27, 2009.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke., founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)), and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 17 electoral periods. The most recent general election, held in September 2009, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Free Democratic Party (FDP), led by Chancellor Ms. Angela Merkel (CDU).

Sources: The Federal Returning Officer, Official final result of the 2009 Bundestag election, press release of October 14, 2009
(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_09/presse/75_EndgueltigesErgebnis.html);
 Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP
(http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf).

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The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2009 Elections		2005 Elections		2002 Elections		1998 Elections		1994 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats

CDU/CSU	33.8	239	35.2	226	38.5	248	35.1	245	41.4	294
SPD	23.0	146	34.2	222	38.5	251	40.9	298	36.4	252
FDP	14.6	93	9.8	61	7.4	47	6.2	43	6.9	47
Die Linke. (1)	11.9	76	8.7	54	4.0	2	5.1	36	4.4	30
Bündnis 90/Die Grünen	10.7	68	8.1	51	8.6	55	6.7	47	7.3	49
Others	6.0	—	3.9	—	3.0	—	5.9	—	3.6	—

Total		622		614		603		669		672

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2009, Tables 4.3 and 4.6; The Federal Returning Officer, Official final result of the 2009 Bundestag election, press release of October 14, 2009
(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_09/presse/75_EndgueltigesErgebnis.html).

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association (“World Bank”), the Council of Europe, the Organization for Economic Cooperation and Development (“OECD”), the West European Union (“WEU”), and the North Atlantic Treaty Organization (“NATO”). In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade (“GATT”) and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community (“ECSC”) in 1951, which later developed into the European Union. Today, the Federal Republic is one of 27 member states of the EU (the “Member States”). On May 1, 2004, ten new countries – Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia – became part of the EU, joining its previous members Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom. On January 1, 2007, two additional countries – Bulgaria and Romania – joined the EU. The aggregate population of the Member States is now approximately 501 million. Accession negotiations with Turkey and Croatia started in October 2005. Furthermore, in December 2005, the European Council decided to grant candidate status to the Former Yugoslav Republic of Macedonia. On July 23, 2009 and December 22, 2009, Iceland and Serbia submitted their respective applications for EU membership.

Sources: Europa.eu, The history of the European Union
(http://europa.eu/abc/history/index_en.htm);
 Europa.eu, 2000-today: A decade of further expansion, The history of the European Union
(http://europa.eu/abc/history/2000_today/index_en.htm);
Statistical Office of the European Communities, Total population
(http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1);
 Europa.eu, Enlargement strategy 2007-2008: Summary
(http://europa.eu/legislation_summaries/enlargement/ongoing_enlargement/index_en.htm);
 Enlargement process: Consolidation, Conditions, Communication. Roadmap for the Western Balkans (2005)
(http://europa.eu/legislation_summaries/enlargement/ongoing_enlargement/e50021_en.htm).

Economic Integration

From its inception, the EU has had the fundamental objective, like its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free

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movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, and promoting economic efficiency, and a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunications and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “European passport”, which enables financial institutions to provide financial services throughout the common market based on a single license obtained in one Member State. Another important policy area for the EU has been agriculture. Subsidies to this sector make up more than 40% of the EU’s budget. The EU also promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU.

The financial framework for the enlarged EU for the period from 2007 until 2013 was formally adopted on May 17, 2006, with an Interinstitutional Agreement (“IIA”) signed by the European Parliament (the “Parliament”), the Council of the European Union (the “Council”) and the European Commission. Among other things, the IIA defines maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the IIA defines an annual maximum amount for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2010 EU budget, which was adopted by the Parliament on December 17, 2009, amounts to EUR 141.4 billion in commitment appropriations and EUR 122.9 billion in payment appropriations. The amount of commitment appropriations corresponds to 1.20% of the EU gross national income, while the amount of payment appropriations corresponds to 1.04% of the EU gross national income.

Sources: Europa.eu, What does the EU do?
(http://europa.eu/abc/12lessons/lesson_5/index_en.htm);
Europe.eu, The single market
(http://europa.eu/abc/12lessons/lesson_6/index_en.htm);
 European Commission, Banking
(http://ec.europa.eu/internal_market/bank/index_en.htm);
 European Commission, A Financial Framework for the enlarged Union (2007-2013),
Financial Programming and Budget
(http://ec.europa.eu/budget/prior_future/fin_framework_en.htm);
Official Journal of the European Union, Interinstitutional Agreement between the European Parliament, the Council and the Commission on budgetary discipline and sound financial management (2006/C 139/01)
(http://eur-lex.europa.eu/LexUriServ/site/en/oj/2006/c_139/c_13920060614en00010017.pdf);
European Commission, The current year, Financial Programming and Budget
(http://ec.europa.eu/budget/budget_detail/current_year_en.htm).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the 12 Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia joined the euro area as the thirteenth Member State on January 1, 2007; and Malta and Cyprus followed on January 1, 2008. On January 1, 2009, Slovakia adopted the euro as legal tender. The EMU thus currently comprises 16 Member States.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro, assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: The European Union, Treaty on European Union
(http://eur-lex.europa.eu/en/treaties/dat/11992M/htm/11992M.html);
The European Central Bank, Economic and Monetary Union (EMU)
(http://www.ecb.int/ecb/history/emu/html/index.en.html);
 The European Central Bank, The first ten years
(http://www.ecb.int/ecb/10ann/html/index.en.html);
 The European Central Bank, The euro cash changeover is progressing smoothly in all euro area countries, press release of January 2, 2002
(http://www.ecb.int/press/pr/date/2002/html/pr020102.en.html)

To ensure continuous budgetary discipline in the EMU, the Member States agreed on the main elements of a Stability and Growth Pact (the “Pact”) in 1996. According to the Pact, which was slightly

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modified in 2005, Member States must pursue a medium-term objective of ensuring the long-term sustainability of public finances and minimizing the risk of any Member State’s government deficit exceeding the reference value of 3% of its gross domestic product (“GDP”) under the Maastricht Treaty.

Under the Maastricht Treaty, implementing regulations and the Pact, a Member State whose general government deficit exceeds the reference value of 3% of its GDP becomes subject to the Excessive Deficit Procedure (“EDP”). The EDP provides that the Economic and Finance Affairs Council (the “Ecofin Council”) decides whether an excessive deficit has been incurred. The Ecofin Council is a meeting of the Council composed of Economics and Finance Ministers of the Member States. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the European Commission, suggests corrective measures aimed at a deficit reduction and then reviews the corrective measures taken by the Member State. If it determines that such corrective measures are not adequate, the Maastricht Treaty and the Pact provide for a wide range of remedies. For those Member States whose currency is the euro, this process could ultimately lead to the imposition of annual financial penalties of as much as 0.5% of a Member State’s GDP. Financial penalties may not be imposed, however, until the end of a further review period. Furthermore, the Pact provides that the 3% limit may be exceeded without triggering an EDP provided that the deficit is considered to be exceptional and temporary, for example, in the event of a severe economic downturn (i.e., a recession), a longer period of weak growth or an unusual event outside the control of the Member State concerned (e.g., a significant natural disaster or a war having an impact on that Member State) and the deficit ratio remains close to the 3% threshold.

Moreover, in judging whether a deficit is excessive and whether a Member State must implement corrective measures, the Ecofin Council relies on an indicative list of relevant factors that has been agreed upon by the Member States. This list includes, among other factors, the costs of implementing policies according to the EU Strategy for Growth and Jobs (Lisbon Strategy); high financial contributions aimed at fostering international solidarity and achieving European policy goals, notably European unification; and costs of pension reform.

As a consequence of the global economic and financial crisis, nearly all Member States breached the 3% of GDP deficit reference value in 2009. With the exception of Bulgaria, Finland, Denmark, Luxembourg, Cyprus, Sweden and Estonia, all EU Member States, including Germany, are currently subject to the EDP. According to the European Commission’s regular spring forecast published in May 2010, as well as its assessments of stability and convergence programs published in early 2010, the general government deficits of most Member States are also expected to exceed the deficit reference value in 2010.

After Greece had experienced serious difficulties in accessing the financial markets to obtain new borrowings, the Member States that form the euro area (the “Euro Area Member States”) determined that the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs. In April 2010, the Euro Area Member States agreed upon the terms of financial support that was to be given to Greece, when needed. On April 23, 2010, the Greek government requested the activation of the financial support mechanism. Following the request by the Greek government and an agreement reached on May 2, 2010, the other Euro Area Member States agreed to provide Greece with stability support in the form of pooled bilateral loans in the amount of up to EUR 80 billion over a period of three years parallel to a loan facility provided by the IMF in the amount of up to EUR 30 billion. In order to establish incentives for Greece to return to market financing, the Euro Area Member States’ loan facility will be granted with non-concessional interest rates. The German share amounts to up to approximately EUR 22.3 billion.

Furthermore, on May 10, 2010, the Council of the European Union and the Member States decided on a comprehensive package of measures to address the risk of contagion in an environment of fragile financial markets and to preserve financial stability in Europe. This package includes a European financial stabilization mechanism with a total volume of up to EUR 500 billion and is complemented by a commitment to accelerate fiscal consolidation. The activation of the European financial stabilization mechanism is subject to strong conditionality with the funding being provided on terms and conditions similar to those required by the IMF. This mechanism is designed to stay in place for as long as is needed. Of the total volume of EUR 500 billion, up to EUR 60 billion is foreseen in the context of a joint EU/IMF support package. In addition, the Euro Area Member States stand ready to complement such resources with up to EUR 440 billion through a special purpose vehicle that is guaranteed on a pro rata basis by participating Member States in a coordinated manner and that will expire after three years, respecting their national constitutional requirements. The IMF will participate in financing arrangements and is expected to provide at least

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half as much as the EU contribution through its usual facilities in line with recent European programs. At the same time, the Council of the European Union and the Member States pledged to work urgently on reforms to complement the existing framework to ensure financial sustainability and underlined the need to make rapid progress on financial market regulation and supervision.

Germany recorded a deficit of 3.3% in 2009. According to the January 2010 update of the German stability program, Germany’s general government deficit will increase to 5½% of GDP in 2010, but will decline to 4½% of GDP in 2011 (for further information see “Public Finance—Germany’s General Government Deficit/Surplus, the Stability Program and the Excessive Deficit Procedure”).

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusions
(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/96/8&format=HTML&aged=1&language=EN&guiLanguage=en);
Treaty of Maastricht on European Union
(http://europa.eu/legislation_summaries/economic_and_monetary_affairs/institutional_and_economic_framework/treaties_maastricht_en.htm);
 European Commission, Economic and Financial Affairs, Stability and Growth Pact
(http://ec.europa.eu/economy_finance/sgp/index_en.htm); European Commission, The corrective arm: the excessive deficit procedure
(http://europa.eu/legislation_summaries/economic_and_monetary_affairs/stability_and_growth_pact/l25020_en.htm);
European Commission, European Economic Forecast, Spring 2010
(http://ec.europa.eu/economy_finance/publications/european_economy/2010/pdf/ee-2010-2_en.pdf);
 European Commission, Commission assesses Stability and Convergence Programmes of fourteen Member States, press release of March 17, 2010
(http://europa.eu/rapid/pressReleasesAction.do?reference=IP/10/288);
 European Commission, Commission assesses stability and convergence programmes of ten EU Member States, press release of March 24, 2010
(http://europa.eu/rapid/pressReleasesAction.do?reference=IP/10/346&format=HTML&aged=0&language=EN&guiLanguage=en);
European Commission, Commission assesses Stability Programme of Greece, press release of February 3, 2010
(http://europa.eu/rapid/pressReleasesAction.do?reference=IP/10/116);
 European Commission, Economic and Financial Affairs, Overview of ongoing excessive deficit procedures
(http://ec.europa.eu/economy_finance/sgp/deficit/countries/index_en.htm);
 Statement on the support to Greece by Euro area Members States, press release of April 11, 2010
(>http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/10/123&format=HTML&aged=0&language=EN&guiLanguage=en);
 Statement of the heads of state or government of the euro area of May 7, 2010
(http://ec.europa.eu/commission_2010-2014/president/news/speeches-statements/pdf/114295.pdf);
 Bundesregierung, Griechenland-Hilfe beschlossen, May 7, 2010
(http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2010/05/2010-05-07-griechenland.html);
 IMF, IMF Approves €30 Bln Loan for Greece on Fast Track, May 9, 2010
(http://www.imf.org/external/pubs/ft/survey/so/2010/NEW050910A.htm);
Council of the European Union, Extraordinary Council meeting, Economic and Financial Affairs, Brussels 9/10 May 2010, press release
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/114324.pdf);
 Statistisches Bundesamt, Government deficit ratio for 2009 amounting to 3.3%, press release of February 24, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/02/PE10__062__813.psml);
Bundesministerium der Finanzen, Germany Stability Programme January 2010 Update
(http://ec.europa.eu/economy_finance/sgp/pdf/20_scps/2009-10/01_programme/de_2010-02-09_sp_en.pdf).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution that would set out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens, by introducing more direct democratic processes and transparency into the governance of the EU. The European constitution was signed by the heads of state and government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a precondition to its entry into force. After the failure of referendums on ratification held in France and the Netherlands, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the heads of state and government and the foreign ministers in Lisbon on December 13, 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the Constitution, while modifying or leaving out certain controversial topics. It entered into force on December 1, 2009.

Sources: Europa.eu, How does the EU work?, Europe in 12 lessons
(http://europa.eu/abc/12lessons/lesson_4/index_en.htm);
Europa.eu, Institutional Reform of the European Union: Main dates
(http://europa.eu/institutional_reform/chronology/index_en.htm);
Official Journal of the European Union, 2004/C 310/01
(http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2004:310:SOM:EN:HTML);
 European Council, Declaration by the Heads of State or Government of the Members States of the European Union, June 18, 2005
(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged=0&language=EN&guiLanguage=en);
 European Council, The Brussels European Council - June 21 and 22, 2007
(http://europa.eu/legislation_summaries/other/constitution_european_council_2007_en.htm);

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Europa.eu, Treaty of Lisbon: The treaty at a glance
(http://europa.eu/lisbon_treaty/glance/index_en.htm);
 Europa.eu, Treaty of Lisbon: News
(http://europa.eu/lisbon_treaty/index_en.htm).

Statistical Disclosure Standards of the International Monetary Fund

The Federal Republic currently meets the Special Data Dissemination Standard (“SDDS”) of the IMF relating to coverage, periodicity and timeliness of economic data. Although subscription by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2009, its GDP expressed at current prices was EUR 2,407.2 billion, compared to EUR 2,495.8 billion in 2008, which represents a decrease of 3.5%. Real GDP decreased by 5.0% compared to 2008 but exceeded the 1991 level by 22.7%. 1991 represents the first full year after German reunification on October  3, 1990. The growth in GDP since 1991 has been largely driven by gains in productivity, as real GDP per employee has risen by 17.7% since 1991. In calculating real GDP, the Federal Statistical Office uses a chain index based on the previous year’s prices. In 2009, GDP per capita at current prices was EUR 29,410, while GDP per employee at current prices was EUR 59,784.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2009, financial, renting and business activities accounted for 31.0% (1991: 23.3%), and other public and private service activities accounted for 24.0% (1991: 20.8%) of gross value added, measured at current prices, while the share of trade and transport services, including hotel and restaurant services as well as communication services, amounted to 17.6% (1991: 17.9%). The production sector (excluding construction) generated 22.0% of gross value added compared to 30.6% in 1991. Construction contributed 4.6% (1991: 6.0%) to gross value added, and agriculture, forestry and fishing accounted for 0.8% of gross value added (1991: 1.4%).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2009 (March 2010), Table 2.2.1.

In 2009, private consumption totaled 58.8% of nominal GDP, gross capital formation amounted to 17.0%, and government consumption equaled 19.7%. Exports and imports of goods and services accounted for 40.8% and 36.2% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 4.6% of GDP in 2009.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2009 (March 2010), Table 2.3.1.

In 2009, real GDP decreased by 5.0% compared to 2008. This decrease represented the most severe economic downturn since the Second World War. Net exports reduced economic growth in 2009 by 3.0 percentage points. The negative growth contribution of foreign trade was due to the sharp decrease in exports by 14.2% (compared to a 2.9% increase in 2008), while imports declined by 8.9% on a price-adjusted basis (2008: +4.3%). Nevertheless, exports measured at current prices still reached EUR 982.3 billion and imports stood at EUR 872.3 billion. Gross fixed capital formation in machinery and equipment also decreased significantly in 2009 (in real terms: -20.5% compared to +3.3% in 2008), and gross fixed capital formation in construction fell by 0.8%. Final consumption expenditure of general government rose by 3.0% in 2009 upon price adjustment, and final consumption expenditure of households rose by 0.2% on a price-adjusted basis compared to 2008.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2009 (March 2010), Tables 2.3.1, 2.3.2 and 2.3.10.; Statistisches Bundesamt, Statistisches Jahrbuch 2009, Table 24.2.

The rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency) increased from 7.8% in 2008 to 8.2% in 2009. Based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition”, the unemployment rate increased from 7.2% in 2008 to 7.6% in 2009. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor”. Inflation as measured by the percentage increase in the national consumer price index (“CPI”) decelerated from 2.6% in 2008 to 0.4% in 2009. This was mainly due to the decline in prices for energy
(-5.4%), food (-1.3%)

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and education (-4.1%). General government debt increased by EUR 116.0 billion in 2009 and stood at EUR 1,762.2 billion at year-end 2009.

Sources: Bundesagentur für Arbeit, Monatsbericht März 2010, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Table 2.1.11; Statistisches Bundesamt, Fachserie 17, Reihe 7 – Februar 2010 (March 2010), Table 1.1 and 1.2; Statistisches Bundesamt, Consumer prices in 2009: +0.4% on 2008, press release of January 14, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Preise/CPI,templateId=renderPrint.psm);
 Eurostat, Euro area and EU27 government deficit at 6.3% and 6.8% of GDP respectively, press release of April 22, 2010
(http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-22042010-BP/EN/2-22042010-BP-EN.PDF).

The growth prospects for Germany’s export-oriented economy have improved due to a recovery of global demand as well as the stimulus measures taken by the German government. In its spring forecast published in April 2010, the Federal Government projected that real GDP in Germany will grow by 1.4% in 2010. About two thirds of the forecasted rise in real GDP for 2010 is expected to be attributable to the positive growth contribution of net exports. Real exports and imports are expected to increase by 6.8% and 4.9%, respectively, compared to 2009. With the continued impetus from foreign trade, investment activity is likely to increase in the second half of 2010. Accordingly, gross fixed capital formation is projected to grow by 2.1% in 2010. German enterprises are expected to increase real gross fixed capital formation in machinery and equipment by 3.1%, and real gross fixed capital formation in construction is projected to rise by 1.0%. Government consumption, which was a stabilizing factor in 2009, is expected to further increase by 1.6% in 2010, while private consumption is expected to decline by 0.6% (both in real terms). However, private consumption expenditures should benefit from the Federal Government’s stimulus measures and are expected to slightly recover in the course of the year. The Federal Government expects that unemployment (according to the national definition) will equal approximately 3.4 million persons on average in 2010, which would constitute a rise of 10,000 registered unemployed persons compared to 2009.

Sources: Bundesministerium für Wirtschaft und Technologie, Frühjahrsprojektion 2010, press release of April 21, 2010
(http://www.bmwi.de/BMWi/Navigation/Presse/pressemitteilungen,did=339206.html);
Bundesministerium für Wirtschaft und Technologie, Eckwerte-Tabelle zur Frühjahrsprojektion 2010 der Bundesregierung
(http://www.bmwi.de/BMWi/Redaktion/PDF/F/fruehjahrsprojektion-eckwerte-tabelle-2010)

The following table shows selected key economic figures for the Federal Republic for the past five years.

KEY ECONOMIC FIGURES

	2009	2008	2007	2006	2005

	(EUR in billions)
GDP – at current prices	2,407.2	2,495.8	2,428.2	2,325.1	2,242.2
(change from previous year in %)	-3.5	2.8	4.4	3.7	1.4
GDP – price-adjusted, chain-linked index
(2000=100), not adjusted for calendar effects	104.8	110.3	108.9	106.3	103.0
change from previous year in %)	-5.0	1.3	2.5	3.2	0.8
GDP – price-adjusted, chain-linked index
(2000=100), adjusted for calendar effects	104.7	110.1	109.1	106.3	102.8
(change from previous year in %)	-4.9	1.0	2.6	3.4	0.9
Unemployment rate (ILO definition)
(in %) (1)	7.6	7.2	8.3	9.8	10.6
Rate of inflation
(year-to-year change in consumer price index (CPI) in %)	0.4	2.6	2.3	1.6	1.5
Balance of payments - current account	119.2	167.0	185.1	150.1	114.6
General government debt (2)	1,762.2	1,646.2	1,578.8	1,571.7	1,524.4

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Deutsche Bundesbank, Monatsbericht April 2010, Tables IX.1 and XI.2; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2009 (February 2010), Tables 1.1 and 1.10; Statistisches Bundesamt, Consumer Prices, Consumer price index for Germany (2005=100) – % change on the previous year, last updated on April 13, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/BasicData/Content100/vpi101j,templateId=renderPrint.psml);
 Eurostat, Euro area and EU27 government deficit at 6.3% and 6.8% of GDP respectively, press release of April 22, 2010
(http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-22042010-BP/EN/2-22042010-BP-EN.PDF).

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Economic Policy

General

The Federal Government’s foremost economic policy objectives are to promote economic growth and employment. In addition, the Federal Government seeks to modernize the German economy and German society on every level in order to face successfully the challenges resulting from European integration, globalization and the emergence of a knowledge-based economy. The Federal Government believes that achieving these objectives is also necessary to further improve the Federal Republic’s position as a business location that is able to compete globally for capital, ideas and innovation.

In recent years, the Federal Government carried out major structural reforms in order to enhance the flexibility and adaptivity of the German economy and to increase the attractiveness of Germany as a business location. With effect from January 1, 2008, the reform of corporate and other general business taxation reduced the average overall tax burden on companies in Germany to just below 30%. The same law introduced a flat rate tax of 25%, effective as of January 1, 2009, on all capital gains and proceeds from the sale of private capital assets. In addition, with effect from January 1, 2010, the basic income tax allowance was increased (for further information see “Public Finance—Tax Structure—Recent and Pending Tax Reform Measures”).

Sources: Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP
(http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf);
Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2010
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2010).

Stimulus Packages

Since fall 2008, the significant deterioration of global economic conditions has been determining the agenda of the Federal Government’s economic policy. The Federal Government has generally decided to accept the negative impact of the adverse economic trend on the public budget and to permit automatic stabilizers, such as cyclical tax shortfalls and rising unemployment compensation, to take full effect. It has, however, also decided to introduce measures aimed at stimulating demand, while simultaneously enhancing long-term growth potential. In total, the Federal Government’s measures to support and stimulate the economy in 2009 and 2010 amount to approximately EUR 100 billion, including approximately EUR 8 billion in tax shortfalls in connection with the retroactive reinstatement of the commuter tax allowance (Pendlerpauschale) as a result of a decision of the Federal Constitutional Court. This corresponds to 2% of GDP in each of 2009 and 2010.

The first series of measures, which provides a total stimulus of EUR 32 billion in 2009 and 2010, was adopted between October and December 2008 and includes the “Package of measures to reduce tax burdens, stabilize social insurance contributions and invest in families” and the 15-point program “Securing jobs by strengthening growth.” These measures seek to stimulate private and public investments by reducing the tax burdens on private citizens and businesses. To support the labor market, the maximum drawing period for short-time work benefit was extended from 12 to 18 months. Moreover, in order to prevent a large-scale disruption in credit supply, KfW’s lending programs for small- and medium-sized enterprises have been supplemented by an additional special loan program (KfW Sonderprogramm).

In light of the continuing negative global economic and financial conditions, characterized by a significant decline in demand and production, the implementation of further measures became necessary with a view to stabilizing growth. In February 2009, the legislature adopted an additional package of measures entitled “Pact for employment and stability in Germany” which, in the aggregate, provides for additional expenditures and revenue shortfalls of approximately EUR 51 billion for the general government budgets for 2009 and 2010. Key measures include: public investments in educational infrastructure and other infrastructure; supplying credit to businesses (including by means of extending the KfW Sonderprogramm established under the first series of measures for larger companies); fostering innovation and targeting specific sectors (including the motor vehicle sector, by introducing an environmental bonus for scrapping older vehicles (Abwrackprämie) and purchasing new low-emission replacement vehicles in 2009); securing employment and promoting skills; reducing taxes and social contributions; and a commitment to sustainable fiscal policy called the “debt brake” (Schuldenbremse). The debt brake imposes a constitutional limit on net borrowing: under normal economic conditions, the structural deficit of the Federal Government may not exceed 0.35% of nominal GDP from 2016

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onwards and the budgets of the Länder are to be balanced structurally from 2020 onwards. The constitutional amendment necessary for the implementation of this measure came into effect in August 2009.

In December 2009, the newly elected Federal Government introduced the Growth Acceleration Act (Wachstumsbeschleunigungsgesetz), which contains an additional package of measures aimed at strengthening the economic recovery. These measures became effective at the beginning of 2010 and further reduce the tax burden on companies and private households to encourage consumption and investment. The tax relief in 2010 adds up to more than EUR 6 billion.

For information on government measures to stabilize Germany’s financial system, see “Monetary and Financial System—Policy Response to the Global Economic and Financial Crisis—Financial Market Stabilization Fund”. For information on the federal budget, see “Public Finance”.

Sources: Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2010
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2010);
 Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2009
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2009);
 Bundesministerium der Finanzen, Addendum to the Update of the German Stability Programme
(http://ec.europa.eu/economy_finance/publications/publication13915_en.pdf);
Bundesministerium der Finanzen, German Stability Programme January 2010 Update
(http://ec.europa.eu/economy_finance/sgp/pdf/20_scps/2009-10/01_programme/de_2010-02-09_sp_en.pdf);
 Bundesamt für Wirtschaft und Ausfuhrkontrolle, Umweltprämie
(http://www.bafa.de/bafa/de/wirtschaftsfoerderung/umweltpraemie/index.html);
Bundesministerium der Finanzen, Gesetz zur Beschleunigung des Wirtschaftswachstums
(http://www.bundesfinanzministerium.de/nn_82/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/044__a,templateId=raw,property=publicationFile.pdf);
 Bundesministerium der Finanzen, Gesetz zur Sicherung von Beschäftigung und Stabilität in Deutschland
(http://www.bundesfinanzministerium.de/nn_82/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/031__Konjunkturpaket__2__anl,templateId=raw,property=publicationFile.pdf).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2009	2008	2007	2006	2005	2009	2008	2007	2006

	(EUR in billions)					(change in %)
Domestic uses	2,297.3	2,340.1	2,256.5	2,192.6	2,123.3	-1.8	3.7	2.9	3.3
Final private consumption	1,414.7	1,409.7	1,375.4	1,356.3	1,325.4	0.4	2.5	1.4	2.3
Final government consumption	473.1	451.8	435.6	426.3	419.6	4.7	3.7	2.2	1.6
Gross fixed capital formation	430.6	474.7	455.5	422.8	390.1	-9.3	4.2	7.7	8.4
Machinery and equipment	158.2	201.8	196.5	178.4	161.3	-21.6	2.7	10.2	10.6
Construction	245.2	245.0	231.5	217.9	203.4	0.1	5.8	6.3	7.1
Other products	27.3	27.9	27.5	26.6	25.4	-2.2	1.6	3.4	4.7
Changes in inventories (1)	-21.2	3.9	-10.0	-12.7	-11.8	—	—	—	—
Net exports (1)	109.9	155.7	171.7	132.5	118.9	—	—	—	—
Exports	982.3	1,179.4	1,139.5	1,054.9	921.8	-16.7	3.5	8.0	14.4
Imports	872.3	1,023.7	967.8	922.5	802.9	-14.8	5.8	4.9	14.9

Gross domestic product	2,407.2	2,495.8	2,428.2	2,325.1	2,242.2	-3.5	2.8	4.4	3.7

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2009 (February 2010), Tables 3.1 and 3.9.

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STRUCTURE OF GDP – ORIGIN

	2009	2008	2007	2006	2005	2009	2008	2007	2006

	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,150.7	2,239.2	2,176.6	2,097.2	2,023.9	-4.0	2.9	3.8	3.6
Agriculture, forestry and fishing	18.1	20.3	20.7	17.9	17.5	-10.9	-2.0	15.5	2.2
Production sector (excluding construction)	473.8	572.7	568.4	545.8	509.8	-17.3	0.8	4.1	7.1
Construction	98.2	95.2	88.3	82.1	80.1	3.1	7.9	7.6	2.4
Trade and transport (1)	378.2	397.4	379.6	368.1	357.5	-4.8	4.7	3.1	3.0
Financial, renting and business activities	666.5	659.2	639.4	613.3	593.7	1.1	3.1	4.3	3.3
Other public and private service activities	516.0	494.5	480.3	470.0	465.3	4.4	2.9	2.2	1.0
Taxes on products offset against subsidies on products	256.5	256.6	251.6	227.9	218.3	-0.0	2.0	10.4	4.4

Gross domestic product	2,407.2	2,495.8	2,428.2	2,325.1	2,242.2	-3.5	2.8	4.4	3.7

(1)	Including hotel and restaurant services as well as communication services.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2009 (February 2010), Tables 1.13 and 2.1.

Sectors of the Economy

Production Sector

The production sector of the Federal Republic grew rapidly after 1945. The main cause for this development was the transition from a state-controlled economy to a social market economy, in which state intervention is limited to furthering social welfare and creating favorable economic conditions. Following German reunification in 1990, industry in the eastern Länder, i.e., the former German Democratic Republic (“GDR”), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. It is geographically concentrated in the western Länder of North-Rhine Westphalia, Bavaria and Baden-Württemberg. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2009, the production sector’s aggregate contribution to gross value added at current prices was 22.0% (excluding construction) and 26.6% (including construction). The production sector (excluding construction) was particularly adversely affected by the global economic and financial crisis: In 2009, real gross value added shrank by 17.2% year-on-year.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (March 2010), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Tables 2.2.1, 2.2.2 and 3.2.1.

The following table shows the output of the production sector in index form using 2005 as the base year for each of the years indicated.

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OUTPUT IN THE PRODUCTION SECTOR (1)
(2005 = 100)

	2009 (2)	2008	2007	2006	2005

Production sector, total	93.8	111.5	111.6	105.4	99.7
Industry (3)	93.2	113.4	113.1	105.8	99.6
of which:
Intermediate goods (4)	93.2	114.2	114.6	107.1	99.7
Capital goods (5)	90.8	116.8	114.9	106.0	99.6
Durable goods (6)	87.6	104.0	108.4	107.3	99.7
Nondurable goods (7)	100.7	104.4	105.8	101.7	99.6
Energy (8)	90.1	95.6	98.2	101.0	100.1
Construction (9)	108.2	108.3	108.9	105.8	99.5

(1)	Adjusted for working-day variations.
(2)	Provisional figures.
(3)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(4)	Including mining and quarrying except energy-producing goods.
(5)	Including manufacture of motor vehicles and components.
(6)	Consumption goods that have a long-term use, such as furniture.
(7)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(8)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(9)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht April 2010, Table X.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises trade and transport services (including hotel and restaurant services as well as communications services), financial, renting and business activities as well as other public and private service activities, has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2009, the sector’s aggregate contribution to gross value added at current prices rose significantly to 72.6% (after 62.0% in 1991). Within the services sector, the segment of financial, renting and business activities represents the largest segment in terms of contribution to total gross value added at current prices, contributing 31.0% in 2009.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Table 2.2.1.

Employment and Labor

In 2009, the average unemployment rate according to the national definition was 8.2%, compared to 7.8% in 2008. Under the ILO definition, the average unemployment rate was 7.6% in 2009 compared to 7.2% in 2008. Under both definitions, the average unemployment rate in 2009 increased only moderately, despite the deep recession, from the rate in 2008, which was the lowest level of unemployment since 1992.

The relatively strong labor market in 2009 was, to a large extent, attributable to favorable rules regarding the use of short-time work that the Federal Government adopted as a part of the stimulus packages: In 2009, among other things, the maximum period of short-time work has been extended from 6 to 24 months. For applications that are filed in 2010, the maximum period has been reduced to 18 months.

The number of persons resident in Germany who were either employed or self-employed in 2009 was approximately 40.2 million, which represents a decrease of 0.1% compared to 2008.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2009, Table 9.1
(http://www.pub.arbeitsagentur.de/hst/services/statistik/000100/html/monat/200912.pdf);
 Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Table 2.1.11.; Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2010
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2010).

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The following table shows data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, particularly in the eastern Länder, are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2009	2008	2007	2006	2005

Employed in thousands)-ILO definition	40,171	40,220	39,656	38,996	38,741
Unemployed in thousands)-ILO definition (1)	3,295	3,141	3,602	4,250	4,573
Unemployment rate in %)-ILO definition	7.6	7.2	8.3	9.8	10.6
Unemployed in thousands)-national definition (2)	3,423	3,268	3,777	4,487	4,861
Unemployment rate in %)-national definition (3)	8.2	7.8	9.0	10.8	11.7

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week). From 2005, unemployed persons include former recipients of social assistance who are able to work.
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2009, Table 9.1
(http://www.pub.arbeitsagentur.de/hst/services/statistik/000100/html/monat/200912.pdf);
Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2009 (February 2010), Table 1.10.

Beginning in 1989, the increase in the number of immigrants of German descent from Eastern Europe and of Germans from the former GDR resulted in an accelerated growth of the workforce and contributed, in part, to a subsequent increase in the number of registered unemployed persons. As a result of the fundamental restructuring of the eastern German economy following reunification, a significant number of employees in the eastern Länder lost their jobs. In 2009, under the national definition, the unemployment rate in the eastern Länder was 13.0%, compared to an unemployment rate of 6.9% in the western Länder.

Source: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2009, Tables 9.2 and 9.3
(http://www.pub.arbeitsagentur.de/hst/services/statistik/000100/html/monat/200912.pdf).

In 2009, gross wages and salaries per employee in Germany fell by 0.4%. This decrease is the first decline in gross wages and salaries in the history of the Federal Republic. The decrease was caused mainly by the extensive use of short-time work as well as the reduction of overtime in response to the economic crisis. Unit labor costs, which take into account changes in labor productivity, grew in 2009 by 5.6% as the decline of production did not induce an equivalent reduction of employment. As a consequence, labor productivity declined substantially. The following table shows changes in the wage level per employee and unit labor costs per hour worked for each of the years indicated by reference to 2000 figures as reflected in various economic indices.

WAGE TRENDS AND LABOR COSTS

	2009	2008	2007	2006	2005

Gross wages and salaries per employee
EUR	27,648	27,751	27,128	26,706	26,470
Change from previous year in %	-0.4	2.3	1.6	0.9	0.3
Unit labor costs per hour worked
Index (2000=100)	107.1	101.4	99.2	99.1	100.7
Change from previous year in %	5.6	2.2	0.1	-1.6	-0.8

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2009 (February 2010), Tables 2.17 and 2.20.

Approximately one-fifth of the German work force is organized in unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. Each member union typically covers employees of an entire industry, regardless of the precise type of work done by

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those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry.

The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. As a practical matter, the Tarifverträge apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, however, there is a wide range of possibilities to deviate from these agreements. Over the past years, the number of employees in companies that are subject to labor agreements has continuously declined. Many employers in the eastern Länder are no longer members of employers’ associations, in which case wages are individually negotiated, which often results in wage levels that are lower than those provided for by the Tarifverträge.

In February 2009, amendments to the Law on Posting Workers (Arbeitnehmer-Entsendegesetz) and the Law on Minimum Working Conditions (Mindestarbeitsbedingungengesetz) were adopted by the legislature. These amendments increase the possibilities of using minimum wage rules at the industry level, whereas initiatives to introduce a national statutory minimum wage were abandoned.

Source: Bundesministerium für Arbeit und Soziales, Mindestlohn-Gesetze erhalten Zustimmung, press release of February 13, 2009
(http://www.bmas.de/coremedia/generator/31204/2009_02_13_mindestlohngesetze.html).

Social Security Legislation and Social Policy

The comprehensive system of social security legislation and services in effect in the Federal Republic includes health insurance, long-term care insurance, retirement and disability pensions, unemployment benefits, child welfare programs, care for physically and mentally handicapped persons, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Most of the hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches and charitable institutions.

These social security programs are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions. The most important part of the social security system - retirement pensions, health insurance and unemployment insurance - is funded primarily through equal contributions by employers and employees.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with the contributions from current employers and employees funding payments to current retired persons. Certain persons, including members of certain professions, and civil servants, may either apply for exemption or are automatically exempted from mandatory participation in the statutory retirement pension insurance system. They may instead contribute to private pension schemes or, in the case of civil servants, benefit from special pension schemes for civil servants. The Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insurees to also sign up for designated privately funded or corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insurees may choose among a large number of statutory health insurance providers that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage. Contributions to the statutory health insurance system are based solely on the insuree’s income situation and are independent of the insuree’s gender, age and medical risk. By contrast, to date, contributions towards private health insurance coverage are mainly calculated based on the insuree’s gender, age, medical risk and the desired level of coverage.

In 2009, social security revenue, as shown in the national accounts, amounted to EUR 495.5 billion, and expenditure was EUR 507.6 billion. The social security budget thus incurred a deficit of EUR 12.1 billion in 2009, the first deficit after three years (2006 to 2008) of surpluses.

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Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. Among the important reforms of the previous government were the reforms of the health insurance and the statutory pension systems.

The health insurance reform became effective on January 1, 2009. This reform aims at increasing competition within the statutory health insurance system as well as among private health insurance providers. At the heart of the reform is the “health fund” (Gesundheitsfonds). Within the statutory health insurance system, a uniform contribution rate was introduced. The health fund collects the health care contributions and distributes them – adjusted for differences in the risk structures of the insuree pools – in equal amounts per capita among the statutory health insurance providers. An insurance provider may collect additional contributions from the insurees, if necessary, or partially refund the contributions, if possible. Additionally, health insurance was made compulsory.

The reform to the statutory retirement pension insurance system consisted of legislation adopted at the end of April 2007 to raise gradually the regular retirement age by two years to the age of 67 between 2012 and 2029. This reform constitutes an important step in meeting the growing financing needs of the statutory retirement pension insurance system required by an aging German population. With this measure, the Federal Government hopes to be able to keep the rate of contribution to the system at below 20% of gross salaries in the long run. In addition, the Federal Government continues to promote private and corporate pension schemes.

Sources: Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121
(http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf);
 Bundesministerium der Gesundheit, Gesundheitsfonds
(http://www.bmg.bund.de/cln_110/sid_5E52F310238A1F6A6983B1911F3502FF/DE/Gesundheit/Gesundheitsfonds/gesundheitsfonds_node.html?_nnn=true);
Bundesministerium für Arbeit und Soziales, Rente mit 67
(http://www.bmas.de/portal/41130/2009__12__15__rente__mit__67.html);
 Bundesministerium für Arbeit und Soziales, Fragen und Antworten zur Rente mit 67
(http://www.bmas.de/portal/41128/property=pdf/faqrentemit67.pdf).

International Economic Relations

International economic relations are of major importance to the German economy. In 2009, exports and imports of goods and services amounted to 40.8% and 36.2% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Table 2.3.13.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the World Trade Organization under the Doha Development Agenda.

Source: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO (http://www.bmwi.de/BMWi/Navigation/Aussenwirtschaft/handelspolitik-eu-wto.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as in services, as well as by remittances by foreign employees to their home countries, the Federal Republic’s net payments to the EU and various other payments. In 2009, the current account surplus totaled EUR 119.1 billion, compared to EUR 167.0 billion in 2008. The significant decline was caused predominantly by the sharp contraction of exports resulting from the global economic and financial crisis.

Source: Deutsche Bundesbank, Monatsbericht März 2010, Table XI.2.

According to calculations by the Deutsche Bundesbank, applying a broad indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 2003, fluctuating within a range of 6.3% around the average indicator value. A major part of German exports is not directly affected by the variations of the euro/U.S. dollar exchange rate as other EMU countries account for a considerable portion of German exports (43% in 2009).

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However, since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 13% between July 2008 and February 2010, breaking a long-term trend of appreciation.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2010, Tables XI.3 and XI.11; Deutsche Bundesbank, Statistics, Exchange rates, gold prices, Time series YUDM10: Indicator of the German economy’s price competitiveness against 56 trading partners / based on consumer price indices
(http://www.bundesbank.de/statistik/statistik_zeitreihen.en.php?func=row&open=devisen&tr=YUDM10).

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES) (1)

	2009	2008	2007	2006	2005

	(EUR in millions)
Current account (2)
Foreign trade (3)	135,925	178,297	195,348	159,048	158,179
Supplementary trade items	-9,226	-12,618	-9,907	-12,888	-14,057
Services (4)	-9,437	-7,031	-11,603	-13,740	-25,677
Factor income	33,797	42,617	43,506	44,893	24,896
Current transfers	-31,991	-34,303	-32,206	-27,206	-28,712

Total current account	119,069	166,963	185,137	150,106	114,630
Capital transfers and purchases/sales of intangible non-produced assets	-186	-209	110	-258	-1,369
Capital account
Total net German investment abroad (increase/capital exports-negative figure)	4,951	-233,154	-687,629	-470,072	-399,493
Total net foreign investment in Germany (increase/capital imports-positive figure)	-142,728	34,423	468,128	295,939	269,858

Total net capital export (5)	-137,777	-198,730	-219,502	-174,133	-129,635
Balance of unclassifiable transactions	18,895	31,976	34,254	24,285	16,374

(1)	Figures are subject to considerable uncertainty owing to changes in the method of data collection in foreign trade.
(2)	Foreign trade and services are recorded on the basis of exports (f.o.b.)/imports (c.i.f.) (i.e., including the freight and insurance costs of imports).
(3)	Special trade according to the official foreign trade statistics. Special trade consists principally of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and are exported. (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2008, page 469).
(4)	Excluding the freight and insurance costs included in the c.i.f. import value.
(5)	Including change of currency reserves.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2010, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

FOREIGN TRADE OF GOODS

	2009	2008	2007	2006	2005

	(EUR in millions)
Exports of goods (f.o.b.)	802,731	984,140	965,236	893,042	786,266
Imports of goods (c.i.f.)	666,806	805,842	769,887	733,994	628,087

Trade surplus	135,925	178,297	195,348	159,048	158,179

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2010, Zahlungsbilanzstatistik, Table I.1.

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The Federal Republic’s principal export goods are machinery of all kinds, motor vehicles and chemical products.

The principal import goods are computer, electronic and optical products, motor vehicles, crude petroleum and natural gas. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, bauxite, manganese, titanium, rock phosphate, tungsten and tin. The Federal Republic currently imports nearly two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2009 (1)

	Imports	Exports

	(EUR in millions)
Products of agriculture and hunting	19,999	6,593
Products of forestry	405	309
Fish and products of fishing	390	203
Coal and lignite	3,309	102
Crude petroleum and natural gas	54,948	2,562
Metal ores	4,214	66
Other mining and quarrying products	1,098	1,165
Food products	30,929	33,997
Beverages	4,091	3,846
Tobacco products	988	3,027
Textiles	7,661	8,177
Wearing apparel	21,414	11,847
Leather and related products	6,658	3,767
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	3,950	5,188
Paper and paper products	11,688	16,040
Coke and refined petroleum products	14,587	10,052
Chemicals and chemical products	48,624	73,893
Basic pharmaceutical products and pharmaceutical preparations	35,553	47,366
Rubber and plastic products	16,936	27,225
Other non-metallic mineral products	6,453	10,546
Basic metals	33,106	37,259
Fabricated metal products, except machinery and equipment	16,351	27,577
Computer, electronic and optical products	70,112	64,825
Electrical equipment	29,210	48,647
Machinery and equipment not elsewhere classified.	49,960	121,787
Motor vehicles, trailers and semi-trailers	62,056	120,486
Other transport equipment	32,164	35,719
Furniture	7,580	6,839
Energy	2,319	3,254
Other goods	77,210	75,788

Total	673,963	808,155

(1)	Preliminary data.

Source: Statistisches Bundesamt, Imports and exports (special trade) by division of national Product Classification for Production Statistics 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Aussenhandel/Handelswaren/Tabellen/Content75/EinfuhrAusfuhrGueterabteilungen,templateId=renderPrint.psml).

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2009	2008	2007

	(EUR in millions)
Exports to:
Total	802,731	984,140	965,236
of which:
France	81,941	93,718	91,665
The Netherlands	54,142	65,799	62,948
United States	53,835	71,428	73,327
United Kingdom	53,156	64,175	69,760
Italy	51,050	62,015	64,499
Austria	48,235	54,689	52,813
Belgium/Luxembourg	46,808	55,230	55,397
China (3)	36,460	34,065	29,902
Switzerland	35,324	39,027	36,373
Spain	31,296	42,676	47,631
Southeast Asia (2)	28,309	32,572	32,284
Japan	10,787	12,732	13,022
Imports from:
Total	666,806	805,842	769,887
of which:
The Netherlands	58,044	67,971	61,951
China (3)	55,447	60,825	56,417
France	54,559	63,369	62,873
United States	39,915	46,464	45,993
Italy	39,684	46,842	44,694
United Kingdom	33,174	41,646	41,966
Belgium/Luxembourg	32,092	39,959	39,455
Austria	29,084	33,180	32,091
Switzerland	28,071	31,299	29,822
Southeast Asia (2)	27,756	33,152	35,357
Spain	19,257	20,701	20,687
Japan	18,116	23,130	24,381

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported. (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2009, page 469).
(2)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.
(3)	Excludes Hong Kong.

Source: Deutsche Bundesbank, Monatsbericht März 2010, Table XI.3.

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MONETARY AND FINANCIAL SYSTEM

Background of the European System of Central Banks

The ESCB comprises of the ECB and the national central banks of the 27 Member States of the EU, while the Eurosystem consists of the ECB and the national central banks of the 16 Member States that have adopted the euro as their legal currency.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The Eurosystem’s primary objective is to maintain price stability. Without prejudice to the objective of price stability the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank - Germany’s national central bank within the ESCB - has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including acting as the Federal Government’s fiscal agent and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168; European Central Bank, Slovakia joins the Euro area, press release of January 1, 2009
(http://www.ecb.int/press/pr/date/2009/html/pr090101.en.html);
Deutsche Bundesbank, Tasks and Organisation
(http://www.bundesbank.de/aufgaben/aufgaben.en.php).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. While its overall monetary policy instruments remained unchanged, the ESCB changed its liquidity framework quite substantially in response to the global economic and financial crisis. For further information on these changes, see “—Policy Response to the Global Economic and Financial Crisis.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the Harmonized Index of Consumer Prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50; European Central Bank, The Monetary Policy of the ECB, 2004, pages 50ff.
(http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

The following table shows price trends in Germany for the periods indicated.

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PRICE TRENDS

	2009	2008	2007	2006	2005

	(change from previous year in %)
Harmonized Index of Consumer Prices (HICP)	0.2	2.8	2.3	1.8	1.9
Consumer price index (CPI)	0.4	2.6	2.3	1.6	1.5
Index of producer prices of industrial products sold on the domestic market (1)	-4.2	5.5	1.3	5.4	4.4

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Consumer Prices, Harmonized consumer price index (2005=100) - % change on the previous year, last update January 14, 2010 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/BasicData/Content50/vpi120j.psml);
 Statistisches Bundesamt, Consumer Prices, Consumer price index for Germany (2005=100) - % change on the previous year, last update March 10, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/BasicData/Content100/vpi101j,templateId=renderPrint.psml);
Deutsche Bundesbank, Monatsbericht Februar 2010, Table X.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31

	2009	2008	2007	2006	2005
	(EUR in millions)
Gold	83,939	68,194	62,433	53,114	47,924
Foreign currency balances	25,977	27,705	27,694	28,640	33,708
IMF
Reserve position and special drawing rights	15,626	3,285	2,418	3,011	4,549

Total	125,541	99,185	92,545	84,765	86,181

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2010, Table XI.9.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The 16 Member States participating in the EMU have transferred foreign reserve assets in an aggregate amount equivalent to approximately EUR 40.2 billion to the ECB, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the 16 participating Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74
(http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf);
European Central Bank, Annual Report 2009, page 215
(http://www.ecb.de/pub/pdf/annrep/ar2009en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

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EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2009	2008	2007	2006	2005

	(EUR in billions)
Deutsche Bundesbank
Assets	323.3	230.8	179.5	104.4	130.3
Liabilities	9.1	30.2	16.0	4.8	6.3

Net position	314.2	200.6	163.5	99.6	124.0
Banks
Loans to foreign banks	1,277.4	1,446.6	1,433.5	1,266.9	1,038.8
Loans to foreign non-banks	815.7	908.4	908.3	777.0	712.0
Loans from foreign banks	652.6	703.3	738.9	689.7	651.7
Loans from foreign non-banks	216.3	286.1	303.1	310.1	316.4

Source: Deutsche Bundesbank, Monatsbericht Februar 2010, Tables IV.4 and XI.9.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the past five years.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2009	2008	2007	2006	2005

U.S. dollars per euro	1.3948	1.4708	1.3705	1.2556	1.2441
Pound sterling per euro	0.89094	0.79628	0.68434	0.68173	0.68380
Japanese yen per euro	130.34	152.45	161.25	146.02	136.85
Swiss franc per euro	1.5100	1.5874	1.6427	1.5729	1.5483

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monthly Report February 2010, Table XI.11.

Financial System

As of January 31, 2010, 1,938 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 7,525.5 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included 277 commercial banks (with an aggregate balance sheet total of EUR 2,223.9 billion), 431 savings banks (with an aggregate balance sheet total of EUR 1,064.9 billion) and their ten regional institutions (including nine Landesbanken and Deka-Bank Deutsche Girozentrale, the central asset managing institution of the German savings banks and Landesbanken, with an aggregate balance sheet total of EUR 1,449.8 billion), 18 special-purpose credit institutions (including KfW, KfW IPEX-Bank and promotional banks of the federal states with an aggregate balance sheet total of EUR 886.3 billion), 1,157 credit cooperatives (with an aggregate balance sheet total of EUR 688.9 billion) and their two central institutions (with an aggregate balance sheet total of EUR 253.5 billion), 18 mortgage banks (with an aggregate balance sheet total of EUR 763.3 billion) and 25 building and loan associations (with an aggregate balance sheet total of EUR 194.8 billion). Also included in this classification are the 147 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 812.4 billion.

The Deutsche Bundesbank also publishes separate data for the four German “big banks” (Großbanken) as a subcategory of commercial banks that operate nationwide. As of January 31, 2010, these four big banks reported an aggregate balance sheet total of EUR 1,308.9 billion. In early 2009, two major transactions within the German financial sector were finalized, in which four of the formerly five big banks participated. On January 12, 2009, Commerzbank AG (“Commerzbank”), Germany’s second largest bank in terms of total assets, announced that it had completed a 100% takeover of Dresdner Bank AG. On February 25, 2009, Deutsche Bank AG, Germany’s largest bank in terms of total assets, announced that it had acquired a stake of

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25% plus one share in Deutsche Postbank AG, which provides it with a blocking minority for certain material corporate decisions.

Sources: Deutsche Bundesbank, Monatsbericht März 2010, Table IV.2; Deutsche Bundesbank, Statistik der Banken und sonstigen Finanzinstitute, Richtlinien und Kundensystematik, Januar 2010, Statistische Sonderveröffentlichung 1, pages 641, 643 and 644 (http://www.bundesbank.de/download/statistik/stat_sonder/statso1_12verzeich.pdf);
 Deutsche Bank AG, Deutsche Bank and Deutsche Post close Postbank transaction, press release of February 25, 2009
(http://www.deutsche-bank.de/ir/de/content/ir_informationen_2009_7277.htm);
 Commerzbank AG, Commerzbank: Dresdner Bank takeover closed, press release of January 12, 2009
(https://www.commerzbank.de/en/hauptnavigation/presse/archiv_/presse_mitteilungen/2009/quartal_09_01/presse_archiv_detail_09_01_5068.html).

The German Banking Act regulates all banks except for the Deutsche Bundesbank and KfW (although it may regulate subsidiaries of KfW). German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

The Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to guarantee the proper functioning, stability and integrity of the German financial system. The BaFin operates exclusively in the public interest. It seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of the banking sector by the BaFin. A new supervisory guideline, which clarifies the assignment of tasks between the two authorities, entered into force in February 2008. According to these guidelines, the BaFin is responsible for all supervisory measures, while most of the ongoing operational tasks in banking supervision are assigned to the Deutsche Bundesbank.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen
(http://www.gesetze-im-internet.de/kredwg/index.html);
 Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions
(http://www.bafin.de/nn_721302/EN/BaFin/Functions/functions__node.html?__nnn=true);
 Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002
(http://www.bundesbank.de/download/presse/pressenotizen/2002/20021104bbk1_en.pdf);
Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie - Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), February 21, 2008 (http://www.bafin.de/cln_171/nn_723146/SharedDocs/Aufsichtsrecht/DE/Richtlinien/rl__080221__aufsichtsrichtlinie.html).

In light of the recent experience gained from the global economic and financial crisis, political leaders, together with regulatory and supervisory authorities, have started a process of revising and adapting the regulatory framework of banks and other financial market participants. Proposals were made and initiatives started by the Group of Twenty (G-20), the Financial Stability Board, the Basel Committee on Banking Supervision, the European Commission and the responsible national authorities.

At the level of the European Union, these measures include, among other things, further amendments to the Capital Requirements Directive, a Regulation on Credit Rating Agencies, a proposed Directive on Alternative Investment Fund Managers, and a proposal for the installation of a new financial services supervisory infrastructure in the European Union, including the creation of a new “European Systemic Risk Council” for macro-prudential supervision and a new “European System of Financial Supervisors” for micro-prudential supervision.

At the national level, recent measures include, among other things, an amendment to the Deposit Guarantee and Investor Compensation Act (Gesetz zur Änderung des Einlagensicherungs- und Anlegerentschädigungsgesetzes und anderer Gesetze), the Strengthening of the Financial Markets and Insurance Oversight Act (Gesetz zur Stärkung der Finanzmarkt- und der Versicherungsaufsicht) that grants the BaFin a more extensive right to intervene in times of crisis and provides it with better preventative authority, a further refinement and extension of the minimum requirements for risk management by the BaFin, further requirements for sound compensation practices and a new transparency system for net short-selling positions. In addition, the government proposed a new law on compensation practices for financial institutions (Gesetz über die aufsichtsrechtlichen Anforderungen an die Vergütungssysteme von Finanzinstituten) in February 2010. Furthermore, according to the coalition agreement, the Federal Government plans to move responsibility for banking supervision in Germany from the BaFin to the Deutsche Bundesbank.

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In light of the variety of initiatives and the preliminary nature of some of the proposals, the overall impact that these initiatives and proposals will have on the German financial system is still unclear. From today’s perspective, it appears as if banks in Germany and abroad will be faced with higher regulatory capital requirements, a tighter definition of regulatory capital, higher capital requirements for selected risk positions, higher liquidity standards, and higher standards for risk management and corporate governance. Furthermore, in the case of Germany, the national regulator will be vested with more regulatory competence and the financial services supervisory structure in Germany and in the European Union will be altered: in Germany in the direction of more competence for the Deutsche Bundesbank, and in the EU in the direction of more cross-border cooperation among national regulators.

Sources: European Commission, Regulatory Capital (http://ec.europa.eu/internal_market/bank/regcapital/index_en.htm); European Commission, Rating Agencies
(http://ec.europa.eu/internal_market/securities/agencies/index_en.htm);
 European Commission, Alternative Investments
(http://ec.europa.eu/internal_market/investment/alternative_investments_en.htm);
 European Commission, Financial Services Supervision and Committee Architecture
(http://ec.europa.eu/internal_market/finances/committees/index_en.htm);
 Bundesregierung, Gesetzliche Neuregelungen zum 1. Juli, June 29, 2009
(http://www.bundesregierung.de/Content/DE/Artikel/ArtikelNeuregelungen/2009/2009-06-29-gesetzliche-neuregelungen-juli-2009.html#doc828918bodyText4);
 Bundesregierung, Aufsicht über die Finanzmärkte verbessern, July 10, 2009
(http://www.bundesregierung.de/Content/DE/Artikel/2009/03/2009-03-25-finanzmarktaufsicht.html);
Bundesministerium der Finanzen, Neue Regeln für Vergütung im Finanzbereich, February 9, 2010
(http://www.bundesfinanzministerium.de/nn_67366/DE/Wirtschaft__und__Verwaltung/Geld__und__Kredit/100209-gesetzesentwurf-angemessene-nachhaltige-verguetung.html);
BaFin, Neue MaRisk: BaFin setzt internationale Risikomanagement-Standards um, press release of August 14, 2009
(http://www.bafin.de/cln_188/nn_722802/SharedDocs/Mitteilungen/DE/Service/PM__2009/pm__090814__marisk__neu.html);
 BaFin, Neue Vergütungsregelungen: BaFin veröffentlicht Rundschreiben, press release of December 21, 2009
(http://www.bafin.de/cln_188/nn_722802/SharedDocs/Mitteilungen/DE/Service/PM__2009/pm__091221__verguetung__rs.html);
 BaFin, BaFin führt Transparenzsystem für Netto-Leerverkaufspositionen ein, press release of March 4, 2010
(http://www.bafin.de/cln_188/nn_722802/SharedDocs/Mitteilungen/DE/Service/PM__2010/pm__100304__leerverk__transparenz.html);
 Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 74
(http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The official securities markets of Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

The most important stock exchange in the Federal Republic is the Frankfurt Stock Exchange, operated by Deutsche Börse AG. The Frankfurt Stock Exchange had a total turnover of EUR 2,778.7 billion in 2009, accounting for 81.4% of the total turnover on German securities exchanges.

Source: Deutsche Börse, Cash Market: Monthly Statistics - February 2010, page 3
(http://deutsche-boerse.com/INTERNET/IP/ip_stats.nsf/(KIR+Monatsstatistik+Kassamarkt+E)/DEAA97BEFED13148C12576DC004D66CF/$FILE/fwb_monthly.pdf?OpenElement).

Policy Response to the Global Economic and Financial Crisis

Financial Market Stabilization Fund

In October 2008, the legislature adopted the Financial Market Stabilization Act (Finanzmarktstabilisierungsgesetz) (the “Stabilization Act”) and the Federal Government established the Financial Market Stabilization Fund (Sonderfonds Finanzmarktstabilisierung) (the “SoFFin”) provided for by the Stabilization Act. The stabilization measures extended by the SoFFin include Government guarantees of up to a total amount of EUR 400 billion as well as recapitalization measures and risk assumption for troubled assets

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of up to a total amount of EUR 80 billion to stimulate bank refinancing and to ensure the availability of loans for the economy. In April 2009, the legislature adopted an amendment to the Stabilization Act (Finanzmarktstabilisierungsergänzungsgesetz). The amendment provided, among other things, for the temporary authorization of the Federal Government to nationalize financial institutions through expropriation of shareholders in return for appropriate compensation as a last resort to prevent the failure of systemically relevant financial institutions.

As of late April 2010, a number of support measures have been implemented under the Stabilization Act and its amendment, including recapitalization measures for four German financial institutions (Aareal Bank AG, Commerzbank AG, Hypo Real Estate Holding AG (“HRE”) and WestLB AG), the extension of refinancing guarantees by the SoFFin for nine German financial institutions, and the takeover of HRE, a troubled German financial institutions by the SoFFin.

In July 2009, the Further Stabilization of the Financial Market Act (Gesetz zur Fortentwicklung der Finanzmarktstabilisierung) came into effect. This law provides the legal basis for a new asset relief scheme for banks in Germany, aimed at addressing the uncertainty regarding the quality of banks’ assets, and supplements the previously adopted stabilization measures by providing for three different types of bad bank models. The first model was not used by banks and the application period to take advantage of the first model ended in January 2010. The other two models may be implemented either under German federal law or the laws of the Länder. These models allow banks to spin-off the economically sound core bank; other risk positions and non-strategic business operations are to be liquidated in separate, bank-specific liquidation sub-agencies (Abwicklungsanstalten).

In December 2009, within the framework set out by the Further Stabilization of the Financial Market Act, the first liquidation sub-agency (Abwicklungsanstalt) was established for WestLB AG, comprising a portfolio of structured securities, other risk positions and non-strategic business operations in a total amount of up to EUR 85 billion. In addition, according to a press release issued by HRE in January 2010, HRE has also applied for the establishment of a liquidation sub-agency, to which it plans to transfer a portfolio of assets in an amount of up to EUR 210 billion.

In addition to these stabilization measures of the Federal Government, some Länder undertook further stabilization measures for their Landesbanken.

Sources: Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes (Finanzmarktstabilisierungsgesetz - FMStG), October 17, 2008 (http://www.bundesfinanzministerium.de/nn_67366/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/Finanzmarktstabi.html);
 Gesetz zur weiteren Stabilisierung des Finanzmarktes, April 7, 2009
(http://www.soffin.de/export/sites/standard/downloads/rechtsgrundlagen/FMStErgG_BGBl_8.4.2009.pdf);
SoFFin Bundesanstalt für Finanzmarktstabilisierung, Stabilisierungsmaßnahmen des SoFFin, April 30, 2010
(http://www.soffin.de/de/soffin/leistungen/massnahmen-aktuell/index.html);
SoFFin Bundesanstalt für Finanzmarktstabilisierung, HRE - Übertragung der Aktien der Minderheitsaktionäre nach erfolgtem Squeeze-Out, press release of October 14, 2009
(http://www.soffin.de/de/presse/pressemitteilungen/2009/20091014_pressenotiz_soffin.html);
SoFFin Bundesanstalt für Finanzmarktstabilisierung, Gesetz zur Fortentwicklung der Finanzmarktstabilisierung - Kernpunkte und Einschätzung der FMSA; SoFFin Bundesanstalt für Finanzmarktstabilisierung, Inkrafttreten des Gesetzes zur Fortentwicklung der Finanzmarktstabilisierung, press release of July 22, 2009
(http://www.soffin.de/de/presse/pressemitteilungen/2009/20090722_pressenotiz_soffin.html);
SoFFin Bundesanstalt für Finanzmarktstabilisierung, Bundesanstalt für Finanzmarktstabilisierung errichtet Abwicklungsanstalt der WestLB, press release of December 14, 2009
(http://www.soffin.de/de/presse/pressemitteilungen/2009/20091214_pressenotiz_soffin.html);
Hypo Real Estate Holding AG, HRE submits application for a transfer of assets, press release of January 21, 2010
(http://www.hyporealestate.com/eng/pdf/1001AidA_Antrag_FINAL_e.pdf).

Policy Response by the European Central Bank

In response to the global economic and financial crisis, the ECB has provided substantial amounts of liquidity to the European financial sector. The liquidity measures have been accompanied by extensive changes in the liquidity framework of the ECB, including an expansion of assets eligible as collateral in the Eurosystem, enhanced open market operations, the provision of U.S. dollar liquidity to Eurosystem counterparties, the provision of euro liquidity to central banks outside the Eurosystem and changes in the ECB standing facility rates corridor. In addition to these liquidity measures, the ECB lowered its key interest rate from 4.25% in July 2008 to 1.00% in early May 2009 – the lowest interest rate level since the introduction of the euro in 1999. Also in early May 2009, the ECB decided to implement further measures, including the conduct of additional liquidity-providing longer-term refinancing operations, the acceptance of the European Investment Bank as an

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eligible counterparty in the Eurosystem’s monetary policy operations, and the purchase of euro-denominated covered bonds issued in the euro area in a total volume of EUR 60 billion, starting in July 2010. In line with its enhanced liquidity operations, the balance sheet of the ECB grew strongly during 2008 and reached EUR 383.9 billion as of December 31, 2008. The reduction of uncertainty in financial markets during 2009 led to a lower demand for liquidity and ECB’s balance sheet shrank to EUR 138.0 billion as of December 31, 2009.

To address sever tensions that are hampering the monetary policy transmission mechanism in the euro area, the ECB decided in early May 2010 to conduct interventions in the euro area public and private debt securities markets to ensure depth and liquidity in those market segments that are dysfunctional. In order to sterilise the impact of the above interventions, the ECB will conduct specific operations to re-absorb the liquidity. The measures will not affect the monetary policy stance of the euro area.

Sources: European Central Bank, key interest rates
(http://www.ecb.int/stats/monetary/rates/html/index.en.html);
European Central Bank, Annual Report 2009, page 202
(http://www.ecb.de/pub/pdf/annrep/ar2009en.pdf);
 European Central Bank, Specific measures to address liquidity pressures in funding markets, press release of March 11, 2008
(http://www.ecb.int/press/pr/date/2008/html/pr080311.en.html);
European Central Bank, Changes in tender procedure and in the standing facility corridor, press release of October 8, 2008
(http://www.ecb.int/press/pr/date/2008/html/pr081008_2.en.html);
 European Central Bank, Measures to further expand the collateral framework and enhance the provision of liquidity, press release of October 15, 2008
(http://www.ecb.europa.eu/press/pr/date/2008/html/pr081015.en.html);
European Central Bank, Magyar Nemzeti Bank and European Central Bank cooperation to support the MNB’s Euro Liquidity Providing Instruments, press release of October 16, 2008
(http://www.ecb.int/press/pr/date/2008/html/pr081016.en.html);
European Central Bank, longer-term refinancing operations, press release of May 7, 2009
(http://www.ecb.int/press/pr/date/2009/html/pr090507_2.en.html);
European Central Bank, EIB becomes an eligible counterparty in the Eurosystem’s monetary policy operations, press release of May 7, 2009
(http://www.ecb.int/press/pr/date/2009/html/pr090507_1.en.html);
 European Central Bank, Purchase programme for covered bonds, press release of June 4, 2009
(http://www.ecb.int/press/pr/date/2009/html/pr090604_1.en.html);
European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010
(http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the Federal Budget Bill to the Parliament, generally in the fall of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2009, total consolidated general government revenue as presented in the national accounts amounted to EUR 1,066.0 billion, with tax revenue of EUR 562.9 billion and social contributions of EUR 411.1 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Table 3.4.3.2.

In 2009, the value added tax and the taxes on income and wealth as presented in the national accounts amounted to EUR 176.0 billion and EUR 259.6 billion, respectively. In addition to these taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example on tobacco and beer. The joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to a predetermined formula.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Table 3.4.3.20.

Consolidated general government expenditure in 2009, as presented in the national accounts, amounted to a total of EUR 1,145.3 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 444.0 billion), social benefits in kind (EUR 196.8 billion) and employee compensation (EUR 177.0 billion). Other significant consolidated general government expenditure included intermediate consumption (EUR 113.9 billion), interest on public debt (EUR 63.5 billion), and gross capital formation (EUR 40.1 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2009	2008	2007	2006	2005

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	679.5	708.1	686.6	638.9	603.8
of which: Taxes (2)	562.9	592.6	576.3	530.6	493.2
Expenditure	746.8	715.2	692.8	681.9	674.1

Balance	-67.2	-7.2	-6.2	-43.1	-70.3
Social security funds
Revenue	495.5	487.0	477.5	471.9	466.9
Expenditure	507.6	478.8	466.6	466.9	470.8

Balance	-12.1	8.2	10.9	5.0	-3.9
General Government
Revenue	1,066.0	1,091.8	1,065.3	1,016.4	976.1
Expenditure	1,145.3	1,090.8	1,060.7	1,054.5	1,050.3

Balance	-79.3	1.0	4.7	-38.1	-74.2

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors to EU.

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Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2009	2008	2007	2006	2005

	(EUR in billions)
Revenue	324.5	328.0	315.4	293.2	277.4
of which: Taxes (2)	289.9	295.2	286.7	262.7	247.9
Expenditure	364.1	342.1	334.5	328.0	325.1

Balance	-39.6	-14.2	-19.1	-34.8	-47.6

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2009	2008	2007	2006	2005

	(EUR in billions)
General public services	148.9	148.8	144.5	140.8	137.6
Defense	27.9	26.6	25.4	24.8	24.8
Public order and safety	39.4	38.4	37.2	36.8	36.8
Economic affairs	90.4	84.3	76.2	76.2	79.2
Environmental protection	16.5	11.9	11.5	11.0	10.7
Housing and community amenities	18.8	19.5	20.3	21.9	22.9
Health	164.7	155.3	149.1	143.6	139.5
Recreation, culture and religion	16.1	15.2	14.6	14.0	13.9
Education	103.1	99.5	96.7	95.7	94.1
Social protection	519.6	491.4	485.0	489.9	490.8

Total expenditure	1,145.3	1,090.8	1,060.7	1,054.5	1,050.3

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Table 3.4.3.17.

Germany’s General Government Deficit/Surplus, the Stability Program and the Excessive Deficit Procedure

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government as defined in the European System of National Accounts 1995, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. In 2009, the general government deficit was EUR 79.1 billion, or 3.3% of nominal GDP, which exceeds the EU’s reference value of 3% of GDP. The debt-to-GDP ratio increased from 66.0% in 2008 to 73.2% in 2009, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Government deficit ratio for 2009 amounting to 3.3%, press release of February 24, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/02/PE10__062__813,templateId=renderPrint.psml);
Eurostat, Euro area and EU27 government deficit at 6.3% and 6.8% of GDP respectively, press release of April 22, 2010
(http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-22042010-BP/EN/2-22042010-BP-EN.PDF);
 The European Union, Treaty on European Union
(http://eur-lex.europa.eu/en/treaties/dat/11992M/htm/11992M.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

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THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2009 (1)	2008	2007	2006	2005

	as % of GDP
General government deficit (-) / surplus (+) (2)	-3.3	0.0	0.2	-1.6	-3.3
General government gross debt	73.2	66.0	65.0	67.6	68.0

(1)	Provisional figures, partly estimated.
(2)	Definition according to the reporting under the EDP: For purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements.

Sources: Deutsche Bundesbank, Monatsbericht April 2010, Table IX.1; Eurostat, Euro area and EU27 government deficit at 6.3% and 6.8% of GDP respectively, press release of April 22, 2010
(http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-22042010-BP/EN/2-22042010-BP-EN.PDF).

In 2009, economic development of the Federal Republic was characterized by the stabilization of the global financial markets accompanied by a moderate economic upswing since the second quarter. Nevertheless, the severe economic slump in the last quarter of 2008 and the first quarter of 2009 caused economic performance in Germany to be about 5% lower in 2009 than it was in 2008. A series of legislative measures was adopted in order to stimulate macroeconomic demand and further stabilize the financial markets. Both the financial market stabilization efforts and the stimulus measures affected the general government deficit in 2009. For more information on these measures, see “The Economy—Economic Policy—Stimulus Packages” and “Monetary and Financial System—Policy Response to the Global Economic and Financial Crisis-Financial Market Stabilization Fund”. Based on a provisional general government budget deficit of 3.7% of GDP for 2009 that was reported to the European Commission in September 2009 and on the Commission’s own November deficit forecast for Germany in 2009 of 3.4% of GDP, the Ecofin Council initiated an EDP against Germany on December 2, 2009. Having found that special circumstances caused by the global economic and financial crisis allowed for correction of the deficit in the medium term (rather than the short term), the Ecofin Council called on Germany to reduce its deficit to below the reference value of 3% of GDP by 2013.

According to the January 2010 update of the German stability program, the deficit is expected to further rise to approximately 5½% of GDP in 2010. This deficit forecast was calculated based on a forecasted increase in real GDP of 1.4% in 2010. The continued worsening of the deficit ratio in 2010 is primarily the result of the fiscal measures aimed at stimulating the economy and boosting growth, which carry on into 2010. The Ecofin Council recommendations set 2011 as the year in which Germany should begin consolidation of the public finances. According to the January 2010 update of the German stability program, the 2011 deficit is expected to fall by about one percentage point compared to 2010 to approximately 4½%. In 2013, the 3% reference value is expected to be achieved. On March 17, 2010, the European Commission stated in its recommendation for the opinion of the Ecofin Council that, taking into account the risks, the budgetary strategy may not be sufficient for Germany to adhere to the Maastricht Treaty reference value of 3% of GDP in 2013. Therefore, the European Commission has recommended that the Ecofin Council invites Germany, among other things, to specify the measures underlying the budgetary strategy to correct the excessive deficit.

Also according to the January 2010 update of the German stability program, the Federal Republic’s debt-to-GDP ratio is projected to increase to 76½% of nominal GDP in 2010, to 79½% in 2011 and to 82% in 2013. These figures would continue to exceed the EU’s reference value of 60% of nominal GDP.

Sources: Bundesministerium der Finanzen, German Stability Programme January 2010 Update
(http://ec.europa.eu/economy_finance/sgp/pdf/20_scps/2009-10/01_programme/de_2010-02-09_sp_en.pdf);
 Council of the European Union, press release of December 2nd, 2009
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/111706.pdf);
 European Commission, Recommendation for a council opinion on the updated stability programme of Germany, 2009-2013, March 17, 2010
(http://ec.europa.eu/economy_finance/sgp/pdf/20_scps/2009-10/03_commission/2010-03-17_de_recommendation_for_co_en.pdf).

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GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2013	2012	2011	2010	2009

	(% of GDP)
Revenue	42	42	42	42½	44.4
Taxes	22½	22	22	22½	23.5
Social contributions	16½	16½	16½	17	17.1
Other	3	3½	3½	3½	3.8
Expenditure	45	46	47	48	47.6
Intermediate consumption, social transfers in kind, compensation of employees, other taxes on production	19½	20	20	20½	20.2
Social transfers other than in kind	17	17½	18	18½	18.5
Interest expenditure	3	3	2½	2½	2.7
Subsidies	1½	1½	1½	1½	1.4
Gross fixed capital formation	1½	1½	1½	2	1.7
Other	2½	3	3	3	3.2

General government deficit (-) / surplus (+)	-3	-3½	-4½	-5½	-3.2
Federal government	-1½	-2	-2½	-3½	-1.7
Länder governments and municipalities	-1½	-1½	-2	-2	-1.0
Social security funds	-0	-0	-0	-0	-0.5
General government gross debt	82	81	79½	76½	72½

(1)	Definition according to the reporting under the EDP: for purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. Accordingly, interest included in the figures set forth in the table above reflects these streams.

Source: Bundesministerium der Finanzen, German Stability Programme January 2010 Update, Tables 9 and 10 (http://ec.europa.eu/economy_finance/sgp/pdf/20_scps/2009-10/01_programme/de_2010-02-09_sp_en.pdf).
Tax Structure

Income Tax

Significant sources of revenue for the Federal Government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerfreibetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/index.html);
Bundesministerium der Justiz, Section 39b, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/__39b.html)
Bundesministerium der Justiz, Section 43a, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/__43a.html);
Bundesministerium der Justiz, Section 20, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/__20.html);
Bundesministerium der Justiz, Section 32a, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/__32a.html);
 Bundesministerium der Justiz, Section 4, Solidaritätszuschlaggesetz (http://bundesrecht.juris.de/solzg_1995/__4.html);
Bundesministerium der Justiz, Körperschaftsteuergesetz (http://bundesrecht.juris.de/kstg_1977/index.html);
Bundesministerium der Justiz, Section 23, Körperschaftsteuergesetz (http://bundesrecht.juris.de/kstg_1977/__23.html).

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Value-Added Tax and Consumption Taxes

Value-added tax (“VAT”) serves also as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except beverages and all turnovers in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are some specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz, Umsatzsteuergesetz (http://bundesrecht.juris.de/ustg_1980/index.html);
Bundesministerium der Justiz, Umsatzsteuergesetz, Section 12 (http://bundesrecht.juris.de/ustg_1980/__12.html);
 Bundesministerium der Justiz, Energiesteuergesetz (http://bundesrecht.juris.de/energiestg/);
Bundesministerium der Finanzen, Glossar, Tabaksteuer (http://www.bundesfinanzministerium.de/nn_53848/DE/BMF__Startseite/Service/Glossar/T/001__Tabaksteuer.html?).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to lower employers’ and employees’ contributions to the public pension system at the same time, thereby allocating the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz, Stromsteuergesetz (http://bundesrecht.juris.de/stromstg/index.html);
Bundesministerium der Justiz, Stromsteuergesetz, Section 3 (http://bundesrecht.juris.de/stromstg/__3.html);
Bundesministerium der Finanzen, Ökosteuer / Ökologische Steuerreform, Glossary
(http://www.bundesfinanzministerium.de/nn_39840/DE/BMF__Startseite/Service/Glossar/O/001__Oekosteuer-Oekologische_20Steuerreform.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200% municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz, Gewerbesteuergesetz (http://bundesrecht.juris.de/gewstg/index.html).

Recent and Pending Tax Reform Measures

The Citizen Relief Act Regarding Health Insurance (Bürgerentlastungsgesetz Krankenversicherung) entered into force with effect from January 1, 2010. The aim of the act is to improve the tax deductibility of contributions to health insurance and to long-term care insurance. The Growth Acceleration Act (Wachstumsbeschleunigungsgesetz), which contains a collection of measures, including an increase of the child benefit and of the tax-free child allowance, the implementation of the reduced VAT rate for accommodation services and certain changes related to the corporate income tax and the death duty, also entered into force with effect from January 1, 2010.

Furthermore, also with effect from January 1, 2010, the basic income tax allowance was further increased from EUR 7,834 to EUR 8,004 as part of the stimulus package measures to boost economic growth.

With effect from January 1, 2011, the declining balance depreciation method for movable economic assets that has been effective since January 1, 2009 will be abolished.

Sources: Bundesministerium der Finanzen, Gesetz “Beschäftigungssicherung durch Wachstumsstärkung”
(http://www.bundesfinanzministerium.de/nn_53848/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/027__St__Ma_C3_9Fnahmenpaket__anl,property=publicationFile.pdf);
 Bundesministerium der Finanzen, Bürgerentlastungsgesetz Krankenversicherung
(http://www.bundesfinanzministerium.de/nn_53848/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/038__B_C3_BCrgerentlastungsG__anl,property=publicationFile.pdf);

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Bundesministerium der Finanzen, Gesetz zur Sicherung von Beschäftigung und Stabilität
(http://www.bundesfinanzministerium.de/nn_82/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/031__Konjunkturpaket__2__anl,templateId=raw,property=publicationFile.pdf);
Bundesministerium der Justiz, Einkommensteuergesetz, Section 32a (http://www.gesetze-im-internet.de/estg/__32a.html);
Bundesministerium der Justiz, Einkommensteuergesetz, Section 52 (http://www.gesetze-im-internet.de/estg/__52.html);
Bundesministerium der Finanzen, Dauerhafte steuerliche Entlastung für alle Kranken- und Pflegeversicherte, press release of February 18, 2009
(http://www.bundesfinanzministerium.de/nn_53848/DE/Presse/Pressemitteilungen/Finanzpolitik/2009/02/20091802__PM8.html?__nnn=true);
Bundesministerium der Finanzen, Wachstumsbeschleunigungsgesetz
(http://www.bundesfinanzministerium.de/nn_53848/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/044__a,property=publicationFile.pdf);
Bundesministerium der Finanzen, Bürgerinnen und Bürger werden 2010 deutlich entlastet, press release of December 18, 2009 (http://www.bundesfinanzministerium.de/nn_53848/sid_A1163A06A9C02DF9A96F047352BE8627/DE/Presse/Pressemitteilungen/Finanzpolitik/2009/12/20091812__PM59.html?__nnn=true).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated as presented in the national accounts.

TAXES (1)

	2009	2008	2007	2006	2005

	(EUR in billions)
Current taxes	562.9	592.6	576.3	530.6	493.2
Taxes on production and imports	303.2	311.4	305.5	280.5	265.6
of which: Value-added tax	176.0	172.5	166.5	143.8	136.9
Current taxes on income and wealth	259.6	281.2	270.8	250.1	227.6
of which: Wage tax	182.3	186.4	176.2	167.1	161.9
Assessed income tax	37.5	37.1	34.8	28.6	21.6
Non-assessed taxes on earnings	24.0	32.4	27.3	21.9	17.8
Corporate tax	8.8	17.8	25.0	25.0	18.9
Capital taxes	4.5	4.8	4.2	3.8	4.1

Tax revenue of general government	567.4	597.4	580.5	534.4	497.3
Taxes of domestic sectors to EU	5.8	8.1	7.8	7.5	6.7

Taxes	573.2	605.5	588.3	541.9	504.0

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2009 (March 2010), Table 3.4.3.20.

Government Participations

As of October 2009, the Federal Republic held direct participations in 90 public and private enterprises, and various special funds held participations in 19 (18 without double counting) enterprises. The aggregate nominal capital of the enterprises in which the Federal Republic or the special funds held direct participations of more than 50% amounted to EUR 18.1 billion as of December 31, 2008 compared to EUR 18.8 billion as of December 31, 2007.

Sources: Bundesministerium der Finanzen, Beteiligungsbericht 2008, page 2; Bundesministerium der Finanzen, Beteiligungsbericht 2009, pages 3 and 4.

The following table shows information on the Federal Republic’s significant direct participations (including those held through its “special funds”) as of December 31, 2008.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic

	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

Source: Bundesministerium der Finanzen, Beteiligungsbericht 2009, Chapters B and E.

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Debt of the Federal Government

As of December 31, 2009, the Federal Government’s total debt, not including the debt of the Länder governments and the municipalities, amounted to EUR 1,017.7 billion, compared to EUR 941.3 billion as of December 31, 2008.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2009, Bundesanzeiger Nr. 55 of April 13, 2010, page 1316;
Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2008, Bundesanzeiger Nr. 26 of February 18, 2009, page 583.

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 260.0 billion as of December 31, 2008. Of this amount, EUR 101.3 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf of and for the account of the Federal Government.

Source: Bundesministerium der Finanzen, Finanzbericht 2010, Overview 4, page 359.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information”.

For information on the Federal Government’s liability as of December 31, 2009 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations” below.

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TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2009

(EUR in millions)
Federal bonds	610,454
Inflation-linked securities	27,000
Five-year federal notes	171,000
Federal treasury notes	116,000
Federal savings notes	9,470
Treasury discount paper	103,542
Federal treasury financing paper	867
German government day-bonds	2,494
Further short-term debt ( 1 year)	1,392
Borrowers’ note loans	12,807
Of which:
From residents	12,590
From non-residents	217
old debt (1)	4,477
Of which:
Equalization claims	4,128
Other	40
Repurchased debt	41,869
Medium-term notes of treuhandanstalt	51

Total	1,017,727

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2009, Bundesanzeiger Nr. 55 of April 13, 2010, page 1316.

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DEBT TABLES

1. Federal Bonds (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2009

	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
5.375% Bonds of the Federal Republic of 1999	5.375	1999	2010	20,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
5.25% Bonds of the Federal Republic of 2000 (I)	5.25	2000	2010	20,250
5.25% Bonds of the Federal Republic of 2000 (II)	5.25	2000	2011	23,250
5% Bonds of the Federal Republic of 2001	5	2001	2011	24,000
5% Bonds of the Federal Republic of 2002 (I)	5	2002	2012	25,000
5% Bonds of the Federal Republic of 2002 (II)	5	2002	2012	27,000
4.5% Bonds of the Federal Republic of 2003	4.5	2003	2013	24,000
3.75% Bonds of the Federal Republic of 2003	3.75	2003	2013	22,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
3.875% USD-Bonds of the Federal Republic of 2005	3.875	2005	2010	3,968
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	10,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	6,000
1.5% USD-Bonds of the Federal Republic of 2009	1.5	2009	2012	2,736

Total Federal Bonds				610,454

(1)	Federal Bonds are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

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2. Inflation-linked Securities (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2009

	(% per annum)			(EUR in millions)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5	2006	2016	13,000
2.25% Inflation-linked Notes of the Federal Republic of 2007	2.25	2007	2013	9,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	5,000

Total Inflation-linked Securities				27,000

(1)	Inflation-linked Securities are evidenced by book entry, and no certificates are issued. Maturities are 5 to 10 years. No redemption prior to maturity.

3. Five-Year Federal Notes (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2009

	(% per annum)			(EUR in millions)
3.25% Bonds of 2005-Series 146	3.25	2005	2010	17,000
2.5% Bonds of 2005-Series 147	2.5	2005	2010	17,000
3.5% Bonds of 2006-Series 148	3.5	2006	2011	19,000
3.5% Bonds of 2006-Series 149	3.5	2006	2011	17,000
4% Bonds of 2007 Series 150	4	2007	2012	16,000
4.25% Bonds of 2007 Series 151	4.25	2007	2012	16,000
3.5% Bonds of 2008 Series 152	3.5	2008	2013	17,000
4% Bonds of 2008 Series 153	4	2008	2013	16,000
2.25% Bonds of 2009 Series 154	2.25	2009	2014	19,000
2.5% Bonds of 2009 Series 155	2.5	2009	2014	17,000

Total Five-Year Federal Notes				171,000

(1)	Five-Year Federal Notes are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. Federal Treasury Notes (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2009

	(% per annum)			(EUR in millions)
3% Notes of 2008	3	2008	2010	15,000
4.75% Notes of 2008	4.75	2008	2010	15,000
4% Notes of 2008	4	2008	2010	15,000
2.25% Notes of 2008	2.25	2008	2010	14,000
1.25% Notes of 2009	1.25	2009	2011	15,000
1.5% Notes of 2009	1.5	2009	2011	15,000
1.25% Notes of 2009	1.25	2009	2011	16,000
1.25% Notes of 2009	1.25	2009	2011	11,000

Total Federal Treasury Notes				116,000

(1)	Federal Treasury Notes are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

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5. Federal Savings Notes (1)

	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2009

				(EUR in millions)
Federal Savings Notes	0.5% to 5.5%	2003 to 2009	2010 to 2016	9,470

6. Treasury Discount Paper (2)

	Interest rate (3)	Year of issue	Maturity	Principal amount outstanding as of December 31, 2009

				(EUR in millions)
Treasury Discount Paper	0.44% to 1.39%	2009	2009 to 2011	103,542

7. Federal Treasury Financing Paper (4)

	Interest rate (3)	Year of issue	Maturity	Principal amount outstanding as of December 31, 2009

				(EUR in millions)
Federal Treasury Financing Paper	0.5% to 4.5%	2008 to 2009	2010 to 2011	867

8. German Government Day-Bonds

	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2009

				(EUR in millions)
German Government Day-Bonds	variable, tied to EONIA	2008/continuous tap	none	2,494

9. Further short-term debt (≤1 year)

	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2009

				(EUR in millions)
Further short-term debt ≤1 year)	money market rates	2009	2010	1,392

10. Borrowers’ note loans (5)

	Interest rate	Year of incurrence	Maturity	Principal amount outstanding as of December 31, 2009

				(EUR in millions)
Borrowers’ note loans (Schuldscheindarlehen)	0.67% to 7.75%	1954 to 2009	2010 to 2037	12,807

(1)	Federal Savings Notes are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The bonds are redeemable after one year from the issue date at the option of the holders in installments of EUR 5,113 per holder and month. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity.
(2)	Treasury Discount Papers are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. It is issued in the form of one global bearer security. Maturities range from one year to two years. No redemption is permitted prior to maturity.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount.
(4)	Federal Treasury Financing Papers are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. It is issued in the form of one global bearer security. Maturities range from one year to two years. No redemption is permitted prior to maturity.

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(5)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments.

No redemption is permitted prior to maturity.

11. Other Liabilities

Title	Interest rate	Year of incurrence	Maturity	Principal amount outstanding as of December 31, 2009

				(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,128
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2009, Bundesanzeiger Nr. 55 of April 13, 2010, page 1316.
II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Principal amount outstanding as of December 31,

Purpose of Guarantees	2007	2008

	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	96,667	101,278
Untied loans; direct foreign investments by german companies; Loans of the European Investment Bank to non-EU borrowers	26,114	25,144
Loans in connection with eu agricultural policy measures	7,500	7,500
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	44,663	79,644
Contributions to international financing institutions	40,256	40,256
Co-financing of bilateral projects of German financial co-operation	1,052	1,159
Successor agencies to Treuhandanstalt	1,239	1,009
Interest compensation guarantees	0	4,000

Total guarantees	217,491	259,990

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW.
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Kreditversicherungs-AG (“HERMES”), the official German export credit insurer. For information relating to loans extended by KfW IPEX-Bank benefiting from HERMES coverage.

Sources: Bundesministerium der Finanzen, Finanzbericht 2009, Overview 4, page 336; Finanzbericht 2010, Overview 4, page 359.

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III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to the additional financing requirements of certain international organizations in which it participates. Such contributions are in many cases stated initially in 1944 U.S. dollars. One 1944 U.S. dollar is equivalent to one Special Drawing Right (“SDR”), a unit of value established by an amendment in July 1969 to the Articles of Agreement of the IMF. From July 1, 1974 to December 31, 1980, the exchange rate between world currencies and the SDR was determined on the basis of a basket of 16 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From 1981 to 2000, the exchange rate between world currencies and the SDR was determined on the basis of a basket of five currencies, including the U.S. dollar. The currencies that determine the value of the SDR, the proportion of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for a change in the composition of the SDR basket. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 45%, changing on a daily basis as a result of exchange rate fluctuations. On December 31, 2009, SDR 1 equaled EUR 1.08822.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC TO INTERNATIONAL FINANCIAL ORGANIZATIONS AS OF DECEMBER 31, 2009

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in

	(U.S.$ in millions)
IMF (2)	20,392.8	20,392.8
International Bank for Reconstruction and Development (IBRD) (3)(4)	8,733.9	542.9
International Development Association (IDA)(3)(4)	22,015.2	22,015.2
International Finance Corporation (IFC)(3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	54,134.9	2,706.7
African Development Bank (3)	1,405.1	140,7
African Development Fund (3)	2,964.7	2,755.7
Asian Development Bank (3)	2,390.9	167.4
Asian Development Fund (3)	2,275.3	2,033.0
Inter-American Development Bank (3)	1,913.7	82.3
Inter-American Investment Corporation (3)	13.3	13.3
Fund for Special Operations (3)	230.0	230.0
International Fund for Agricultural Development (IFAD)(3)	404.7	365.5
Caribbean Development Bank (3)	50.2	11.1
Special Development Fund of the Caribbean Development Bank (3)	85.7	71.6
European Bank for Reconstruction and Development (EBRD)(3)(5)	2,454.8	643.9
Council of Europe Development Bank (CEB)(3)(5)	791.9	87.4

(1)	Subscriptions are in part committed in U.S. $, SDR or EUR. SDR or EUR commitments are converted to U.S. $ at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = U.S. $ 1.56769.
(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IBRD and IDA: Worldbank Annual Report 2009 (June 30, 2009); IFC: Consolidated Financial Statements 2009 (June 30, 2009). The amount does not differentiate between amount subscribed and paid-in.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2009 of EUR 1 per U.S. $ 1.44060. EIB: As of April 1, 2009 the EIB’s subscribed capital has increased from U.S.$ 237.4 billion to U.S.$ 334.8 billion.

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EXHIBIT (e)

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Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

We hereby consent to the inclusion in this Annual Report on Form 18-K of Landwirtschaftliche Rentenbank of (i) the translation of our original German auditor’s report dated March 5, 2010 in the form issued for the original German consolidated financial statements of Landwirtschaftliche Rentenbank for the year ended December 31, 2009 and (ii) the translation of our original German auditor’s report dated March 5, 2010 in the form issued for the original German unconsolidated financial statements of Landwirtschaftliche Rentenbank for the year ended December 31, 2009, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-146905) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America. We note that our original German auditor’s reports were given only with respect to the original and complete German consolidated financial statements and the original and complete German unconsolidated financial statements, respectively, and not to the English translation thereof.

We also consent in this regard to the reference to Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft under the heading “Financial Statements” in this Annual Report on Form 18-K and in the Registration Statement under Schedule B of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America, into which such Annual Report is incorporated by reference.

Frankfurt am Main, May 17, 2010

Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

/s/ Prof. Dr. Kläs
By:
Prof. Dr. Kläs

/s/ Hansen
By:
Hansen

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EXHIBIT (f)

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Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2009, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-146905) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 17, 2010

Federal Republic of Germany

/s/ Elke Kallenbach
By:
Elke Kallenbach Ministerialrätin

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EXHIBIT (g)

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Gesetz über die Landwirtschaftliche Rentenbank

in der Fassung der Bekanntmachung vom 4. September 2002 (BGBl. I S. 3646), zuletzt geändert durch Artikel 8 des Gesetzes zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie (Zahlungsdiensteumsetzungsgesetz) vom 25. Juni 2009 (BGBl. I S. 1506)

§ 1
Rechtsform, Sitz

(1) Die Landwirtschaftliche Rentenbank, nachstehend Bank genannt, ist eine bundesunmittelbare Anstalt des öffentlichen Rechts.

(2) Die Bank hat ihren Sitz in Frankfurt am Main. Sie unterhält keine Zweigniederlassungen.

§ 2
Kapital

(1) Das Grundkapital der Bank beträgt 135 Millionen Euro.

(2) Zur Verstärkung ihres Kapitals ist eine Hauptrücklage zu bilden. Dieser ist mindestens die Hälfte des nach Zuführung zur Deckungsrücklage (Absatz 3) verbleibenden Jahresüberschusses zuzuweisen.

(3) Neben der Hauptrücklage (Absatz 2) ist eine besondere Deckungsrücklage zu bilden; sie dient der Schaffung zusätzlicher Sicherheiten für die von der Bank ausgegebenen gedeckten Schuldverschreibungen. Die Deckungsrücklage darf fünf vom Hundert des Nennbetrages der jeweils im Umlauf befindlichen gedeckten Schuldverschreibungen nicht überschreiten. Ihr dürfen nicht mehr als 50 vom Hundert des Jahresüberschusses zugewiesen werden.

§ 3
Geschäftsaufgaben

(1) Die Bank hat den staatlichen Auftrag, die Landwirtschaft und den ländlichen Raum zu fördern, wobei die jeweiligen Zuständigkeiten des Bundes und der Länder zu beachten sind. Zur Erfüllung ihres Auftrages führt die Bank in folgenden Bereichen nach näherer Bestimmung der Satzung Fördermaßnahmen, insbesondere mittels Finanzierungen, durch:

1.	Landwirtschaft, einschließlich Forstwirtschaft, Gartenbau und Fischerei, sowie den vor- und nachgelagerten Bereichen,

2.	Absatz und Lagerhaltung land- und ernährungswirtschaftlicher Produkte, einschließlich der Erschließung und Festigung von Märkten in den Mitgliedstaaten der Europäischen Union und den anderen Vertragsstaaten des Abkommens über den Europäischen Wirtschaftsraum,

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3.	agrarbezogener Umweltschutz, Förderung erneuerbarer Energien und nachwachsender Rohstoffe aus der Landwirtschaft, Verbreitung des ökologischen Landbaus, Tierschutz in der Landwirtschaft,

4.	Verbesserung der Infrastruktur ländlich geprägter Räume,

5.	agrarbezogener Verbraucherschutz.

Das Bundesministerium für Ernährung, Landwirtschaft und Verbraucherschutz kann im Einvernehmen mit dem Bundesministerium der Finanzen der Bank die Durchführung von Fördermaßnahmen im Rahmen ihres staatlichen Auftrages gegen angemessenes Entgelt zuweisen.

(2) Zur Durchführung ihrer Aufgaben kann die Bank alle ihr zur Verfügung stehenden bankmäßigen Instrumente einsetzen, insbesondere Darlehen, Zuschüsse und sonstige Finanzhilfen gewähren, Bürgschaften übernehmen und Beteiligungen eingehen. Die Gewährung von Darlehen soll in der Regel über oder zusammen mit anderen Kreditinstituten erfolgen. Im Verhältnis zu anderen Kreditinstituten hat die Bank das gemeinschaftliche Diskriminierungsverbot zu beachten.

(3) Die Bank kann im Rahmen ihres Auftrages gemäß Absatz 1 nach näherer Bestimmung der Satzung auch Gebietskörperschaften und öffentlich-rechtlichen Zweckverbänden Darlehen und andere Finanzierungsformen gewähren.

(4) Die Bank kann nach näherer Bestimmung der Satzung sonstige Finanzierungen im Interesse der deutschen und europäischen Landwirtschaft oder der ländlich geprägten Räume gewähren, soweit es sich dabei um Projekte im Gemeinschaftsinteresse handelt, die von der Europäischen Investitionsbank oder ähnlichen europäischen Finanzierungsinstitutionen mitfinanziert werden.

(5) Zur Beschaffung der erforderlichen Mittel kann die Bank Darlehen aufnehmen, ungedeckte und gedeckte Schuldverschreibungen ausgeben, Gewährleistungen übernehmen sowie alle sonstigen banküblichen Finanzierungsinstrumente einsetzen.

§ 4
Sonstige Geschäfte

(1) Die Bank kann ferner alle Geschäfte und Dienstleistungen betreiben, die mit der Erfüllung ihrer Aufgaben in direktem Zusammenhang stehen. In diesem Rahmen darf sie insbesondere Forderungen und Wertpapiere kaufen und verkaufen sowie Geschäfte und Maßnahmen zur Steuerung und Sicherstellung ihrer finanziellen Liquidität durchführen (Treasury Management) und alle für die Risikosteuerung erforderlichen Geschäfte betreiben.

(2) Der Effektenhandel, das Einlagengeschäft und Zahlungsdienste im Sinne des § 1 Abs. 2 des Zahlungsdiensteaufsichtsgesetzes sind der Bank nur für eigene Rechnung und nur insoweit gestattet, als sie mit der Erfüllung der öffentlichen Förderaufgaben in direktem Zusammenhang stehen.

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§ 5
Organe

(1) Organe der Bank sind

1.	der Vorstand,

2.	der Verwaltungsrat,

3.	die Anstaltsversammlung.

(2) Die Aufgaben und Befugnisse der Organe regelt, soweit sie nicht im Gesetz bestimmt sind, die Satzung.

§ 6
Vorstand

(1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Die Vorstandsmitglieder werden vom Verwaltungsrat mit einer Mehrheit von mindestens zwei Dritteln seiner Mitglieder bestellt und abberufen. Die Bestellung bedarf der Zustimmung der Aufsichtsbehörde (§ 11 Abs. 1).

(2) Der Vorstand führt die Geschäfte der Bank, soweit diese Aufgabe nicht durch Gesetz oder Satzung anderen Organen zugewiesen ist.

(3) Der Vorstand vertritt die Bank gerichtlich und außergerichtlich. Die Befugnis zur Vertretung der Bank sowie die Form für Willenserklärungen der vertretungsberechtigten Personen werden durch die Satzung geregelt. Ist eine Willenserklärung der Bank gegenüber abzugeben, so genügt die Abgabe gegenüber einem Mitglied des Vorstandes. Auf die Vertretung der Bank gegenüber ihren Organen sind die für Aktiengesellschaften geltenden Vorschriften entsprechend anzuwenden.

§ 7
Verwaltungsrat

(1) Der Verwaltungsrat besteht aus

1.	acht Vertretern landwirtschaftlicher und ernährungswirtschaftlicher Organisationen, von denen benannt werden sechs vom Deutschen Bauernverband e.V., einer vom Deutschen Raiffeisenverband e.V. sowie einer als Vertreter der Ernährungswirtschaft (Industrie und Handel) von den ernährungswirtschaftlichen Verbänden;

2.	drei Landwirtschaftsministern der Länder, die vom Bundesrat für eine von ihm zu bemessende Zeitdauer bestimmt werden, oder ihren ständigen Vertretern im Amt;

3.	einem Vertreter der Gewerkschaften;

4.	dem Bundesminister oder der Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz; die Vertretung in den Sitzungen des Verwaltungsrates

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und seiner Ausschüsse durch einen ständigen Vertreter im Amt oder durch einen Abteilungsleiter ist zulässig;

5.	je einem Vertreter des Bundesministeriums für Ernährung, Landwirtschaft und Verbraucherschutz sowie des Bundesministeriums der Finanzen; die Bundesministerien können auch durch andere sachverständige Personen vertreten sein;

6.	drei Vertretern von Kreditinstituten oder anderen Kreditsachverständigen, die von den anderen Mitgliedern des Verwaltungsrates hinzugewählt werden.

(2) Der Vorsitzende des Verwaltungsrates wird vom Verwaltungsrat aus den Reihen der vom Deutschen Bauernverband e.V. benannten Mitglieder gewählt. Sein Stellvertreter ist der Bundesminister oder die Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz.

(3) Mitglieder der Anstaltsversammlung dürfen dem Verwaltungsrat nicht angehören.

(4) Der Verwaltungsrat überwacht die Geschäftsführung des Vorstandes und beschließt über dessen Entlastung; er kann dem Vorstand allgemeine und besondere Weisungen erteilen.

(5) Der Verwaltungsrat beschließt über den Jahresabschluss, über die Zuführung zur Hauptrücklage und zur Deckungsrücklage sowie über die Aufteilung des Bilanzgewinnes auf den Förderungsfonds (§ 9 Abs. 2) und das Zweckvermögen (§ 9 Abs. 3); er hat seinen Vorschlag über die Gewinnverwendung nach § 9 Abs. 2 der Anstaltsversammlung zur Beschlussfassung zuzuleiten.

(6) Der Verwaltungsrat beschließt die Satzung und ihre Änderungen. Sie bedürfen der Genehmigung der Aufsichtsbehörde (§ 11 Abs. 1).

§ 8
Anstaltsversammlung

(1) Die Anstaltsversammlung ist die Vertretung der Eigentümer und Pächter der mit der Rentenbankgrundschuld belasteten Grundstücke.

(2) Die Anstaltsversammlung besteht aus 28 Mitgliedern, von denen je zwei von den Ländern Baden-Württemberg, Bayern, Brandenburg, Hessen, Mecklenburg-Vorpommern, Niedersachsen, Nordrhein-Westfalen, Rheinland-Pfalz, Sachsen, Sachsen-Anhalt, Schleswig-Holstein sowie Thüringen und je eines von den Ländern Berlin, Bremen, Hamburg sowie Saarland benannt werden. Bei der Auswahl der Vertreter sind die einzelnen Betriebsgrößenklassen, insbesondere die bäuerlichen Familienbetriebe, angemessen zu berücksichtigen.

(3) Die Anstaltsversammlung nimmt die Berichte des Vorstandes über die Geschäftstätigkeit der Bank und des Verwaltungsrates über die von ihm gefassten Beschlüsse entgegen und berät die Bank in Fragen der Förderung der Landwirtschaft und des ländlichen Raumes sowie bei allgemeinen agrar- und

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geschäftspolitischen Fragen. Sie beschließt über die Gewinnverwendung gemäß § 9 Abs. 2.

§ 9
Gewinnverwendung

(1) Der Bilanzgewinn darf nur für eine das Allgemeininteresse wahrende Förderung der Landwirtschaft und des ländlichen Raumes verwendet werden.

(2) Höchstens die Hälfte des zur Verteilung kommenden Betrages fließt einem Förderungsfonds zu, über dessen Verwendung die Anstaltsversammlung nach von ihr zu erlassenden Richtlinien entscheidet.

(3) Mindestens die Hälfte des zur Verteilung kommenden Betrages soll dem Zweckvermögen des Bundes nach dem Gesetz über das Zweckvermögen des Bundes bei der Landwirtschaftlichen Rentenbank vom 12.08.2005 (BGBl. I S. 2363) zugeführt werden, solange dieses von der Bank verwaltet wird und solange die Bank von allen Steuern vom Vermögen, vom Einkommen und vom Gewerbebetrieb befreit ist.

§ 10
Besondere Pflicht der Organe

Sorgfaltspflicht und Verantwortlichkeit der Mitglieder des Vorstandes und des Verwaltungsrates richten sich nach den entsprechenden Vorschriften für Vorstands- und Aufsichtsratsmitglieder der Aktiengesellschaften.

§ 11
Aufsicht

(1) Die Bank untersteht der Aufsicht des Bundesministeriums für Ernährung, Landwirtschaft und Verbraucherschutz (Aufsichtsbehörde), das seine Entscheidungen im Einvernehmen mit dem Bundesministerium der Finanzen trifft. Die Aufsichtsbehörde trägt dafür Sorge, dass der Geschäftsbetrieb der Bank mit dem öffentlichen Interesse insbesondere an der Förderung der Landwirtschaft und des ländlichen Raumes sowie mit den Gesetzen und der Satzung in Einklang steht.

(2) Die Aufsichtsbehörde ist befugt, von den Organen der Bank Auskunft über alle Geschäftsangelegenheiten zu verlangen, Bücher und Schriften der Bank einzusehen sowie an den Sitzungen des Verwaltungsrates und seiner Ausschüsse sowie an der Anstaltsversammlung teilzunehmen und Anträge zu stellen; ihren Vertretern ist jederzeit das Wort zu erteilen.

(3) Die Aufsichtsbehörde ist ferner befugt, die Anberaumung von Sitzungen der Organe und die Ankündigung von Gegenständen zur Beschlussfassung zu verlangen sowie die Ausführung von Anordnungen und Beschlüssen zu untersagen, die gegen das öffentliche Interesse insbesondere an der Förderung der Landwirtschaft und des ländlichen Raumes oder gegen die Gesetze oder die Satzung verstoßen.

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(4) Im übrigen ist die Bank in der Verwaltung und Geschäftsführung selbständig, desgleichen in der Anstellung des Personals.

§ 12
Dienstsiegel und öffentliche Urkunden

Die Bank ist berechtigt, ein Dienstsiegel zu führen. § 39a des Beurkundungsgesetzes ist entsprechend anzuwenden. Ordnungsgemäß unterschriebene und mit dem Abdruck des Dienstsiegels versehene Erklärungen der Bank haben die Eigenschaft öffentlich beglaubigter Urkunden.

§ 13
Gedeckte Schuldverschreibungen

(1) Die Bank kann gedeckte Schuldverschreibungen nach Maßgabe der Absätze 2 bis 4 ausgeben.

(2) Der Gesamtbetrag der von der Bank ausgegebenen Schuldverschreibungen muss in Höhe des Nennwerts und der Zinsen jederzeit gedeckt sein. Als Deckung sind zulässig

1.	Pfandbriefe im Sinne des § 1 Abs. 3 des Pfandbriefgesetzes, die nach den Vorschriften des Pfandbriefgesetzes ausgegeben werden,

2.	Darlehen an inländische Körperschaften und solche Anstalten des öffentlichen Rechts, für die eine Anstaltslast oder eine auf Gesetz beruhende Gewährträgerhaftung oder eine staatliche Refinanzierungsgarantie gilt oder die das gesetzliche Recht zur Erhebung von Gebühren und anderen Abgaben innehaben, oder gegen Übernahme der vollen Gewährleistung durch eine solche Körperschaft oder Anstalt gewährte Darlehen oder sonstige Darlehen der Bank, für die Sicherheiten bestehen, die den Anforderungen des Pfandbriefgesetzes für die Deckung von Hypothekenpfandbriefen oder Schiffspfandbriefen entsprechen,

3.	Darlehen der Bank, für die nach bankmäßigen Grundsätzen ausreichende Sicherheiten bestehen.

Die in Satz 2 vorgeschriebene ordentliche Deckung kann vorübergehend durch Guthaben bei der Deutschen Bundesbank und bei geeigneten Kreditinstituten ersetzt werden (Ersatzdeckung).

(3) Die zur Deckung der Schuldverschreibungen bestimmten Vermögenswerte einschließlich der Ersatzdeckung sowie Vermögenswerte in Höhe der Deckungsrücklage nach § 2 Abs. 3 sind von der Bank einzeln in ein Register einzutragen. § 5 Abs. 1 und 2 des Pfandbriefgesetzes gilt entsprechend mit der Maßgabe, dass an die Stelle der Bundesanstalt die in § 11 Abs. 1 genannte Aufsichtsbehörde tritt.

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(4) Die Aufsichtsbehörde (§ 11 Abs. 1) bestellt nach Anhörung der Bank einen Treuhänder und einen Stellvertreter. Der Treuhänder hat darauf zu achten, dass die Ausgabe, Verwaltung und Deckung der Schuldverschreibungen den gesetzlichen und satzungsmäßigen Bestimmungen und den Anleihebedingungen entsprechen. § 7 Abs. 3 und 4 und die §§ 8 bis 11 des Pfandbriefgesetzes gelten entsprechend mit der Maßgabe, dass an die Stelle der Bundesanstalt die in § 11 Abs. 1 genannte Aufsichtsbehörde tritt.

§ 13a
Mündelsicherheit

Die Schuldverschreibungen der Bank, die nicht auf ausländische Zahlungsmittel lauten, sind zur Anlegung von Mündelgeldern geeignet.

§ 14
Arreste und Zwangsvollstreckungen

Auf Arreste und Zwangsvollstreckungen in Vermögenswerte, die in das Deckungsregister nach § 13 Abs. 3 eingetragen sind, ist § 29 des Pfandbriefgesetzes entsprechend anzuwenden.

§ 15
Sondervorschrift für Refinanzierungskredite

Kreditinstitute können sich bei der Gewährung von Darlehen aus Mitteln, die sie von der Bank erhalten, die Verzinsung rückständiger Zinsen im Voraus versprechen lassen.

§ 16
Auflösung

(1) Die Bank kann nur durch Gesetz aufgelöst werden. Das Gesetz bestimmt über die Verwendung des Vermögens. Es darf nur für eine das Allgemeininteresse wahrende Förderung der Landwirtschaft oder der landwirtschaftlichen Forschung verwendet werden.

(2) Im Falle der Auflösung gehen die Gläubiger der gedeckten Schuldverschreibungen hinsichtlich der nach § 13 Abs. 3 in dem Register eingetragenen Werte den übrigen Gläubigern der Bank im Rang vor. Soweit diese Werte nicht zur Befriedigung der Gläubiger der gedeckten Schuldverschreibungen notwendig sind, stehen sie den übrigen Gläubigern der Bank zur Verfügung.

§ 17
Übergangsregelungen

Die bisherigen Deckungsregister der Bank bleiben nach Inkrafttreten des Fünften Gesetzes zur Änderung des Gesetzes über die Landwirtschaftliche Rentenbank als getrennte Deckungsregister neben dem Deckungsregister nach §

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13 Abs. 3 bestehen. Die Aufgaben des Treuhänders nach § 13 Abs. 4 erstrecken sich auch auf diese Deckungsregister.

§ 18
(weggefallen)

§ 19
(weggefallen)

§ 20
(Inkrafttreten)

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Non-binding translation

Governing Law
of Landwirtschaftliche Rentenbank

in the version of the announcement dated September 4, 2002 (Federal Gazette I page 3646), last amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009 (Federal Gazette I page 1506)

Section 1
Legal form, head office

(1) Landwirtschaftliche Rentenbank, hereinafter the Bank, is a direct federal institution under public law.

(2) The Bank has its head office in Frankfurt am Main. It does not have any branch offices.

Section 2
Capital

(1) The capital stock of the Bank amounts to 135 million Euro.

(2) A principal reserve is to be formed in order to strengthen its capital base. At least half of the annual net income remaining after allocation to the guarantee reserve (paragraph 3) is to be allocated to it.

(3) A special guarantee reserve is to be formed in addition to the principal reserve (paragraph 2); such guarantee reserve is designed to provide further security for the secured debentures issued by the Bank. The guarantee reserve may not exceed 5 per cent. of the nominal value of secured debentures issued at any given time. No more than 50 per cent. of the annual net profit may be allocated to it.

Section 3
Business responsibilities

(1) The Bank serves to promote agriculture and the rural areas, whereby the national and state responsibilities are to be taken into consideration. To fulfil its responsibilities, the bank may undertake development measures in accordance with the more specific stipulation of its statutes, in particular by financial instruments, in the following areas:

1. agriculture industry, including forestry, horticulture and fishing, as well as upstream and downstream areas,

2. sales and warehousing of agricultural and food products, including development and consolidation of markets in member states of the European Union and in other states which are parties to the Agreement on the European Economic Area,

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3. agriculture related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming, protection of animals within the agriculture industry,

4. the improvement of the infrastructure in predominantly rural areas,

5. agriculture related consumer protection.

The Federal Ministry of Food, Agriculture and Consumer Protection may in agreement with the Federal Ministry of Finance, assign to the Bank the realisation of development measures within the framework of its legal mandate against an appropriate fee.

(2) To fulfil its responsibilities, the Bank may use all banking instruments at its disposal, in particular loans, grants and other financial means, furnish guarantees and enter into participations. Loans should as a rule be granted via or together with other banks. In relation to other banks, the Bank shall observe the common non-discrimination rule.

(3) Within the scope of its responsibilities according to paragraph 1, the Bank may, in accordance with the more detailed regulations in its statutes, also grant loans and other financing forms to regional authorities and public sector special purpose associations.

(4) To the extent that these are projects of common interest which are co-financed by the European Investment Bank or similar European financing institutions the Bank may grant other financing in the interest of German and European agriculture or rural areas, in accordance with the more detailed regulations in its statutes.

(5) To procure necessary funds, the Bank may raise loans, issue covered and uncovered bonds, underwrite guarantees and use all other standard bank financing instruments.

Section 4
Other transactions

(1) The Bank may furthermore conduct all transactions and services which are directly connected with the performance of its responsibilities. In this context, it may, in particular, buy and sell debt and securities and conduct transactions and measures to ensure its financial liquidity (Treasury Management) and all transactions necessary for diversifying risks.

(2) For the Bank, securities trading, the deposit business and payment services within the meaning of section 1 para. 2 of the Act on the Supervision of Payment Services (Zahlungsdiensteaufsichtsgesetz) are only permitted on its own account and only to the extent that they are directly connected to its public development functions.

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Section 5
Official bodies

(1) Executive bodies of the Bank are

1.	the Board of Management

2.	the Advisory Board

3.	the General Meeting.

(2) The responsibilities and powers of authority of the official bodies of the institution shall be governed by its statutes unless otherwise provided for by law.

Section 6
The Board of Management

(1) The Board of Management comprises at least two members. The board members are appointed and dismissed by the Advisory Board with a majority of two thirds of its members. The appointment requires the approval of the supervisory authority (Section 11 para. 1).

(2) The Board of Management shall be responsible for conducting the business of the Bank unless such responsibility is allocated to another official body of the institution by law or under the terms of its statutes.

(3) The Board of Management represents the Bank in court and out of court. The authority to represent the Bank as well as the form for declaration of intention of the authorised representatives is regulated by the statutes. If a declaration of intention is to be submitted to the Bank, the submission to a member of the Board of Management will suffice. The provisions valid for public limited companies are to be applied accordingly to the representation of the Bank with regard to its executive bodies.

Section 7
Advisory Board

(1) The Advisory Board comprises

1.	eight representatives of agricultural and food organisations, of which six shall be appointed by the Deutscher Bauernverband e.V. (German Farmers’ Union), one by the Deutscher Raiffeisenverband e.V. (Farmers’ Cooperative Association) and one as a representative of the food industry (trade and industry) by food associations;

2.	three agricultural ministers from states, who shall be appointed by the Bundesrat (Federal Council) for a period still to be determined, or their permanent deputies;

3.	a representative of the trade unions;

4.	the Federal Minister of Food, Agriculture and Consumer Protection; representation in the meetings of the Advisory Board and its committees by a permanent deputy or by a departmental manager is permitted;

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5.	one representative in each case from the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance; the ministries may also be represented by other experts;

6.	three representatives from credit institutions or other credit experts, who shall be co-opted by the other members of the Advisory Board.

(2) The Chairman of the Advisory Board shall be elected by the Advisory Board from the ranks of the members of the German Farmers’ Union. His/her deputy is the Federal Minister of Food, Agriculture and Consumer Protection.

(3) Members of the General Meeting may not belong to the Advisory Board.

(4) The Advisory Board monitors the business conduct of the Board of Management and makes decisions regarding its discharge; it may issue to the Board of Management general and specific instructions.

(5) The Advisory Board decides on the annual accounts, the allocation to the principal reserve and the guarantee reserve as well as on the division of the net profit for the year between the promotional fund (Section 9 para. 2) and the special-purpose fund (Section 9 para. 3); it shall forward its proposal for the appropriation of profits as per Section 9 para. 2 to the General Meeting for a final decision.

(6) The Advisory Board decides on the statutes and their amendments. These require the authorisation of the supervisory authority (Section 11 para. 1).

Section 8
General Meeting of the institution

(1) The General Meeting of the institution shall be made up of representatives of the owners and lessors of properties encumbered with the Rentenbank land charge.

(2) The General Meeting comprises 28 members, of which two members in each case shall be appointed by the states of Baden-Württemberg, Bavaria, Brandenburg, Hessen, Mecklenburg-West Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia and one member in each case by the states of Berlin, Bremen, Hamburg and Saarland. During the selection of the representatives, the individual agro-business size-categories, in particular family farms, are to be taken into consideration appropriately.

(3) The General Meeting receives the reports of the Board of Management on the business activities of the Bank and the Advisory Board on the resolutions it has passed and advises the Bank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. It decides on the appropriation of profits in accordance with Section 9 para. 2.

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Section 9
Appropriation of profits

(1) The net profit for the year may only be used for the promotion of agriculture and rural areas, in compliance with general interest.

(2) At most half of the amount to be distributed is allocated to a promotional fund, the appropriation of which is decided by the General Meeting in accordance with guidelines, which it is to draw up.

(3) At least half of the amount to be distributed shall be allocated to the special-purpose fund of the Federal Republic as stated by the Act on the Special-Purpose Fund of the Federal Republic at Landwirtschaftliche Rentenbank as of August 12, 2005 (FG I, 2363) provided that this is managed by the Bank and provided that the Bank is exempted of all taxes on assets, net income and commercial enterprise.

Section 10
Specific duty of the executive bodies

The duty of care and responsibility of the members of the Board of Management and the Advisory Board comply with the relevant provisions for Board of Management and Supervisory Board members of public limited companies.

Section 11
Supervision

(1) The Bank is subject to the supervision of the Federal Ministry of Food, Agriculture and Consumer Protection (supervisory authority), which makes its decisions in agreement with the Federal Ministry of Finance. The supervisory authority ensures that the business operation of the Bank complies with public interest in particular in the promotion of agriculture and rural areas as well as with the laws and its Statutes.

(2) The supervisory authority is empowered to request information from the executive bodies of the Bank on all business matters, to view any books and correspondence of the Bank and to participate in meetings of the Advisory Board and its committees as well as in the General Meeting, and to raise motions; its representatives must be admitted to the floor at all times.

(3) The supervisory authority is also authorised to request the calling of meetings of the executive bodies and the announcement of subjects to be decided as well as to prohibit the implementation of directives or resolutions, which contravene public interest in particular the promotion of agriculture and rural areas or are in breach of the laws or the Bank’s statutes.

(4) Otherwise, the Bank is independent with regard to its administration and management, likewise in the appointment of personnel.

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Section 12
Official seal and public documents

The Bank is entitled to hold an official seal. Section 39a of the Notarisation Act (Beurkundungsgesetz) shall apply accordingly. Bank declarations, which are duly signed and given the stamp of the official seal have the character of officially authenticated public documents.

Section 13
Covered bonds

(1) The Bank may issue covered bonds according to paragraphs 2 to 4.

(2) The total amount of the bonds issued by the Bank must be covered to the amount of the nominal value and the interest at all times. The following are permitted as cover

1.	covered bonds which are issued in accordance with Section 1 para. 3 of the German Covered Bond Act (Pfandbriefgesetz),

2.	loans to domestic statutory corporations and such federal institutions under public law to which a maintenance obligation (Anstaltslast) or guarantee obligation by law (Gewährträgerhaftung) or a governmental refinancing guarantee apply, or which are legally entitled to levy fees and other charges, or loans granted under acceptance of the complete guarantee by such a statutory corporation or institution under public law, or other loans of the Bank for which sufficient collateral exists which meets the requirements of the German Covered Bond Act (Pfandbriefgesetz) for the coverage of mortgage bonds or bottomry bonds.

3.	loans granted by the Bank for which sufficient collateral exists in accordance with the policies of the Bank.

The appropriate cover prescribed in clause 2 may be replaced temporarily by credit deposits at Deutsche Bundesbank and at suitable banks (substitute cover).

(3) The assets determined for covering the bonds, including the substitute cover, as well as assets to the amount of principal reserves as per Section 2 para. 3 are to be entered individually into a register by the Bank. Section 5 para. 1 and 2 of the German Covered Bond Act (Pfandbriefgesetz) apply accordingly, provided that instead of the Federal Authority, the supervisory authority named in Section 11 para. 1 supersedes.

(4) After consultation with the Bank, the supervisory authority (Section 11 para. 1) nominates a trustee and a deputy. It is the responsibility of the trustee to ensure that the issuing, administration and cover of bonds comply with the legal and regulatory conditions and terms and conditions of the bonds. Section 7 para. 3 and 4 and Sections 8 to 11 of the German Covered Bond Act (Pfandbriefgesetz) apply accordingly, provided that instead of the Federal Authority, the supervisory authority named in Section 11 para. 1 supersedes.

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Section 13a
Eligibility for the investment of ward money

Bonds issued by the Bank which are not denominated in foreign currency are eligible for the investment of ward money.

Section 14
Attachments and compulsory executions

Section 29 of the German Covered Bond Act (Pfandbriefgesetz) shall apply accordingly to attachments and compulsory executions upon assets which are entered in the register of covered bonds as per Section 13 para. 3.

Section 15
Special provision for refinancing loans

Credit institutions may request in advance an undertaking to pay interest on overdue interest in each case they grant a loan from funds received from the Bank.

Section 16
Dissolution

(1) The Bank may only be dissolved by law. Such law shall determine the application of assets. They may only be used for the promotion of agriculture or agricultural research in the interests of the public at large.

(2) In the event of dissolution, creditors of covered bonds shall rank before other creditors of the Bank in relation to the assets entered in the register of covered bonds as per Section 13 para. 3. To the extent that these assets are not required to settle claims of covered bond creditors they are available for the settlement of claims of the remaining creditors of the Bank.

Section 17
Transitional rules

The current Bank registers for covered bonds are retained as separate coverage registers in addition to the register as per Section 13 para. 3 when the fifth law on the amendment of the law governing Landwirtschaftliche Rentenbank comes into force. The duties of the trustee as per Section 13 para. 4 also encompass these coverage registers.

Section 18
(omitted)

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Section 19
(omitted)

Section 20
(coming into force)

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